File No. 82-34839

05011718

RECEIVED
2005 OCT 17 A 11:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

September 30, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: INPEX CORPORATION
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the information listed in Annex A attached hereto required by Rule 12g3-2(b).

If you have any further questions or requests for additional information please do not hesitate to contact Seiya Ito of Corporate Strategy & Planning Unit of this corporation at 81-3-5448-1238 (telephone) or 81-3-5448-1242 (facsimile).

Very truly yours,

INPEX CORPORATION

By: [signature]
Name: Seiya Ito
Title: Director & General Manager

PROCESSED
OCT 18 2005
THOMSON FINANCIAL

10/18

ANNEX A

A. *JAPANESE LANGUAGE DOCUMENTS FOR WHICH NO ENGLISH LANUGAGE VERSION, TRANSLATION OR SUMMARY HAS BEEN PREPARED*
(brief descriptions in English of Japanese language documents listed from 1 to 3 below are set out in EXHIBIT A-1)

1. Extraordinary Report dated April 1, 2005

2. Statutory Public Notice dated June 23, 2005, in connection with financial statements for the fiscal year ended March 31, 2005, in a summary form

3. Annual Securities Report dated June 28, 2005

B. *JAPANESE LANGUAGE DOCUMENTS FOR WHICH ENGLISH LANGUAGE VERSION, TRANSLATION OR SUMMARY HAS BEEN PREPARED*
(English language versions, translations or summaries of Japanese language documents listed from 4 to 7 below are set out in EXHIBIT A-2)

4. Notice dated June 7, 2005, of Convocation of 40th Ordinary General Meeting of Shareholders

5. Notice dated June 22, 2005, of Resolutions of 40th Ordinary General Meeting of Shareholders

6. Press Releases

Date	Title
1) November 17, 2004	FY2004 Consolidated and Non-consolidated Financial Results
2) November 17, 2004	FY2005 1st Quarter Consolidated Financial Results
3) November 17, 2004	FY2005 Semiannual Consolidated and Non-consolidated Financial Results
4) December 2, 2004	Assignment of the participating interest in the Donggala Production Sharing Contract, Indonesia
5) December 6, 2004	Start of crude oil and condensate production from Belanak oil and gas field in the South Natuna Sea Block B Production Sharing Contract, Indonesia
6) December 13, 2004	Execution of Gas Sales Agreement of the Offshore Southeast Sumatra Production Sharing Contract, Indonesia
7) December 20, 2004	Acquisition of shares in Canada Oil Sands Co., Ltd.
8) December 27, 2004	No impact on INPEX's business caused by the earthquake, offshore Sumatra, Indonesia
9) December 30, 2004	INPEX and TOTAL Donates for Aceh and North Sumatra Relief Efforts
10) January 24, 2005	Acquisition of shares in Canada Oil Sands Co., Ltd. (Completion)
11) February 9, 2005	Assignment of the participating interest in the VIC/P45 License, Australia
12) February 10, 2005	Consolidated Financial Results for the First Nine Months ended December 31, 2004
13) February 10, 2005	Revisions of the Financial Forecasts for the year ending March 31, 2005

14) February 14, 2005	Central Azeri Production Start in the Caspian Sea, Azerbaijan
15) March 8, 2005	INPEX CORPORATION attains rating from R & I
16) March 28, 2005	Dissolution of INPEX South Natuna, Ltd.
17) March 29, 2005	No impact on INPEX's business caused by the earthquake, offshore Sumatra, Indonesia
18) March 29, 2005	New Assignment in the subsidiary companies of INPEX CORPORATION
19) April 1, 2005	Notice on Transfer of the Largest Shareholder as a Major Shareholder
20) April 12, 2005	INPEX Receives Safety Award in Exploration Category in Australia
21) April 25, 2005	INPEX Announces Projected Dividend Increase for the year ended March 31, 2005
22) May 13, 2005	Corrections of errors in previously issued Consolidated and Non-Consolidated Financial Statements for the year ended March 31, 2004
23) May 17, 2005	FY2005 Consolidated Financial Results
24) May 18, 2005	Presentation on Financial Results For FY2005
25) May 20, 2005	Today's Press Reports
26) May 30, 2005	Progress of Tangguh LNG Project in Indonesia
27) May 30, 2005	Announcement of Management Changes
28) June 2, 2005	Amendment to Additional Financial Results Presentation Material (Management Changes)
29) June 13, 2005	Correction of error in previously issued Non-Consolidated Financial Statements for the year ended March 31, 2005
30) June 23, 2005	Announcement of Management Changes in Subsidiaries

31) August 8, 2005	Execution of LNG Sales and Purchase Agreement of Bayu-Undan
32) August 11, 2005	Organizational Changes
33) August 11, 2005	Revisions of the Financial Forecasts for the year ending March 31, 2006
34) August 11, 2005	Consolidated Financial Results for the Three Months ended June 30, 2005
35) September 7, 2005	Start of natural gas production from APN gas field in the Offshore Northwest Java Production Sharing Contract, Indonesia

EXHIBIT A-1

BRIEF DESCRIPTIONS OF JAPANESE LANGUAGE DOCUMENTS REFFERED TO IN ANNEX A, ITEMS 1 to 3.

1. Extraordinary Report dated April 1, 2005

   Extraordinary Report filed with the Director of Kanto Local Finance Bureau and stating that the change in a major shareholder has occurred.
   Due to the dissolution of Japan National Oil Corporation, all shares of common stock of INPEX CORPORATION held by Japan National Oil Corporation were transferred to the Minister of Economy, Trade and Industry. As a result of that, the Minister of Economy, Trade and Industry became a major shareholder having 692,307 voting rights (36.06% of all voting rights).

2. Statutory Public Notice dated June 23, 2005, in connection with financial statements for the fiscal year ended March 31, 2005, in a summary form

   Statutory Public Notice stating the results for the fiscal year ended March 31, 2005 in a summary form published in Nihon Keizai Shimbun.

3. Annual Securities Report dated June 28, 2005

   Annual Securities Report stating the results for the fiscal year ended March 31, 2005 filed with the Director of Kanto Local Finance Bureau.
   This report contains information pertaining to the business, financial conditions, risk factors, operating results, and consolidated and non-consolidated financial statements of the Company for each of the two years ended March 31, 2004 and March 31, 2005.

EXHIBIT A-2

JAPANESE LANGUAGE DOCUMENTS FOR WHICH ENGLISH LANGUAGE VERSION, TRANSLATION OR SUMMARY HAS BEEN PREPARED

Set out below are the English language versions, translations or summaries of Japanese language documents listed to in ANNEX A, Items 4 to 6.

ANNEX A Item 4.

Notice dated June 7, 2005, of Convocation of 40th Ordinary General Meeting of Shareholders

[Translation(Summary)]
June 7, 2005

Dear Shareholders:

Notice of the 40th Ordinary General Meeting of Shareholders

You are cordially invited to attend the 40th Ordinary General Meeting of Shareholders of the Company, which will be held as described below.

Yours very truly,
INPEX CORPORATION
1-18, Ebisu 4-chome, Shibuya-ku, Tokyo
Kunihiko Matsuo
Representative Director and President

1. Date and Time of the Meeting: 10:00 a.m. on June 22, 2005 (Wednesday)

2. Place of the Meeting: 10-4, Toranomon 2-chome, Minato-ku, Tokyo
"Emerald Room" on the 2nd floor of the Main Building of Hotel Okura (see the attached map)

3. Matters to be dealt with at the Meeting:

Matters for Reporting:
Report on the Business Report and the Statement of Income and the Balance Sheet for the 40th Business Term (April 1, 2004 to March 31, 2005)

Matters for Resolution:

First Item of Business: Approval of the Proposed Appropriation of Retained Earnings for the 40th Business Term

Second Item of Business: Partial Amendment to the Articles of Incorporation.

The outline of the second item of business is as shown in the attached "Reference Material for Exercising Voting Rights"

Third Item of Business: Election of Eighteen (18) Directors

Fourth Item of Business: Election of Four (4) Auditors

Fifth Item of Business: Granting of Retirement Gratuities to Resigning Directors

End

Reference Material for Exercising Voting Rights

1. **Number of Voting Rights Issued to All Shareholders**
   1,919,821

2. **Item of Business and Referential Items**

First Item of Business: Approval of the Proposed Appropriation of Retained Earnings for the 40th Business Term

The details of the item of business are as shown in p 27 of the attached document. The dividend for this term is 4000 yen per share. This amount is based on the Company's long-established basic principle of seeking to balance, in the mid-to-long term, the raising of corporate value by continuously maintaining and expanding oil and natural gas reserves and production, and returning profits directly to shareholders through dividends.

We will appropriate 98 million yen as Officers' bonuses (including Auditors), 700 million yen as a reserve for losses such as overseas investments, and 37 billion yen as a different reserve fund for investments in mineral exploitations and development to reinforce the Company's management base. We would like the remaining 6.4 billion yen to be profit carried forward to the next term.

Second Item of Business: Partial Amendment to the Articles of Incorporation

1. Reason for the Amendment

The Company' stock has been listed on the First Section of the Tokyo Stock Exchange (as of November 17, 2005), so the share certificates are being handled by the Japan Securities Depository Center, Inc. in accordance with the Law Concerning the Custody and Deposit of Share Certificates. Therefore, how to treat the Beneficial Shareholder's Register and Beneficial Shareholders under the articles of association will be clarified and necessary amendments will be made (Article 7.3 and Article 9.1 in the current articles of association.)

The Law Amending the Commercial Code and the Law Concerning Special Exceptions to the Commercial Code Regarding Audits of Joint Stock Corporations (Law No. 148, 2002) was enforced on May 1, 2002. The Auditor's term of office was extended from 3 years to 4 years, and Article 2 of the supplementary provisions section was added to reflect the extension of the term of office and the time from which the amendment was to apply. But the term of office of all the Auditors applicable to that transitional measure under that supplementary provision has expired, so that provision will be deleted.

[translation omitted]

Third Item of Business: Election of Eighteen (18) Directors

Due to the expiration of the term of office of all the Directors (18 members) at the conclusion of this Ordinary General Meeting of Shareholders, the Company proposes to elect eighteen (18) members as successor Directors. The Director candidates are set out below.

[translation omitted]

Fourth Item of Business: Election of Four (4) Auditors

Due to the expiration of the term of office of all the Auditors (4 members) at the conclusion of this Ordinary General Meeting of Shareholders, the Company proposes to elect four (4) members as successor Auditors. The Auditors' meeting has approved of this item of business. The Auditor candidates are set below.

[translation omitted]

Fifth Item of Business: Granting of Retirement Gratuities to Resigning Directors

It is proposed that a retirement gratuity be granted to Messrs. Katsuhiko Sakurai, Sachio Masuda, and Shigeki Kuwabara, who will resign from their offices of Directors at the conclusion of this Ordinary General Meeting of Shareholders, to reward them for their services during their term of office. It is proposed that the

gratuity be determined by the Board of Directors in accordance with the prescribed internal standards of the Company, and be an amount within an appropriate range, and that the specific amount, the date and method of presentation, and other matters with respect thereto be entrusted entirely to the discretion of the Board of Directors.

[translation omitted]

ANNEX A Item 5.

Notice dated June 22, 2005, of Resolution of 40th Ordinary General Meeting of Shareholders

[Translation(Summary)]
June 22, 2005

To the Shareholders:

Notice of Resolution of the 40th Ordinary General Meeting of Shareholders

The following matters were reported and resolutions were passed at the 40th Ordinary General Meeting of Shareholders of the Company held today.

Yours very truly,
INPEX CORPORATION
1-18, Ebisu 4-chome, Shibuya-ku, Tokyo
Naoki Kuroda
Representative Director and President

Matters for Reporting:

Report on the Business Report, the Balance Sheet and the Statement of Income for the 40th Business Term (April 1, 2004 to March 31, 2005)

The contents of the above statements were reported.

Matters for Resolution:

First Item of Business: The Approval of the Proposed Appropriation of Retained Earnings for the 40th Business Term

The matter was approved and passed without amendment, and annual dividends were set at ¥4,000 per share.

Second Item of Business: Partial Amendment to the Articles of Incorporation

The changes necessary for responding to the system for changing the custody of share certificates and the deletions of the supplementary provisions regarding Auditors' terms of office were approved and passed according to the original bill.

Details of amendment are as described below.

Third Item of Business Election of Eighteen (18) Directors

Fifteen (15) Directors were reelected, and three (3) Directors were newly elected, as Directors according to the original bill. Reelected were Mr. Kunihiko Matsuo, Mr. Naoki Kuroda, Mr. Katsujiro Kida, Mr. Mutsuhisa Fujii, Mr. Kazuhisa Konoma, Mr. Seiji Yui, Mr. Noboru Tezuka, Mr. Kunio Kanamori, Mr. Michio Hikari, Mr. Sadafumi Tanigawa, Mr. Shunichiro Sugaya, Mr. Seiya Ito, Mr. Wataru Tanaka, Mr. Kazuo Wakasugi and Mr. Junji Sato, and newly elected were Mr. Hisanori Yoshimura, Mr. Kazuo Ogawa and Mr. Michihisa Shinagawa. In connection with this matter, the Company received in advance

(on June 21st) a notice from the Special Class Shareholders, saying that they will not object to not holding a meeting of the Special Class Shareholders, in consideration of (i) the results of the investigation conducted by the Company pursuant to the provisions of the Articles of Incorporation of the Company, and all materials that made the Company decide not to hold a meeting of the Special Class Shareholders, (ii) the reality that those Shareholders hold approximately 36% of common shares of the Company, provided that (a) the proposals of the Company described in the notice of convocation is approved without amendment and (b) no other proposal is approved. As a result of that notice, each of the elected Directors was appointed and inaugurated into the office at the conclusion of the 40th Ordinary General Meeting of Shareholders

In addition, five Directors, namely, Mr. Kazuo Wakasugi, Mr. Hisanori Yoshimura, Mr. Junji Sato, Mr. Kazuo Ogawa, and Mr. Michihisa Shinagawa, are outside corporate directors provided for in Item 7-2, Paragraph 2, Article 188 of the Commercial Code.

Fourth Item of Business Election of Four (4) Auditors

Four Auditors were reelected and inaugurated according to original bill. They were Mr. Nobuo Kawa, Mr. Shigeru Watanabe, Mr. Tadaaki Tokunaga and Mr. Ryoichi Ono.

In addition, three Auditors, namely Mr. Nobuo Kawa, Mr. Tadaaki Tokunaga, and Mr. Ryoichi Ono, are outside corporate auditors provided for in Article 18, Paragraph 1 of the "Law for Special Exceptions to the Commercial Code concerning Audits, etc. of *Kabushiki-kaisha* (Joint Stock Companies)."

Fifth Item of Business Granting of Retirement Gratuities to Resigning Director

The matter was approved and passed without amendment upon the retirement gratuities be granted within a reasonable amount to Mr. Katsuhiko Sakurai, Mr. Yukio Masuda and Mr. Shigeki Kuwahara, who will resign from their offices of Director, to reward them for their services during their terms of office, in accordance with the prescribed standards of the Company. It was approved and passed that the specific amount to be presented, the date and method of presentation and other matters be entrusted entirely to the Board of Directors.

[translation omitted]

ANNEX A Item 6.

2) November 17, 2004 FY2005 1st Quarter Consolidated Financial Results

INPEX

FY 2005 1st Quarter Consolidated Financial Results

November 17, 2004

Note: The following report is an English translation of the Japanese-language original.

Company name INPEX CORPORATION Code number : 1604 (1st section of Tokyo Stock Exchange)

(URL http://www.inpex.co.jp/)

Representative Kunihoko Matuo , President

Contact person Seiya Ito, Director & General manager, Corporate Planning & Management Dept.

Tel +81-3-5448-1238

1. Preparation of Financial Results
   1. Application of a simple accounting procedure : No
   2. Any changes in accounting procedure from the latest fiscal year : No
   3. Any changes in scope of consolidation and equity method of accounting : Yes

      Number of newly consolidated subsidiaries: 1

      Number of affiliates newly accounted for by the equity method: 1

2. Results of FY2005 1st Quarter (April 1, 2004—June 30, 2004)

(1) Consolidated operating results Note: Amounts less than one million yen are rounded off.

	Net sales		Operating income		Ordinary income		Net income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
FY2005 1st Quarter	97,536	101.1	51,773	155.7	49,945	202.3	14,972	117.8
FY2004 1st Quarter	48,493	—	20,249	—	16,522	—	6,872	—
FY2004	218,831		93,876		94,773		34,781	

	Net income per share—basic		Net income per share—diluted
		yen	yen
FY2005 1st Quarter	8,120.64		—
FY2004 1st Quarter	11,664.84	(3,888.28)	—
FY2004	58,838.76	(19,612.92)	—

(Notes) 1. The percentage expressions for net sales, operating income, ordinary income and net income represent the change from the corresponding period in the preceding year.

2. Average number of shares issued and outstanding in each period (consolidated) FY2005 1st quarter 1,843,716 shares; FY2004 1st quarter 589,200 shares; FY2004 589,200 shares

On May 18, 2004, there was a 3-for-1 stock split of common stock. Net income per share for FY2004 1st quarter and FY2004 restated for the effect of this stock split is presented in parentheses.

(2) Consolidated financial position Note: Amounts less than one million yen are rounded off.

	Total assets	Shareholders' equity	Ratio of shareholder' equity	Net assets per share	
	Millions of yen	Millions of yen	%		yen
FY2005 1st Quarter	667,822	348,918	52.2	181,744.14	
FY2004	525,298	278,113	52.9	471,826.00	(157,275.33)

(Note) Number of shares issued and outstanding at the end of each period (consolidated) FY2005 1st quarter 1,919,832 shares FY2004 589,200 shares

On May 18, 2004, there was a 3-for-1 stock split of common stock. Net assets per share for FY2004 restated for the effect of this stock split are presented in parentheses.

Accompanying materials

1. Condensed Consolidated Balance Sheets
2. Condensed Consolidated Statements of Income

1. Condensed Consolidated Balance Sheets

	As of June 30, 2004	As of March 31, 2004
Description	Amount (Millions of yen)	Amount (Millions of yen)
Current assets	180,585	106,952
Fixed assets	487,237	418,345
Total assets	667,822	525,298
Current liabilities	77,840	28,894
Long-term liabilities	207,417	185,410
Long-term debt thereof	171,321	169,307
Total liabilities	285,257	214,305
Minority interests in consolidated subsidiaries	33,646	32,878
Total shareholders' equity	348,918	278,113
Total liabilities, minority interests and shareholders' equity	667,822	525,298

2. Condensed Consolidated Statements of Income

	For the three months ended June 30, 2004		For the three months ended June 30, 2003		For the year ended March 31, 2004	
Description	Amount (Millions of yen)	Percentage (%)	Amount (Millions of yen)	Percentage (%)	Amount (Millions of yen)	Percentage (%)
Net sales	97,536	100.0	48,493	100.0	218,831	100.0
Cost of sales	42,674	43.8	24,487	50.5	105,758	48.3
Gross profit	54,861	56.2	24,006	49.5	113,072	51.7
Exploration expenses	719	0.7	3,045	6.3	11,552	5.3
Selling, general and administrative expenses (Note)1	2,368	2.4	711	1.4	7,644	3.5
Operating income	51,773	53.1	20,249	41.8	93,876	42.9
Other income	1,747	1.8	717	1.5	15,503	7.1
Other expenses (Note)2	3,575	3.7	4,445	9.2	14,606	6.7
Ordinary income	49,945	51.2	16,522	34.1	94,773	43.3
Income before income taxes and minority interests	49,945	51.2	16,522	34.1	94,773	43.3
Income taxes	34,612	35.5	11,134	23.0	60,318	27.5
Minority interests	361	0.3	(1,484)	(3.1)	(326)	(0.1)
Net income	14,972	15.4	6,872	14.2	34,781	15.9

(Notes) 1 Depreciation and amortization expenses are included in the amounts: ¥397 million for FY2005 1st quarter, ¥96 million for FY2004 1st quarter and ¥2,329 million for FY2004.

2 Provision for allowance for recoverable accounts under production sharing to projects in the exploration phase is included: ¥104 million for FY2005 1st quarter, ¥3,381 million for FY2004 1st quarter and ¥10,056 million for FY2004.

ANNEX A Item 6.

3) November 17, 2004 FY2005 Semiannual Consolidated and Non-consolidated Financial Results

INPEX

RECEIVED
2005 OCT 17 A 11:13

FY2005 Semiannual Consolidated Financial Results

November 17, 2004

Note: The following report is an English translation of the Japanese-language original.

Company name	INPEX CORPORATION	Stock Exchange on which the Company is listed	Tokyo Stock Exchange
Code number	1604	Location of the head office	Tokyo

(URL http://www.inpex.co.jp/)

Representative	Kunihiko Matsuo, President
Contact person	Seiya Ito, Director & General Manager, Corporate Planning & Management Dept. TEL+81-3-5448-1238
Date of the meeting of the Board of Directors for the FY2005 semiannual financial results	November 17, 2004
Prepared in accordance with accounting principles generally accepted in the United States of America	No

1. Results of FY2005 Semiannual (April 1, 2004–September 30, 2004)

(1) Consolidated operating results

Note: Amounts less than one million yen are rounded off.

	Net sales		Operating income		Ordinary income	
	Million yen	%	Million yen	%	Million yen	%
FY2005 semiannual	213,939	94.2	116,546	138.4	110,316	152.2
FY2004 semiannual	110,188	21.5	48,878	5.9	43,748	59.6
FY2004	218,831		93,876		94,773	

	Net income		Net income per share—basic		Net income per share—diluted
	Million yen	%		Yen	Yen
FY2005 semiannual	33,017	84.5	17,596.54		—
FY2004 semiannual	17,898	64.1	30,377.50	(10,125.83)	—
FY2004	34,781		58,838.76	(19,612.92)	—

(Notes)
1. Equity in earnings of affiliates: FY2005 semiannual, (¥479) million; FY2004 semiannual, ¥1,027 million; FY2004, ¥452 million
2. Average number of shares issued and outstanding in each period (consolidated): FY2005 semiannual, 1,876,337 shares; FY2004 semiannual, 589,200 shares; FY2004, 589,200 shares
   On May 18, 2004, there was a 3-for-1 stock split of common stock. Net income per share for FY2004 semiannual and FY2004 restated for the effect of this stock split is presented in parentheses.
3. Change in accounting policy: No
4. The percentage expressions for net sales, operating income, ordinary income and net income represent the change from the corresponding period of the preceding year.

(2) Consolidated financial position

Note: Amounts less than one million yen are rounded off.

	Total assets	Shareholders' equity	Ratio of shareholders' equity	Net assets per share	
	Million yen	Million yen	%		Yen
FY2005 semiannual	718,155	367,508	51.2	191,427.36	
FY2004 semiannual	508,955	263,055	51.7	446,462.08	(148,820.69)
FY2004	525,298	278,113	52.9	471,826.00	(157,275.33)

Note: Number of shares issued and outstanding at the end of each period (consolidated): FY2005 semiannual, 1,919,832 shares; FY2004 semiannual, 589,200 shares; FY2004, 589,200 shares
On May 18, 2004, there was a 3-for-1 stock split of common stock. Net assets per share for FY2004 semiannual and FY2004 restated for the effect of this split are presented in parentheses.

(3) Consolidated cash flows

Note: Amounts less than one million yen are rounded off.

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of the period
	Million yen	Million yen	Million yen	Million yen
FY2005 semiannual	63,516	(56,543)	4,944	121,182
FY2004 semiannual	31,850	(196,100)	124,125	37,975
FY2004	44,464	(218,121)	151,120	54,582

(4) Scope of consolidation and equity method

Number of consolidated subsidiaries	27 companies
Number of unconsolidated subsidiaries accounted for by the equity method	None
Number of affiliated companies accounted for by the equity method	11 companies

(5) Changes in scope of consolidation and equity method

	Increase	Decrease
Consolidated subsidiaries	1 companies	1 company
Affiliated companies accounted for under the equity method	4 companies	1 companies

2. Estimated Consolidated Operating Results for FY2005 (April 1, 2004–March 31, 2005)

	Net sales	Ordinary income	Net income
	Million yen	Million yen	Million yen
FY2005 (full-year)	402,800	200,900	54,300

Reference: The forecast of ¥28,283.69 of net income per share for FY2005 is calculated based on the expected number of shares issued and outstanding of 1,919,833.75 at March 31, 2005.

* The aforementioned forecasts are based on currently available information and contain many uncertainties. Changing business conditions may cause actual results to differ from the above forecasts. Issues relating to the above forecasts are referred to on page 10 of the accompanying materials.

I Overview of the INPEX Group

The INPEX Group consists of INPEX CORPORATION, 27subsidiaries, 11affiliated companies and their two subsidiaries (as of September 30, 2004). The group primarily engages in the exploration, development, production and sales of crude oil and natural gas in the Republic of Indonesia and the Commonwealth of Australia, as well as in the Middle East, the coastal states around the Caspian Sea and South America. In addition, we provide loans and investments to companies engaged in the aforementioned activities. Our business segment is crude oil and natural-gas-related products.

The following diagram shows our group's business flow.



Customers
(Power companies, gas companies, petrochemical companies and oil refineries, etc.)
In Preparation
Pipeline
INPEX BTC PIPELINE, Ltd. (Consolidated subsidiary)
Natural Gas Liquefied Plant
INPEX DLNGPL Pty Ltd. (Consolidated subsidiary)
Sales of Crude Oil
Trading companies and other business entities
INPEX Trading, Ltd. (Consolidated subsidiary)
Sales of Crude Oil and Gas
Sales of Gas
PERTAMINA
Supply of Gas
Sales of Crude Oil
Middle and Downstream
Upstream
Our Exploration and Development Companies
Consolidated subsidiaries
Azadegan Petroleum Development, Ltd.
INPEX North Caspian Sea, Ltd.
INPEX Browse, Ltd.
INPEX Masela, Ltd.
And 10 other subsidiaries
Equity-Method affiliates
INPEX Offshore North Campos, Ltd.
MI Berau B.V.
Subsidiary of Equity-Method affiliate
Frade Japão Petróleo Limitada
Our Production Companies
Consolidated subsidiaries
Japan Oil Development Co., Ltd.
INPEX ABK, Ltd.
INPEX Sahul, Ltd.
INPEX Alpha, Ltd.
INPEX Natuna, Ltd.
INPEX Tengah, Ltd.
INPEX Jawa, Ltd.
INPEX Sumatra, Ltd.
INPEX Southwest Caspian Sea, Ltd.
Equity-Method affiliates
Albacora Japão Petróleo Limitada
JJI S&N B.V.
And 4 other affiliates
One Subsidiary of Equity-Method affiliate
Subcontracting
INPEX CORPORATION
12.41%
Japan Petroleum Exploration Co., Ltd.*
53.96%
49.94%
Major Shareholder
Japan National Oil Corporation (JNOC)*

Note: Japan National Oil Corporation and Japan Petroleum Exploration Co., Ltd., are investors in our subsidiaries and affiliated companies. As our 343,725 shares of common stock then held by Japan National Oil Corporation were sold at the time of our company's stock listing on the First Section of the Tokyo Stock Exchange as of November 17, 2004, the number of our company's shares held by Japan National Oil Corporation totaled 692,308.75 (accounting for a 36.06% of our issued shares) as of that date.

II Management Policy

1. Basic management principles

Our fundamental business is to secure stable profitability by accruing reserves of crude oil and natural gas and developing, producing and selling them, as well as growing corporate value continuously. Production is decreasing at our currently held reserves, therefore we must find new reserves via exploration or the purchase of assets over the medium to long term. To maintain our global interests in the exploration, development and production of crude oil and natural gas, we must aggressively pursue promising business opportunities. Our fundamental business strategy is to ensure stable earnings in the medium to long term through the sustainable growth of reserves and production with a regional strategy, a well-balanced portfolio and the diversification of our natural gas business.

2. Basic profit distribution principles

Our basic policy is to maximize corporate value by using retained earnings to maintain and increase reserves and production while maintaining a stable dividend payment to shareholders.

The reserves of crude oil and gas that serve as our business foundation are continually diminished through production. Therefore, we must constantly pursue new reserves to enable us to return profits to our shareholders. As such, we have invested aggressively in the Republic of Indonesia, the Commonwealth of Australia, the Middle East and the coastal states around the Caspian Sea to stabilize and expand our business foundation with a medium- to long-term view. Our strong financial base is essential in carrying out such investments. We maintain a basic principle of paying a stable dividend while considering the balance between returning profits to shareholders and enhancing the financial foundation.

3. Management strategy and medium- to long-term issues

Our fundamental management policy for our group assures stable earnings and increases sustainable corporate value through obtaining crude oil and gas reserves and developing, producing and selling them. Because our reserves are diminished via production, we must constantly acquire new reserves. To this end, we have invested aggressively in core target areas (e.g., the Middle East, the coastal states around the Caspian Sea, South America and Africa).

To grow further, we plan to invest in exploring and developing existing and new projects mainly in our core areas—the Masela Block of Indonesia and the WA-285-P (Ichthys) gas project in Australia—as well as in the Middle East and Azadegan, Kashagan and ACG along the coastal areas of the Caspian Sea. We must make such large investments every term, and we will take the necessary measures to obtain the financing.

The following issues must be resolved to further develop our business.

(1) Well-balanced asset portfolio

① Regional balance

Through the last fiscal year, our production was heavily centered in Asia and Oceania. Looking ahead, we will expand our share in the Middle East and the coastal areas of the Caspian Sea through obtaining working interests in ACG and Azadegan, development in Kashagan and integration with Japan Oil Development Co., Ltd.

We recognize the need to reduce our dependence on a specific region from the viewpoint of country and operating risks. We intend to form a regionally balanced portfolio in terms of global assets by investing in other promising areas.

② Balance between crude oil and gas

In terms of output by product, about 70% was natural gas through the last fiscal year, but the share of crude oil will increase in the future.

Crude oil is a sensitive commodity, therefore the selling price fluctuates in the marketplace. On the other hand, customers are not fixed for a long period, the required investment for production and transportation facilities is small and the duration for development is comparatively short. Accordingly, profitability can be obtained shortly after discovery.

Natural gas requires heavy investment and a long preparation period to construct the liquefaction plant and pipeline for commercial production. Because the buyer also must make a big investment to receive natural gas, a stable long-term contract is essential. Even with a stable development and production partner, profitability can be maintained only through an assured customer base.

In beginning a new project, we focus on a balance between crude oil and natural gas to ensure an efficient investment with a view toward long-term cash flow.

③ Balance of exploration, development and production (project stage)

Because crude oil and gas reserves are limited, we continuously seek to acquire new reserves to retain profitability. For this purpose, we reinvest in exploration to discover new profitable reserves while maintaining our production revenue. Projects at each stage—exploration, development and production—must be stable and execute without interruption. To achieve a balance, we invest in exploration and buy producing or undeveloped oil and gas fields.

④ Balance between operator and nonoperator

In acting as an operator of a project, we face managerial issues such as the difficulty in securing manpower and the heavy burden of financing. However, experiences as operator can also increase our opportunities to obtain working interests by improving technical capabilities and acquiring credit from oil producing countries and oil resource developers. In serving as an operator, we address manpower planning, including outsourcing, and the effective utilization of management resources.

⑤ Balance of contract type

We plan to diversify the risk caused by oil price volatility by balancing production sharing contracts, or concession contracts, for which profit is linked to the price of oil, and service contracts, such as buyback or fixed margin contracts, for which profitability is less influenced by oil prices and amounts are fixed.

(2) Project selection relative to the expiration of working interests (maintaining and increasing production beyond 2017)

The production sharing contract for the offshore Mahakam contract area, which is our group's major production project, expires in 2017 and the concession contract for the ADMA block ends in 2018. Although we focus on extended contracts, production is expected to decline as the remaining reserves decline even if the contract is renewed. We intend to keep and increase production beyond 2017 by obtaining working interests from other companies or participating in new projects or taking over companies having substantial production and stable cash flow.

(3) Strengthening cooperation with leading domestic and foreign companies

Developing crude oil and gas is risky. These large-scale projects require huge investments and present high risks, which make it difficult for the development to be handled by a single private company. Typically, several companies form a consortium to promote business internationally. Our group plans to expand business and diversify risk by increasing opportunities for participation in projects through enhancing cooperation with the major international oil companies, the national oil companies of oil-producing countries and leading private oil resource developers, trading companies and other energy-related companies.

(4) Highly efficient and transparent corporate management

As our group has a heavy responsibility to assure the stable supply of energy to Japan efficiently, we must expand not only our social responsibility but also our sensitivities in conducting business operations in domestic and international communities. For this reason, we intend to manage our business efficiently and transparently in line with global standards.

(5) Environmental efforts

Environmental issues are a matter of worldwide concern and, in particular, global warming. We make every effort to minimize the effects on surrounding areas when we explore, develop and produce energy resources. At the same time, our core business is natural gas because it discharges a relatively small amount of CO2 and NOx at combustion, and we intend to further promote its use.

(6) New fields

New technologies such as GTL and DME generate oil substitutes in liquid form under normal temperature by reformulating. These substitutes have attracted attention because they contain almost no pollutants. As our group has large reserves of natural gas, we are participating in research-and-development projects for GTL and DME. We plan to develop a new gas field by introducing these new technologies.

The INPEX Group intends to ensure stable earnings and continued improvement of corporate value in the medium to long term by maintaining and expanding crude oil and gas reserves and production as our business basis while always paying attention to sustaining financial soundness.

4. Fundamental policy for corporate governance

INPEX helps to ensure a stable supply of energy to Japan, a social responsibility it takes very seriously. Within this context, INPEX recognizes that enhancing corporate governance is an important management imperative.

(1) Company Organizations

① Management Bodies

a. Directors and Board of Directors

At INPEX, representative directors and other directors who act as executive officers carry out business operations. The execution of these business operations is overseen by the Board of Directors, which also discusses and decides on important business affairs. Meetings of the Board are convened once a month and at other times as necessary. The Board is made up of 18 directors, 4 of whom are outside directors. Each of these four outside directors serve concurrently as directors of Japan Petroleum Exploration Co., Ltd., Mitsubishi Corporation, Mitsui Oil Exploration Co., Ltd. and Marubeni Corporation, corporate shareholders of INPEX. As businesspeople with extensive knowledge and experience in INPEX's business fields, these outside directors are asked to express opinions on management of the company's businesses that contribute to their development from both specialist and objective perspectives. The previously mentioned corporate shareholders all operate businesses in the same field as INPEX and therefore compete against the INPEX Group from time to time. For this reason, INPEX recognizes the need to abide by special corporate governance measures with respect to the possibility of conflicts of interest. To this end, each of INPEX's directors, including outside directors, is required to sign a written undertaking to comply with the Japanese Commercial Code relating to such matters as noncompetition practices, proper treatment of transactions giving rise to a conflict of interest and unauthorized information disclosure. This reflects the importance of precisely carrying out their duties as directors with a high level of awareness of such matters.

b. Executive Committee

Made up of managing directors and above, the Executive Committee was established in April 2002 to expedite decision-making. In principle, the Committee is convened every week, and at other times as

necessary, to decide on matters that do not require a resolution of the Board and to conduct discussions that facilitate Board decisions. In addition to the aforementioned members of the Committee, executive directors and standing statutory auditors, as well as representatives of departments related to resolutions and reports being discussed also attend these meetings.

c. Statutory Auditors and Board of Statutory Auditors

INPEX employs the statutory auditor system. Statutory auditors attend important meetings such as the Board of Directors and Executive Committee. In addition, they conduct interviews with departments as necessary and audit the execution of duties of directors with regard to the company's overall business affairs and individual projects based on reports from relevant departments and other information. Furthermore, statutory auditors receive reports related to every audit from the independent auditors and internal audit reports from the Internal Audit Department. The Board of Statutory Auditors, which consists of all statutory auditors, determines auditing policy, formulates audit plans and receives reports on the status of audits and other matters from statutory auditors. To bolster the audit system, the number of statutory auditors was increased from three to four in June 2002. The result is that there are now three outside statutory auditors (one standing and two part-time) and one other statutory auditor (standing). Moreover, since June 2003, the Board of Statutory Auditors has convened every month instead of every three months as before.

d. Internal Audit

The Internal Audit Department was established as an organization independent from business departments and directly responsible to_the president, to ensure the appropriateness and efficiency of business activities. As a body cutting across the INPEX Group, the Internal Audit Department evaluates the internal control systems of the group, including overseas offices. It also examines and evaluates the status of management bodies, the efficiency of business operations and other matters, pinpointing problem areas, making necessary reports and conducting follow-up audits to confirm the status of improvements. The activities of the Internal Audit Department thus contribute to the proper management of the INPEX Group.

②Classes of Share and Corporate Governance

The company's Articles of Incorporation stipulate that certain major corporate decisions require a resolution by the holder of the special class share, in addition to the approval of the ordinary general meeting of shareholders or Board of Directors. The one special class share was issued on November 17, 2004, concurrently with listing of INPEX's common stock on the Tokyo Stock Exchangeand held by Japan National Oil Corporation (JNOC).

Major corporate decisions include "the appointment and removal of directors", "the disposition of material assets", "amendments to the Articles of Incorporation", "mergers, share exchange or share transfer", "capital reductions" and "dissolution". The special class share will allow the holder to veto any appointment or removal of directors or merger, share exchange or share transfer, provided 20% or more of the voting rights attached to shares of common stock are held by a single non-public entity or a single non-public entity and its joint shareholders.

JNOC has established guidelines for the exercise of the special class share's veto rights (with respect to decisions not approved by a meeting of the special class shareholder) in accordance with its internal business regulations. JNOC may veto any one of the aforementioned major corporate decisions only to the extent that it determines a proposed action or transaction (1) will likely result in INPEX being managed in a manner inconsistent with its goal of securing a stable energy supply for Japan as a national flag company; (2) will likely adversely affect the goal of efficiently securing a stable energy supply for Japan as a national flag company; or (3) may affect the exercise of voting rights of the special class share held by JNOC. Furthermore, JNOC is obliged to obtain the approval of the Minister of Economy, Trade and Industry before exercising its voting rights or carrying out any other action at the general meeting of the special

class shareholder.

The exercise of veto rights by the special class share is thus restricted. With the existence of this class of share, however, INPEX can minimize the risk of losing management control to foreign-owned concerns and an unsolicited takeover for speculative reasons. Moreover, because the scope of the veto is limited and guidelines have been set by JNOC for the exercise of veto rights, the special class share is an absolute minimum necessary measure that is highly transparent and does not unjustly impinge on INPEX's ability to operate with flexibility and efficiency.

(2) Risk Management and Corporate Ethics

INPEX recognizes that two factors are vital to increase corporate value amid drastic changes in its operating environment: forestalling and mitigating losses by properly managing risk inherit in its business operations; and maintaining and strengthening trust with customers, investors and other parties. A wide range of risk factors could affect corporate value. With respect to risks associated with management decisions such as management strategy, related departments analyze and examine issues, receiving advice from attorneys of law and other outside specialists as necessary. Materially important projects are decided on by the Board of Directors after first being discussed by the Executive Committee and other managerial bodies. Subsequent changes in matters related to these projects are then closely monitored.

The INPEX Group has formulated a set of Business Principles that embody the basic policies of its corporate activities. These principles encompass corporate goals; code of conduct; corporate growth; ethics; health, safety and environment; and contributions to society. The INPEX Group believes that by strictly adhering to these principles it can maintain and increase the trust and credibility of the company in the eyes of shareholders, employees, business partners and international society—a vital element of continuous corporate development. The company's commitment to this approach is unwavering.

5. Fundamental policy for relations with concerned parties (parent company)

The Japan National Oil Corporation (JNOC), which held 53.96% of our issued shares at the end of September 2004, is a public corporation that was established by the Japan National Oil Corporation Law (Law No. 99 implemented on July 29, 1967). JNOC promotes the independent development of crude oil and gas and the stockpiling of crude oil and LP gas. JNOC provides investment, financing and debt guarantees for some of our subsidiaries and affiliates engaged in the overseas exploration of crude oil and gas.

No individuals double as a director for our group and as either a director or officer of JNOC. Also, there is no staff on loan from JNOC to us.

Based on the Reorganization and Rationalization Plan for Special Public Corporations by cabinet approval on December 19, 2001, JNOC was abolished and part of its operations were transferred to an independent administrative agency. The law abolishing the Japan National Oil Corporation Law and the Metal Mining Agency of Japan Law (Law No. 94 in 2002) and the Japan Oil, Gas and Metals National Corporation Law was implemented on July 26, 2002. Japan Oil, Gas and Metals National Corporation was established on February 29, 2004, and many of JNOC's operations, including investment and debt guarantees, and the operation of the Metal Mining Agency of Japan to secure the supply of mineral resources of nonferrous metal, were transferred to the new entity.

Note: Our 343,725 shares of common stock then held by Japan National Oil Corporation were sold at the time of our company's stock listing on the First Section of the Tokyo Stock Exchange as of November 17, 2004. As a result, the number of our company's shares held by Japan National Oil Corporation totaled 692,308.75 (accounting for a 36.06% of our issued shares) as of that date.

Ⅲ Results of Operations and Financial Position

(1) Results for the Six Months Ended September 30, 2004

During the six-month period ended September 30, 2004, the Japanese economy saw several signs of growth slowdown of exports, mining and manufacturing production and capital investment, which had previously been on the rise, although personal spending, supported by the continued improvement of the employment situation, continued to remain steady in general. In these circumstances, it would be necessary for us to carefully watch future business trends although the underlying economic recovery seems to have been firmly kept going on the whole.

Crude oil prices and exchange rates have significant effects on the revenues and expenditures of our group. Crude oil prices rose rapidly during this six-month period due to several factors such as a noticeable increase of speculative transactions in the crude oil futures market, as well as geopolitical risks including the decline of OPEC's spare production capacity, the destabilized political situation in the Middle East and steady growth in crude oil demand in major consumer countries including Asian countries, particularly China, and the United States. As a consequence, the average price of our crude oil for the six-month period increased 37.8%, to US$37.17 per barrel from US$10.19 for the corresponding six-month period a year before.

Meanwhile, principally reflecting step-by-step rises in interest rates in the United States, the exchange rate of Japanese yen against the U.S. dollar depreciated gradually from ¥105.63 at the beginning of the period to ¥111.05 as of September 30, or a difference of ¥5.42. Consequently, the average exchange rate for crude oil sales of our company was ¥110.15 per US dollar, which is yen appreciation of ¥8.19, or 6.9% year over year.

In these business circumstances, our company's net sales for the six months ended September 30, 2004, increased ¥103,750 million, or 94.2%, year over year to ¥213,939 million. Of this figure, net sales of crude oil accounted for ¥127,896 million, a remarkable increase of ¥94,458 million, or 282.5%, from the previous corresponding six-month period a year ago. Major contributing factors were a year-over-year increase in sales volume of 20,606 thousand barrels, or 200.0%, to 30,910 thousand barrels and a rise in the average oil sales price of 37.8% as described above despite the yen's appreciation in terms of the average exchange rate. The rise in sales volume mainly reflected the consolidation of the operating performance of Japan Oil Development Co., Ltd., into our company's operating results from the beginning of fiscal 2004 and an increase in sales volume at INPEX Southwest Caspian Sea, Ltd. Net sales of natural gas increased ¥9,292 million, or 12.1% year over year, to ¥86,043 million. Higher gas sales prices interlocked with the crude oil prices was a major contributor to better net sales of natural gas despite the higher appreciation of the yen and a slight reduction in LNG sales volume.

Cost of sales for the six-month period increased ¥37,908 million, or 70.8%, to ¥91,453 million due principally to a rise in crude oil sales volume and an increase in natural gas-related expenses, for example, in association with the renewed investment to boost production capacity at the Offshore Mahakam PSC. Exploration costs were ¥982 million, down ¥4,068 million, or 80.6%, compared with the corresponding six-month period a year ago. Selling, general and administrative expenses were ¥4,956 million, up ¥2,243 million, or 82.7% year over year, and operating income increased ¥67,668 million, or 138.4%, to ¥116,546 million.

Other income decreased ¥937 million, or 25.8%, to ¥2,695 million, while other expenses increased ¥162 million, or 1.9%, to ¥8,925 million. As a consequence, ordinary income for the six months ended September 30, 2004, increased ¥66,567 million, or 152.2%, to ¥110,316 million.

Income taxes were ¥83,032 million, up ¥54,059 million, or 186.6% year over year, mainly due to the increased amount of foreign tax payments derived from the integration of Japan Oil Development Co., Ltd. As a result, net income of our company for the six months ended September 30, 2004, increased ¥15,118 million, or 84.5%, to ¥33,017 million.

As our company primarily engages in the exploration, development, production, and sales of crude oil and natural gas, results of operations by business segment are not described herein.

(2) Financial Position

Total assets of our company at the end of this six-month period amounted to ¥718,155 million, up ¥192,857 million from ¥525,298 million at the end of the previous fiscal year. Current assets at the end of this six-month period increased ¥96,169 million to ¥203,122 million, reflecting increases in cash and deposits and accounts receivable—trade. Fixed assets increased ¥96,687 million to ¥515,032 million, mainly due to increases in tangible fixed assets, investment securities and recoverable accounts under production sharing. Total liabilities at the end of this six-month period amounted to ¥317,502 million, up ¥103,197 million from ¥214,305 million at the end of the previous fiscal year. Current liabilities increased ¥72,434 million to ¥101,329 million, while long-term liabilities were ¥216,173 million, up ¥30,762 million from the end of the previous fiscal year. Minority interests in consolidated subsidiaries increased ¥265 million from the end of the previous fiscal year to ¥33,144 million.

Shareholders' equity was ¥367,508 million, up ¥89,394 million from the end of the previous fiscal year. This rise in shareholders' equity principally reflected the new inclusion of ¥62,402 million in additional paid-in capital due to the integration of Japan Oil Development Co., Ltd. via equity swap and an increase of ¥27,000 million in retained earnings.

As for cash flows during the six-month period, net cash provided by operating activities amounted to ¥63,516 million, mainly reflecting the expanded crude oil sales volume and the rises in prices of crude oil and natural gas. Meanwhile, net cash used in investing activities amounted to ¥56,543 million, which was kept within the amount of cash provided by operating activities. The net increase in cash and cash equivalents totaled ¥10,706 million with the addition of ¥4,944 million in net cash provided by financing activities during the six months ended September 30, 2004, and others.

Cash and cash equivalents at end of the six-month period totaled ¥121,182 million by adding cash and cash equivalents of ¥55,894 million at beginning of the period for the newly consolidated subsidiary to the above net increase in cash and cash equivalents during the period, compared with ¥54,582 million at the end of the previous fiscal year.

(3) Full-Year Outlook

On a full-year basis, consolidated net sales for the year ending March 31, 2005, are expected to increase ¥183.9 billion, or 84.1%, over the previous year to ¥402.8 billion. This would reflect the integration of Japan Oil Development Co., Ltd., as a subsidiary and an expected increase in sales prices of our products.

Consolidated ordinary income is expected to reach ¥200.9 billion, up ¥106.1 billion, or 112.0% year over year, supported by such positive would-be factors as an increase in net sales and a decline in investment for

exploration projects.

As a consequence, net income for the year ending March 31, 2005, is expected to increase ¥19.5 billion, or 56.1%, over the previous year to ¥54.3 billion.

In these estimates, the crude oil price for the second-half period is assumed to be US$30 per barrel (for Brent crude) with the exchange rate of the Japanese yen against the U.S. dollar at ¥108.

Ⅳ Semiannual consolidated financial statements

(1) Semiannual consolidated financial statements

1) Consolidated balance sheets

(Millions of yen)

Accounts	As of September 30, 2003		As of September 30, 2004 (A)		Fluctuation	As of March 31, 2004 (B)	
	Amounts	Ratio	Amounts	Ratio	(A) - (B)	Amounts	Ratio
		%		%			%
(Assets)							
Current assets							
Cash and deposits *2	54,475		129,742		66,020	63,722	
Accounts receivable-trade	13,685		39,750		20,485	19,265	
Marketable securities	28,531		12,761		(6,218)	18,979	
Inventories	828		1,255		362	892	
Other	4,740		19,646		15,531	4,115	
Less allowance for doubtful accounts	(14)		(33)		(11)	(21)	
Total current assets	102,246	20.1	203,122	28.3	96,169	106,952	20.4
Fixed assets							
Tangible fixed assets *1	32,428	6.4	68,947	9.6	33,805	35,141	6.7
Intangible assets							
Exploration and development rights	135,034		133,751		(615)	134,367	
Other	3,713		8,512		4,971	3,540	
Total intangible assets	138,747	27.2	142,263	19.8	4,355	137,908	26.2
Investments and other assets							
Investment securities *2	88,927		103,444		24,073	79,371	
Recoverable accounts under production sharing	191,108		225,946		17,178	208,768	
Other	11,099		24,222		16,350	7,871	
Less allowance for doubtful accounts	(130)		(687)		(357)	(329)	
Less allowance for recoverable accounts under production sharing	(49,402)		(44,938)		(262)	(44,676)	
Less allowance for investments in exploration	(6,068)		(4,166)		1,544	(5,710)	
Total investments and other assets	235,532	46.3	303,821	42.3	58,526	245,295	46.7
Total fixed assets	406,708	79.9	515,032	71.7	96,687	418,345	79.6
Total assets	508,955	100.0	718,155	100.0	192,857	525,298	100.0

(Millions of yen)

Accounts	As of September 30, 2003		As of September 30, 2004 (A)		Fluctuation (A) - (B)	As of March 31, 2004 (B)	
	Amounts	Ratio	Amounts	Ratio		Amounts	Ratio
		%		%			%
(Liabilities)							
Current liabilities							
Accounts payable	1,941		16,783		13,511	3,272	
Current portion of long-term debt	131		1,229		1,111	117	
Income taxes payable	10,750		38,334		29,963	8,371	
Allowance	3,636		1,447		(1,725)	3,172	
Other	21,471		43,533		29,573	13,959	
Total current liabilities	37,932	7.5	101,329	14.1	72,434	28,894	5.5
Long-term liabilities							
Long-term debt *2	166,100		179,881		10,574	169,307	
Accrued employees' retirement benefits	770		1,438		654	783	
Accrued officers' retirement benefits	453		497		(14)	511	
Other	13,555		34,355		19,547	14,808	
Total long-term liabilities	180,879	35.5	216,173	30.1	30,762	185,410	35.3
Total liabilities	218,811	43.0	317,502	44.2	103,197	214,305	40.8
(Minority interests)							
Minority interests in consolidated subsidiaries	27,087	5.3	33,144	4.6	265	32,878	6.3
(Shareholders' equity)							
Common stock	29,460	5.8	29,460	4.1	—	29,460	5.6
Additional paid-in capital	—		62,402	8.7	62,402	—	
Retained earnings	232,744	45.7	276,628	38.5	27,000	249,628	47.5
Unrealized holding gain (loss) on securities	(33)	(0.0)	256	0.0	102	154	0.0
Translation adjustments	884	0.2	(1,238)	(0.1)	(110)	(1,128)	(0.2)
Total shareholders' equity	263,055	51.7	367,508	51.2	89,394	278,113	52.9
Total liabilities, minority interests and shareholders' equity	508,955	100.0	718,155	100.0	192,857	525,298	100.0

2) Consolidated statements of income

(Millions of yen)

Accounts		For the six months ended September 30, 2003 (A)		For the six months ended September 30, 2004 (B)		Fluctuation (B) - (A)	For the year ended March 31, 2004	
		Amounts	Ratio	Amounts	Ratio	Amounts	Amounts	Ratio
			%		%			%
Net sales		110,188	100.0	213,939	100.0	103,750	218,831	100.0
Cost of sales		53,545	48.6	91,453	42.7	37,908	105,758	48.3
Gross profit		56,642	51.4	122,485	57.3	65,842	113,072	51.7
Exploration expenses		5,050	4.6	982	0.5	(4,068)	11,552	5.3
Selling, general and administrative expenses	*1	2,713	2.5	4,956	2.3	2,243	7,644	3.5
Operating income		48,878	44.4	116,546	54.5	67,668	93,876	42.9
Other income		3,633	3.3	2,695	1.3	(937)	15,503	7.1
Interest income		540		1,603		1,062	1,574	
Equity in earnings of affiliates		1,027		—		(1,027)	452	
Gain on sales of mining rights		1,497		—		(1,497)	1,497	
Reversal of allowance for investments in exploration		—		744		744	—	
Other		567		348		(219)	11,978	
Other expenses		8,763	8.0	8,925	4.2	162	14,606	6.7
Interest expense		679		1,184		505	1,816	
Equity in losses of affiliates		—		479		479	—	
Provision for allowance for recoverable accounts under production sharing		5,890		180		(5,709)	10,056	
Amortization of exploration and development rights		390		890		500	746	
Foreign exchange loss		551		5,251		4,700	—	
Other		1,251		938		(312)	1,986	
Ordinary income		43,748	39.7	110,316	51.6	66,567	94,773	43.3
Income before income taxes and minority interests		43,748	39.7	110,316	51.6	66,567	94,773	43.3
Income taxes-current		28,972		83,032		54,059	55,081	
Income taxes-deferred		(520)		(4,835)		(4,314)	5,237	
Minority interests		(2,601)	(2.4)	(896)	(0.4)	1,704	(326)	(0.1)
Net income		17,898	16.2	33,017	15.4	15,118	34,781	15.9

3) Consolidated statements of retained earnings

(Millions of yen)

Accounts	For the six months ended September 30, 2003 (A)		For the six months ended September 30, 2004 (B)		Fluctuation (B) - (A)	For the year ended March 31, 2004	
	Amounts		Amounts		Amounts	Amounts	
(Additional paid-in capital)							
Balance at beginning of the period		—		—			—
Addition:							
Increase due to a share exchange transaction	—		62,402		62,402	—	
Balance at end of the period		—		62,402	62,402		—
(Retained earnings)							
Balance at beginning of the period		220,852		249,628	28,775		220,852
Addition:							
Net income	17,898	17,898	33,017	33,017	15,118	34,781	34,781
Deduction:							
Cash dividends paid	5,892		5,892		—	5,892	
Directors' bonuses	114		124		10	114	
(included statutory auditors')	(7)	6,006	(9)	6,016	10	(5)	6,006
Balance at end of the period		232,744		276,628	43,883		249,628

4) Consolidated statements of cash flows

(Millions of yen)

Item	For the six months ended September 30, 2003 (A)	For the six months ended September 30, 2004 (B)	Fluctuation (B) - (A)	For the year ended March 31, 2004
	Amounts	Amounts	Amounts	Amounts
Cash flows from operating activities				
Income before income taxes and minority interests	43,748	110,316	66,567	94,773
Depreciation and amortization	1,012	5,589	4,576	4,049
(Gain) loss on sales of tangibles fixed assets	49	(46)	(95)	58
Amortization of goodwill	84	84	—	168
(Reversal of) provision for allowance for doubtful accounts	(12)	470	483	123
Provision for allowance for recoverable accounts under production sharing	6,564	262	(6,302)	11,284
(Reversal of) provision for accrued retirement benefits	(213)	41	254	(141)
Interest and dividend income	(570)	(1,688)	(1,118)	(1,711)
Interest expense	679	1,184	505	1,816
Foreign exchange (gain) loss	1,828	4,170	2,342	(11,980)
Equity in losses (earnings) of affiliates	(1,027)	479	1,507	(452)
Gain on sales of mining rights	(1,497)	—	1,497	(1,497)
Gain on sales of investment securities	(62)	—	62	(63)
Accounts receivable	2,103	(7,218)	(9,321)	(2,521)
Recovery of recoverable accounts under production sharing (capital expenditure)	9,314	16,728	7,414	21,744
Recoverable accounts under production sharing (operating expenditures)	(7,826)	(3,077)	4,748	(13,827)
Inventories	545	(362)	(908)	480
Accounts payable	(1,597)	3,699	5,296	(266)
Other receivables	(452)	(5,932)	(5,480)	(389)
Accrued expenses	(74)	13,037	13,111	541
Long-term accrued expenses	(855)	1,546	2,402	(741)
Advance payments received	5,859	1,877	(3,982)	(2,160)
Bonuses to directors and statutory auditors	(114)	(127)	(13)	(114)
Other	243	(3,393)	(3,636)	(827)
Subtotal	57,730	137,642	79,912	98,348
Interest and dividends received	1,116	1,983	866	2,471
Interest paid	(481)	(1,047)	(565)	(1,322)
Income taxes paid	(26,515)	(75,061)	(48,546)	(55,033)
Net cash provided by operating activities	31,850	63,516	31,666	44,464

Accounts	For the six months ended September 30, 2003 (A)	For the six months ended September 30, 2004 (B)	Fluctuation (B) - (A)	For the year ended March 31, 2004
	Amounts	Amounts	Amounts	Amounts
Cash flows from investing activities				
Proceeds from sales of marketable securities	9,495	14,221	4,725	20,706
Purchase of tangible fixed assets	(4,872)	(5,541)	(668)	(8,920)
Proceeds from sales of tangible fixed assets	10	349	338	22
Purchase of intangible assets	(0)	(3)	(2)	(0)
Proceeds from sales of intangible assets	—	0	0	0
Purchase of investment securities	(15,105)	(33,490)	(18,385)	(19,661)
Proceeds from sales of investment securities	683	—	(683)	3,685
Investment in recoverable accounts under production sharing (capital expenditures)	(26,858)	(30,829)	(3,970)	(58,997)
Additional acquisition of shares of consolidated subsidiary	—	—	—	(633)
Decrease in short-term loans receivables	(11)	(0)	11	1
Long-term loan made	(0)	(735)	(735)	(0)
Collection of long-term loans receivables	0	2	1	2
Purchase of mining rights	(162,476)	—	162,476	(163,511)
Proceeds from sales of mining rights	3,052	—	(3,052)	3,052
Proceeds from purchase of subsidiaries' stock resulting in changes in the scope of consolidation	—	—	—	3,992
Other	(17)	(516)	(498)	2,139
Net cash used in investing activities	(196,100)	(56,543)	139,556	(218,121)
Cash flows from financing activities				
Proceeds from long-term debt	117,781	10,792	(106,989)	136,028
Repayment of long-term debt	(58)	(1,700)	(1,642)	(195)
Proceeds from minority interests for additional shares	28,794	1,244	(27,550)	30,320
Cash dividends paid	(5,892)	(5,892)	—	(5,892)
Restricted cash deposited	(16,500)	—	16,500	(9,140)
Proceeds from refund of restricted cash	—	580	580	—
Other	—	(79)	(79)	—
Net cash provided by financing activities	124,125	4,944	(119,181)	151,120
Effect of exchange rate changes on cash and cash equivalents	(314)	(1,212)	(897)	(1,295)
Net increase (decrease) in cash and cash equivalents	(40,438)	10,706	51,144	(23,831)
Cash and cash equivalents at beginning of the period	78,414	54,582	(23,831)	78,414
Increase in cash and cash equivalents due to a share exchange transaction	—	55,894	55,894	—
Cash and cash equivalents at end of the period	37,975	121,182	83,206	54,582

Notes to the semiannual consolidated financial statements

For the six months ended September 30, 2003	For the six months ended September 30, 2004	For the year ended March 31, 2004
1. Scope of consolidation No. of consolidated subsidiaries: 25 Major subsidiaries INPEX Natuna, Ltd., INPEX Alpha, Ltd., INPEX ABK, Ltd., INPEX Sahul, Ltd., INPEX North Caspian Sea, Ltd., INPEX Southwest Caspian Sea, Ltd., INPEX Browse, Ltd., INPEX Masela Ltd. Unconsolidated subsidiary: None	1. Scope of consolidation No. of consolidated subsidiaries: 27 Major subsidiaries Japan Oil Development Co., Ltd., INPEX Natuna, Ltd., INPEX Alpha, Ltd., INPEX ABK, Ltd., INPEX Sahul, Ltd., INPEX North Caspian Sea, Ltd., INPEX Southwest Caspian Sea, Ltd., INPEX Browse, Ltd., INPEX Masela Ltd. During this semiannual period: No. of new companies included in consolidated subsidiaries 1 No. of companies excluded from consolidated subsidiaries 1 Details for the above changes: (1) Japan Oil Development Co., Ltd., has been included due to acquisition of shares through a share exchange transaction. (2) INPEX Rabe Timor Sea, Ltd., has been excluded due to completion of liquidation Unconsolidated subsidiary: Same as on the left	1. Scope of consolidation No. of consolidated subsidiaries: 27 Major subsidiaries INPEX Natuna, Ltd., INPEX Alpha, Ltd., INPEX ABK, Ltd., INPEX Sahul, Ltd., INPEX North Caspian Sea, Ltd., INPEX Southwest Caspian Sea, Ltd., INPEX Browse, Ltd., INPEX Masela Ltd. During this fiscal year: No. of new companies included in consolidated subsidiaries 3 No. of companies excluded from consolidated subsidiaries 1 Details for the above changes: (1) INPEX Jawa, Ltd., and INPEX Smatra, Ltd., have been included due to increase of the shareholding ratio. (2) Azadegan Oil Development, Ltd., has been included to establishment of the company. (3) INPEX West Natuna, Ltd., has been excluded due to completion of liquidation Unconsolidated subsidiary: Same as on the left
2. Application of equity method Unconsolidated subsidiary accounted for by the equity method None No. of affiliates accounted for by the equity method: 10 Major affiliates: INPEX Jawa, Ltd., MI Berau B.V., ALBACORA JAPAO PETROLEO LTDA, INPEX Offshore North Campos, Ltd.	2. Application of equity method Unconsolidated subsidiary accounted for by the equity method Same as on the left No. of affiliates accounted for by the equity method: 11 Major affiliates: MI Berau B.V., ALBACORA JAPAO PETROLEO LTDA, INPEX Offshore North Campos, Ltd. During this semiannual period: No. of new companies included in affiliates accounted for by the equity method: 4 No. of companies excluded from affiliates accounted for by the equity method: 1 Details for the above changes: (1) BP-Japan Oil Development Company Ltd., which is an affiliate of Japan Oil Development Co., Ltd., has been included due to acquisition of shares through a share exchange transaction.	2. Application of equity method Unconsolidated subsidiary accounted for by the equity Same as on the left No. of affiliates accounted for by the equity method: 8 Major affiliates: MI Berau B.V., ALBACORA JAPAO PETROLEO LTDA, INPEX Offshore North Campos, Ltd. During this fiscal year: No. of companies excluded from affiliates accounted for by the equity method: 2 Details for the above changes: (1) Japex AC, Ltd., has been deleted by completion of liquidation.

For the six months ended September 30, 2003	For the six months ended September 30, 2004	For the year ended March 31, 2004
	(2) Angola Japan Oil Co., Ltd., AJOCO Exploration Co., Ltd. and AJOCO '91 Exploration Co., Ltd. have been included due to increase of the shareholding ratio as a result of acquisition of additional shares.	(2) INPEX Jawa, Ltd., has been included in consolidated subsidiaries due to increase of the shareholding ratio as a result of acquisition of additional shares and, therefore, has been excluded from affiliates accounted for by the equity method.
	(3) INPEX Northland Ltd., has been excluded due to completion of liquidation.	
Procedures for application of the equity method:	Procedures for application of the equity method:	Procedures for application of the equity method:
Regarding affiliates accounted for by the equity method that have a different closing date than the consolidated closing date for the semiannual period, we use the semiannual financial statements of each company.	Regarding affiliates accounted for by the equity method that have a different closing date than the consolidated closing date for the semiannual period, we use the semiannual financial statements of each company. For some companies, however, we use semiannual financial statements prepared for consolidation purpose as of the consolidated closing date.	Regarding affiliates accounted for by the equity method that have a different closing date than the consolidated closing date for the year, we use the financial statements of each company.

For the six months ended September 30, 2003

3. Closing dates for the semiannual period of consolidated subsidiaries

Companies for which the closing date for the semiannual period differs from the consolidated closing date are as follows.

Company	Closing date for semiannual	Note
INPEX ABK, Ltd.	June 30	1
INPEX Tengah, Ltd.	June 30	1
INPEX East Arguni, Ltd	June 30	1
INPEX West Arguni, Ltd.	June 30	1
INPEX Browse, Ltd.	June 30	1
INPEX Rabe Timor Sea, Ltd.	June 30	1
INPEX Masera, Ltd.	June 30	1
INPEX Offshore Northeast Mahakam, Ltd.	June 30	1
INPEX Southwest Caspian Sea, Ltd.	June 30	1
INPEX South Natuna, Ltd.	June 30	1
INPEX Timor Sea, Ltd.	June 30	1
INPEX Sahul, Ltd.	June 30	1
INPEX Alpha, Ltd.	June 30	1
INPEX North Makassar, Ltd.	June 30	1
INPEX Northeast Sahara, Ltd.	June 30	1
INPEX North Caspian Sea, Ltd.	June 30	1
INPEX North Natuna, Ltd.	June 30	1
INPEX West Natuna, Ltd	June 30	1
INPEX Offshore North Mahakam, Ltd.	June 30	1
INPEX Offshore South Sulawesi, Ltd.	June 30	1
INPEX BTC Pipeline, Ltd.	June 30	1
INPEX DLNGPL Pty Ltd	June 30	1

Note 1. We used the semiannual financial statements of the consolidated subsidiaries as of their closing date for the semiannual period. However, the necessary adjustments have been made to the semiannual financial statements of those companies to reflect any significant transactions made between the Company's closing date and those of the consolidated subsidiaries.

For the six months ended September 30, 2004

3. Closing dates for the semiannual period of consolidated subsidiaries

Companies for which the closing date for the semiannual period differs from the consolidated closing date are as follows.

Company	Closing date for semiannual	Note
INPEX ABK, Ltd.	June 30	1
INPEX Tengah, Ltd.	June 30	1
INPEX East Arguni, Ltd	June 30	1
INPEX West Arguni, Ltd.	June 30	1
INPEX Browse, Ltd.	June 30	1
INPEX Masera, Ltd.	June 30	1
INPEX Offshore Northeast Mahakam, Ltd.	June 30	1
INPEX Southwest Caspian Sea, Ltd.	June 30	1
INPEX South Natuna, Ltd.	June 30	1
INPEX Timor Sea, Ltd.	June 30	1
INPEX Sahul, Ltd.	June 30	1
INPEX Alpha, Ltd.	June 30	1
INPEX North Makassar, Ltd.	June 30	1
INPEX Northeast Sahara, Ltd.	June 30	1
INPEX North Caspian Sea, Ltd.	June 30	1
INPEX North Natuna, Ltd.	June 30	1
INPEX Offshore North Mahakam, Ltd.	June 30	1
INPEX Offshore South Sulawesi, Ltd.	June 30	1
Azadegan Petroleum Development, Ltd.	June 30	1
Japan Oil Development Co., Ltd.	June 30	2
INPEX BTC Pipeline, Ltd.	June 30	1
INPEX DLNGPL Pty Ltd	June 30	1

Note 1. We used the semiannual financial statements of the consolidated subsidiaries as of their closing date for the semiannual period. However, the necessary adjustments have been made to the semiannual financial statements of those companies to reflect any significant transactions made between the Company's closing date and those of the consolidated subsidiaries.

Note 2. The semiannual financial statements are prepared as of the consolidated closing date.

For the year ended March 31, 2004

3. Closing dates for the fiscal year of consolidated subsidiaries

Companies for which the closing date for the fiscal year differs from the consolidated closing date are as follows.

Company	Closing date	Note
INPEX ABK, Ltd.	Dec. 31	1
INPEX Tengah, Ltd.	Dec. 31	1
INPEX East Arguni, Ltd	Dec. 31	1
INPEX West Arguni, Ltd.	Dec. 31	1
INPEX Browse, Ltd.	Dec. 31	1
INPEX Rabe Timor Sea, Ltd.	Dec. 31	1
INPEX Masera, Ltd.	Dec. 31	1
INPEX Offshore Northeast Mahakam, Ltd.	Dec. 31	1
INPEX Southwest Caspian Sea, Ltd.	Dec. 31	1
INPEX South Natuna, Ltd.	Dec. 31	1
INPEX Timor Sea, Ltd.	Dec. 31	1
INPEX Sahul, Ltd.	Dec. 31	1
INPEX Alpha, Ltd.	Dec. 31	1
INPEX North Makassar, Ltd.	Dec. 31	1
INPEX Northeast Sahara, Ltd.	Dec. 31	1
INPEX North Caspian Sea, Ltd.	Dec. 31	1
INPEX North Natuna, Ltd.	Dec. 31	1
INPEX Offshore North Mahakam, Ltd.	Dec. 31	1
INPEX Offshore South Sulawesi, Ltd.	Dec. 31	1
Azadegan Petroleum Development, Ltd.	Dec. 31	1
INPEX BTC Pipeline, Ltd.	Dec. 31	1
INPEX DLNGPL Pty Ltd	Dec. 31	1

Note 1. We used the financial statements of the consolidated subsidiaries as of their closing date for the fiscal year. However, the necessary adjustments have been made to the financial statements of those companies to reflect any significant transactions made between the Company's closing date and those of the consolidated subsidiaries.

For the six months ended September 30, 2003	For the six months ended September 30, 2004	For the year ended March 31, 2004
4. Accounting policies 1) Valuation method of significant assets (1) Securities Other securities With a determinable market value Other securities with a determinable market value are stated at fair value with any changes in unrealized holding gain or loss, net of the applicable income taxes, included directly in shareholders' equity. Cost of securities sold is determined by the moving average method. Without a determinable market value Other securities without a determinable market value are stated at cost determined by the moving average method. (2) Inventories Inventories are stated principally at cost determined by the average method 2) Depreciation method of significant depreciable assets (1) Tangible fixed assets Depreciation of tangible fixed assets is determined primarily by the declining-balance method, except for the buildings (excluding facilities annexed) acquired on and after April 1, 1998, on which depreciation is computed by the straight-line method, at rates based on the useful lives and residual value of the respective assets as prescribed by the corporate tax law. However, depreciation of certain mining facilities of two domestic subsidiaries is computed by the unit-of-production method.	4. Accounting policies 1) Valuation method of significant assets (1) Securities Other securities With a determinable market value Same as on the left Without a determinable market value Same as on the left (2) Inventories Same as on the left 2) Depreciation method of significant depreciable assets (1) Tangible fixed assets Depreciation of tangible fixed assets is determined primarily by the declining-balance method, except for the buildings (excluding facilities annexed) acquired on and after April 1, 1998, on which depreciation is computed by the straight-line method, at rates based on the useful lives and residual value of the respective assets as prescribed by the corporate tax law. However, depreciation of mining facilities is mainly computed by the unit-of-production method.	4. Accounting policies 1) Valuation method of significant assets (1) Securities Other securities With a determinable market value Same as on the left Without a determinable market value Same as on the left (2) Inventories Same as on the left 2) Depreciation method of significant depreciable assets (1) Tangible fixed assets Depreciation of tangible fixed assets is determined primarily by the declining-balance method, except for the buildings (excluding facilities annexed) acquired on and after April 1, 1998, on which depreciation is computed by the straight-line method, at rates based on the useful lives and residual value of the respective assets as prescribed by the corporate tax law. However, depreciation of certain mining facilities of two domestic subsidiaries is computed by the unit-of-production method.

For the six months ended September 30, 2003	For the six months ended September 30, 2004	For the year ended March 31, 2004
(2) Intangible fixed assets Exploration and development rights at the exploration stage are fully amortized in the year such rights are acquired and those at the production stage are amortized by the unit-of-production method. Other intangible fixed assets are amortized by the straight-line method at rates based on the useful lives and residual value of the respective assets as prescribed by the corporate tax law. Capitalized computer software costs are being amortized over a period of five years.	(2) Intangible fixed assets Exploration and development rights at the exploration stage are fully amortized in the year such rights are acquired and those at the production stage are amortized by the unit-of-production method. Mining rights are mainly amortized by the unit-of-production method. Other intangible fixed assets are amortized by the straight-line method at rates based on the useful lives and residual value of the respective assets as prescribed by the corporate tax law. Capitalized computer software costs are being amortized over a period of five years.	(2) Intangible fixed assets Exploration and development rights at the exploration stage are fully amortized in the year such rights are acquired and those at the production stage are amortized by the unit-of-production method. Other intangible fixed assets are amortized by the straight-line method at rates based on the useful lives and residual value of the respective assets as prescribed by the corporate tax law. Capitalized computer software costs are being amortized over a period of five years.
3) Accounting for deferred assets Deferred assets are charged to income as incurred.	3) Accounting for deferred assets Same as on the left	3) Accounting for deferred assets Same as on the left
4) Basis for significant allowances (1) Allowance for doubtful receivables The allowance for doubtful receivables is provided at an amount determined based on the historical experience of bad debt with respect to ordinary receivables, plus an estimate of uncollectible amounts determined by reference to specific doubtful receivables from customers which are experiencing financial difficulties.	4) Basis for significant allowances (1) Allowance for doubtful receivables Same as on the left	4) Basis for significant allowances (1) Allowance for doubtful receivables Same as on the left
(2) Allowance for recoverable accounts under production sharing An allowance for recoverable accounts under production sharing is provided for probable losses on investments made during the exploration phase under production sharing contracts arising from the failure to discover commercial oil and gas.	(2) Allowance for recoverable accounts under production sharing Same as on the left	(2) Allowance for recoverable accounts under production sharing Same as on the left

For the six months ended September 30, 2003	For the six months ended September 30, 2004	For the year ended March 31, 2004
(3) Allowance for investments in exploration The allowance for investments in exploration is provided for future potential losses on investments in exploration companies at an estimated amount based on the net assets of the investees.	(3) Allowance for investment in exploration Same as on the left	(3) Allowance for investment in exploration Same as on the left
(4) Accrued employees' retirement benefits Accrued employees' retirement benefits are provided at the amount calculated based on the retirement benefit obligation at end of the semiannual period. Because the Company and subsidiaries are classified as small enterprises, we employ a simplified method (at the amount which would be required to be paid if all active employees voluntarily terminated their employment as of the balance sheet date) for the calculation of the retirement benefit obligation.	(4) Accrued employees' retirement benefits Same as on the left	(4) Accrued employees' retirement benefits Accrued employees' retirement benefits are provided at the amount calculated based on the retirement benefit obligation at end of the year. Because the Company and subsidiaries are classified as small enterprises, we employ a simplified method (at the amount which would be required to be paid if all active employees voluntarily terminated their employment as of the balance sheet date) for the calculation of the retirement benefit obligation.
(5) Accrued officers' retirement benefits Accrued officers' retirement benefits are stated at the amount which would be required to be paid if all officers voluntarily terminated their services as of the balance sheet date based on their respective internal rules.	(5) Accrued officers' retirement benefits Same as on the left	(5) Accrued officers' retirement benefits Same as on the left

For the six months ended September 30, 2003	For the six months ended September 30, 2004	For the year ended March 31, 2004
5) Translation of consolidated subsidiaries' significant assets and liabilities denominated in foreign currencies into yen in preparation of their semiannual financial statements Monetary assets and liabilities denominated in foreign currencies are translated into yen at the exchange rates prevailing at the balance sheet date. The resulting exchange gain or loss is credited or charged to income. The revenue and expense accounts of the overseas subsidiaries are translated into yen at the rates of exchange in effect at the balance sheet date. Except for the components of shareholders' equity, the balance sheet accounts are also translated into yen at the rates of exchange in effect at the balance sheet date. The components of shareholders' equity are translated at their historical exchange rates. Translation adjustments are presented as a component of shareholders' equity and minority interests.	5) Translation of consolidated subsidiaries' significant assets and liabilities denominated in foreign currencies into yen in preparation of their semiannual financial statements Same as on the left	5) Translation of consolidated subsidiaries' significant assets and liabilities denominated in foreign currencies into yen in preparation of their financial statements Same as on the left
6) Accounting for important leases Non-cancelable leases are primarily accounted for as operating leases except that lease agreements which stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.	6) Accounting for important leases ―――――――――	6) Accounting for important leases Non-cancelable leases are primarily accounted for as operating leases except that lease agreements which stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.

For the six months ended September 30, 2003	For the six months ended September 30, 2004	For the year ended March 31, 2004
7) Other significant matters for preparation of semiannual consolidated financial statements (1) Consumption tax Transactions subject to consumption tax are recorded at amounts exclusive of consumption tax. (2) Recoverable accounts under production sharing Cash investments made by the Company during exploration, development and production phases under a production sharing contract are recorded as "Recoverable accounts under production sharing" so long as they are recoverable under the terms of the relevant contract. When the Company receives the natural gas and crude oil in accordance with the contract, an amount corresponding to the purchase costs of the products (i.e., a cost recovery portion of the investments) is released from this account	7) Other significant matters for preparation of semiannual consolidated financial statements (1) Consumption tax Same as on the left (2) Recoverable accounts under production sharing Same as on the left	7) Other significant matters for preparation of consolidated financial statements (1) Consumption tax Same as on the left (2) Recoverable accounts under production sharing Same as on the left
5 Scope of cash and cash equivalents in the semiannual consolidated statement of cash flow Cash (cash and cash equivalents) in the semiannual consolidated statement of cash flow consisted of cash on hand, cash in banks which can be withdrawn on demand, and short-term investments with a maturity of three months or less when purchased which can easily be converted to cash and are subject to little risk of change in value.	5 Scope of cash and cash equivalents in the semiannual consolidated statement of cash flow Same as on the left	5 Scope of cash and cash equivalents in consolidated statement of cash flow Cash (cash and cash equivalents) in the consolidated statement of cash flow consisted of cash on hand, cash in banks which can be withdrawn on demand, and short-term investments with a maturity of three months or less when purchased which can easily be converted to cash and are subject to little risk of change in value.

Notes

(For the semiannual consolidated balance sheets)

As of September 30, 2003	As of September 30, 2004	As of March 31, 2004
*1 Accumulated depreciation Accumulated depreciation of tangible fixed assets was ¥21,975 million.	*1 Accumulated depreciation Accumulated depreciation of tangible fixed assets was ¥213,202 million.	*1 Accumulated depreciation Accumulated depreciation of tangible fixed assets was ¥23,145 million.
*2 Pledged assets Cash and deposits of ¥16,500 million were pledged as collateral for long-term borrowings of ¥80,847 million and guarantee obligation of ¥7,021 million.	*2 Pledged assets Cash and deposits of ¥8,560 million were pledged as collateral for long-term borrowings of ¥90,819 million and guarantee obligation of ¥8,590 million. In addition, investment securities of ¥2,743 million were pledged as collateral for the BTC pipeline project financing.	*2 Pledged assets Cash and deposits of ¥9,140 million were pledged as collateral for long-term borrowings of ¥83,090 million and guarantee obligation of ¥7,264 million. In addition, investment securities of ¥2,722 million were pledged as collateral for the BTC pipeline project financing.
3 Contingent liabilities The Company and its consolidated subsidiaries were contingently liable as guarantors of indebtedness of the following companies: Millions of yen ALBACORA JAPAO PETROLEO LIMITADA 4,071 JJI S&N B.V. 4,064 Sakhalin Oil and Gas Development Co., Ltd 1,378 Total 9,515	3 Contingent liabilities The Company and its consolidated subsidiaries were contingently liable as guarantors of indebtedness of the following companies: Millions of yen Sakhalin Oil and Gas Development Co., Ltd 2,728 ALBACORA JAPAO PETROLEO LIMITADA 3 ,324 JJI S&N B.V. 4,661 Total 10,714	3 Contingent liabilities The Company and its consolidated subsidiaries were contingently liable as guarantors of indebtedness of the following companies: Millions of yen Sakhalin Oil and Gas Development Co., Ltd 1,918 ALBACORA JAPAO PETROLEO LIMITADA 3,514 JJI S&N B.V. 4,028 Total 9,461
	In addition, INPEX BTC Pipeline, LTD, a consolidated subsidiary, was contingently liable as guarantor of indebtedness of BTC Pipeline Project Finance in the amount of ¥4,455 million until BTC Pipeline project completion (guarantee for completion).	In addition, INPEX BTC Pipeline, LTD, a consolidated subsidiary, was contingently liable as guarantor of indebtedness of BTC Pipeline Project Finance in the amount of ¥4,330 million until BTC Pipeline project completion (guarantee for completion).

(For the semiannual consolidated statements of income)

For the six months ended September 30, 2003	For the six months ended September 30, 2004	For the year ended March 31, 2004
*1. Major accounts and amounts included in selling, general and administrative expenses were as follows: Millions of yen Personnel expenses 1,550 (Including provision for accrued officers' retirement benefits 67) (Including provision for accrued employees' retirement benefits 70) Travel and transportation expenses 166 Depreciation expenses 399	*1. Major accounts and amounts included in selling, general and administrative expenses were as follows; Millions of yen Personnel expenses 2,510 (Including provision for accrued officers' retirement benefits 88) (Including provision for accrued employees' retirement benefits 112) Depreciation expenses 888	*1. Major accounts and amounts included in selling, general and administrative expenses were as follows: Millions of yen Personnel expenses 3,254 (Including provision for accrued officers' retirement benefits 139) (Including provision for accrued employees' retirement benefits 103) Travel and transportation expenses 402 Depreciation expenses 2,329

(For the semiannual consolidated statements of cash flows)

For the six months ended September 30, 2003	For the six months ended September 30, 2004	For the year ended March 31, 2004
Cash and cash equivalents as of the balance sheet date are reconciled to the accounts reported in the semiannual consolidated balance sheet as follows: Millions of yen Cash and deposits 54,475 Time deposits pledged (16,500) Cash and cash equivalents at end of the semiannual period 37,975	Cash and cash equivalents as of the balance sheet date are reconciled to the accounts reported in the semiannual consolidated balance sheet as follows: Millions of yen Cash and deposits 129,742 Time deposits pledged (8,560) Cash and cash equivalents at end of the semiannual period 121,182	Cash and cash equivalents as of the balance sheet date are reconciled to the accounts reported in the consolidated balance sheet as follows: Millions of yen Cash and deposits 63,722 Time deposits pledged (9,140) Cash and cash equivalents at end of the year 54,582

(Segment information)

1. Business segment information

For the six months ended September 30, 2003

As net sales and operating income of the oil and natural gas business constituted more than 90% of the consolidated totals, the disclosure of business segment information has been omitted.

For the six months ended September 30, 2004

As net sales and operating income of the oil and natural gas business constituted more than 90% of the consolidated totals, the disclosure of business segment information has been omitted.

For the year ended March 31, 2004

As net sales and operating income of the oil and natural gas business constituted more than 90% of the consolidated totals, the disclosure of business segment information has been omitted.

2. Geographical segment information

For the six months ended September 30, 2003 (Millions of yen)

	Asia-Oceania	Other	Total	Eliminations	Consolidated
I Net sales and operating income					
Net sales					
(1) Sales to third parties	106,068	4,119	110,188	—	110,188
(2) Intergroup sales and transfers	—	3,178	3,178	(3,178)	—
Total	106,068	7,298	113,366	(3,178)	110,188
Operating expenses	58,929	5,640	64,570	(3,260)	61,309
Operating income	47,139	1,657	48,796	82	48,878

Notes: 1. Countries and areas are segmented based on their geographic proximity and their mutual operational relationships.

2. Major countries and areas that belong to segments other than Japan are as follows:

(1) Asia- Oceania・・・・Indonesia, Australia and East Timor

(2) Other ・・・・United Arab Emirates, Republic of Azerbaijan

For the six months ended September 30, 2004 (Millions of yen)

	Asia-Oceania	NIS	Middle East	Other	Total	Eliminations	Consolidated
I Net sales and operating income							
Net sales							
(1) Sales to thier parties	128,630	—	85,308	—	213,939	—	213,939
(2) Intergroup sales and transfers	—	7,187	—	—	7,187	(7,187)	—
Total	128,630	7,187	85,308	—	221,126	(7,187)	213,939
Operating expenses	69,564	5,237	29,797	60	104,660	(7,267)	97,392
Operating income (loss)	59,066	1,949	55,511	(60)	116,465	80	116,546

Notes: 1. Countries and areas are segmented based on their geographic proximity and their mutual operational relationships.

2. Major countries and areas that belong to segments are as follows:

(1) Asia -Oceania・・・・Indonesia, Australia, East Timor

(2) NIS ・・・・Republic of Azerbaijan, Republic of Kazakhstan

(3) Middle East ・・・・United Arab Emirates, Islamic Republic of Iran

(4) Other ・・・・Japan

3 Change of classification of region

In the past, because the Middle East accounted for less than 10% of total sales and operating income, it was included in "Other" However, following subsidization by Japan Oil Development Co., Ltd., during the semiannual period under review, both sales and operating income in the Middle East now exceed 10% of the respective totals. Therefore, we changed the regional classification to Middle East. The following table shows restatements of geographical information under the new classification.

For the six months ended September 30, 2003 (Millions of yen)

	Asia- Oceania	NIS	Middle East	Other	Total	Eliminations	Consolidated
I Net sales and operating income							
Net sales							
(1) Sales to third parties	106,068	—	4,119	—	110,188	—	110,188
(2) Intergroup sales or transfers	—	3,178	—	—	3,178	(3,178)	—
Total	106,068	3,178	4,119	—	113,366	(3,178)	110,188
Operating expenses	58,929	2,637	2,942	64	64,574	(3,264)	61,309
Operating income (loss)	47,139	540	1,176	(64)	48,792	86	48,878

For the year ended March 31, 2004 (Millions of yen)

	Asia - Oceania	NIS	Middle East	Other	Total	Eliminations	Consolidated
I Net sales and operating income							
Net sales							
(1) Sales to third parties	211,422	—	7,408	—	218,831	—	218,831
(2) Intergroup sales or transfers	—	6,506	—	—	6,506	(6,506)	—
Total	211,422	6,506	7,408	—	225,337	(6,506)	218,831
Operating expenses	121,426	4,754	5,321	119	131,622	(6,667)	124,954
Operating income (loss)	89,995	1,752	2,086	(119)	93,715	160	93,876

For the year ended March 31, 2004 (Millions of yen)

	Asia - Oceania	NIS	Other	Total	Eliminations	Consolidated
I Net sales and operating income						
Net sales						
(1) Sales to third parties	211,422	—	7,408	218,831	—	218,831
(2) Intergroup sales or transfers	—	6,506	—	6,506	(6,506)	—
Total	211,422	6,506	7,408	225,337	(6,506)	218,831
Operating expenses	121,426	4,754	5,440	131,621	(6,666)	124,954
Operating income	89,995	1,752	1,968	93,716	159	93,876

Notes:

1.Countries and areas are segmented based on their geographic proximity and their mutual operational relationships.

2. Major countries and areas that belong to segments other than Japan are as follows:

(1) Asia - Oceania････Indonesia, Australia, East Timor

(2) NIS ････Republic of Azerbaijan, Republic of Kazakhstan

(3) Other ････United Arab Emirates, Islamic Republic of Iran

3.Change of classification of region

In the past, NIS was included in "Other". However, we changed the regional classification to NIS.

3. Overseas sales

For the six months ended September 30, 2003

(Millions of yen)

	Asia	Other	Total
I. Overseas sales	26,377	2,106	28,484
II. Consolidated sales			110,188
III. Overseas sales as a percentage of consolidated sales (%)	23.9	1.9	25.9

Notes: 1. Countries and areas are segmented based on their geographic proximity.
2. Major countries and areas that belong to segments other than Japan are as follows:
(1) Asia・・・・South Korea, Taiwan, Indonesia
(2) Other・・・・Australia
3. Overseas sales consisted of export sales of the Company and its domestic consolidated subsidiaries and sales (other than exports to Japan) of its foreign consolidated subsidiaries.

For the six months ended September 30, 2004

(Millions of yen)

	Asia	Other	Total
I. Overseas sales	67,985	2,133	70,118
II. Consolidated sales			213,939
III. Overseas sales as a percentage of consolidated sales (%)	31.8	1.0	32.8

Notes: 1 Countries and areas are segmented based on their geographic proximity.
2 Major countries and areas that belong to segments other than Japan are as follows:
(1) Asia・・・・South Korea, Taiwan, Indonesia, Singapore, Thailand
(2) Other・・・・Australia
3.Overseas sales consisted of export sales of the Company and its domestic consolidated subsidiaries and sales (other than exports to Japan) of its foreign consolidated subsidiaries.

For the year ended March 31, 2004

(Millions of yen)

	Asia	Other	Total
I. Overseas sales	58,089	6,257	64,346
II. Consolidated sales			218,831
III. Overseas sales as a percentage of consolidated sales (%)	26.5	2.9	29.4

Notes: 1. Countries and areas are segmented based on their geographic proximity.
2.Major countries and areas that belong to segments other than Japan are as follows:
(1) Asia・・・・South Korea, Taiwan, Indonesia, Singapore
(2) Other・・・・Australia
3.Overseas sales consisted of export sales of the Company and its domestic consolidated subsidiaries and sales (other than exports to Japan) of its foreign consolidated subsidiaries.

(Leases)

<table>
<tr><th>For the six months ended September 30, 2003</th><th>For the six months ended September 30, 2004</th><th>For the year ended March 31, 2004</th></tr>
<tr>
<td>Financing leases except for those which stipulate the transfer of ownership of the leased assets to the lessees
1. The pro forma acquisition costs, accumulated depreciation and net book value of the leased assets at end of the semiannual period were as follows:
(Millions of yen)
<table>
<tr><th></th><th>Acquisition costs</th><th>Accumulated depreciation</th><th>Net book value</th></tr>
<tr><td>Tangible fixed assets</td><td>19</td><td>19</td><td>—</td></tr>
<tr><td>Total</td><td>19</td><td>19</td><td>—</td></tr>
</table>
2. Future minimum lease payments subsequent to the end of the semiannual period
(Millions of yen)
<table>
<tr><td>Less than one year</td><td>—</td></tr>
<tr><td>More than one year</td><td>—</td></tr>
<tr><td>Total</td><td>—</td></tr>
</table>
3. Lease payments, depreciation of leased assets and the interest portion included in the lease payments during the semiannual period were as follows:
(Millions of yen)
<table>
<tr><td>Lease payments</td><td>1</td></tr>
<tr><td>Amortization</td><td>1</td></tr>
<tr><td>Interest expense</td><td>—</td></tr>
</table>
4. Method for calculation of depreciation and interest expense

Method of calculation of depreciation
··· Straight-line method over the respective lease term with a residual value of zero.

Calculation method for equivalent amount of interest expense
··· The interest portion included in the lease payments is calculated as the difference between the aggregate lease payments over the lease term and the relevant pro forma acquisition costs. Interest expense is allocated to each period by the interest method over each respective lease term.</td>
<td>—</td>
<td>Financing leases except for those which stipulate the transfer of ownership of the leased assets to the lessees
1. The pro forma acquisition costs, accumulated depreciation and net book value of the leased assets at end of the fiscal year were as follows:
(Millions of yen)
<table>
<tr><th></th><th>Acquisition costs</th><th>Accumulated depreciation</th><th>Net book value</th></tr>
<tr><td>Tangible fixed assets</td><td>19</td><td>19</td><td>—</td></tr>
<tr><td>Total</td><td>19</td><td>19</td><td>—</td></tr>
</table>
2. Future minimum lease payments subsequent to the end of the fiscal year
(Millions of yen)
<table>
<tr><td>Less than one year</td><td>—</td></tr>
<tr><td>More than one year</td><td>—</td></tr>
<tr><td>Total</td><td>—</td></tr>
</table>
3. Lease payments, depreciation of leased assets and the interest portion included in the lease payments during the year were as follows:
(Millions of yen)
<table>
<tr><td>Lease payments</td><td>1</td></tr>
<tr><td>Amortization</td><td>1</td></tr>
<tr><td>Interest expense</td><td>—</td></tr>
</table>
4. Method for calculation of depreciation and interest expense

Method of calculation of depreciation
··· Straight-line method over the respective lease term with a residual value of zero.

Calculation method for equivalent amount of interest expense
··· The interest portion included in the lease payments is calculated as the difference between the aggregate lease payments over the lease term and the relevant pro forma acquisition costs. Interest expense is allocated to each period by the interest method over each respective lease term.</td>
</tr>
</table>

(Securities)

1 Securities with determinable market value

(Millions of yen)

Classification	As of September 30, 2003			As of September 30, 2004			As of March 31, 2004		
Other securities	Acquisition cost	Carrying value	Difference	Acquisition cost	Carrying value	Difference	Acquisition cost	Carrying value	Difference
(1) Stocks	270	297	26	287	354	67	287	353	66
(2) Bonds									
National and local govern-ment bonds,	67,019	66,919	(100)	71,135	71,301	165	54,125	54,183	58
Corporate bonds	10,636	10,676	39	5,916	5,947	30	9,188	9,222	33
Other	—	—	—	—	—	—	—	—	—
(3) Other	—	—	—	—	—	—	—	—	—
Total	77,926	77,892	(34)	77,339	77,603	264	63,600	63,758	158

2 Major securities without a determinable market value

(Millions of yen)

Classification	As of September 30, 2003	As of September 30, 2004	As of March 31, 2004
Other securities	Carrying value	Carrying value	Carrying value
Unlisted stocks	16,125	18,627	17,402
Trust beneficiary certificates	3,519	2,000	3,509

Note: An allowance is provided for investments in exploration companies included in unlisted stocks above at an estimated amount based on the net assets of the investees.

(Derivatives)

For the six months ended September 30, 2003

No relevant matters

For the six months ended September 30, 2004

No relevant matters

For the year ended March 31, 2004

No relevant matters

(Information for per share)

<table>
<tr><th>For the six months ended September 30, 2003</th><th>For the six months ended September 30, 2004</th><th>For the year ended March 31, 2004</th></tr>
<tr>
<td>Net assets per share ¥446,462.08

Net income per share for the semiannual period ¥30,377.50</td>
<td>Net assets per share ¥191,427.36

Net income per share for the semiannual period ¥17,596.54

The Company made a 3-for-1 stock split on May 18, 2004. The following table shows the amounts per share information if this stock split had been made at the beginning of the previous year.

<table>
<tr><th>For the six months ended September 30, 2003</th><th>For year ended March 31, 2004</th></tr>
<tr><td>Net assets per share ¥148,820.69

Net income per share for the semiannual period ¥10,125.83</td><td>Net assets per share ¥157,275.33

Net income per share ¥19,612.92</td></tr>
</table>
</td>
<td>Net assets per share ¥471,826.00

Net income per share ¥58,838.76</td>
</tr>
</table>

Notes: 1. Diluted net income per share is not presented because there are no dilutive potential of shares of common stock

2. Net income per share is calculated based on the following:

	For the six months ended September 30, 2003	For the six months ended September 30, 2004	For the year ended March 31, 2004
Net income for the period (Millions of yen)	17,898	33,017	34,781
Amount not attributable to common stockholders (Millions of yen)	-	-	114
(Directors' bonuses as appropriation of profit)	(-)	(-)	(114)
Net income attributable to common stockholders (Millions of yen)	17,898	33,017	34,667
Average number of shares in the period (Thousand of shares)	589	1,876	589

(Significant subsequent events)

For the six months ended September 30, 2003	For the six months ended September 30, 2004	For the year ended March 31, 2004
1. At the extraordinary meeting of the Board of Directors held on October 10, 2003, it was resolved that INPEX Offshore South Sulawesi, Ltd., consolidated subsidiary of the Company, withdraw from exploratory activities in the area where INPEX Offshore South Sulawesi, Ltd. had mining rights due to the declining potential of successful exploration. Since related recoverable accounts under production sharing are fully reserved, no loss on the withdrawal was recognized. 2. At the extraordinary meeting of Board of Directors held on November 14, 2003, it was resolved that INPEX East Arguni, Ltd. and INPEX West Arguni, Ltd., consolidated subsidiaries, withdraw from exploratory activities in the area where they had mining rights due to the declining potential of successful exploration Since related recoverable accounts under production sharing are fully reserved, no loss on the withdrawal was recognized.	1. Issuance of special class share and the resulting capital increase At the extraordinary general meeting of shareholders held on May 10, 2004, it was resolved that the content of the special class share and issuance of the share in conformity with Article 280-2, Section 2, of the Commercial Code was approved. At the meeting of the Board of Directors held on October 12, 2004, it was resolved that the Company would issue one special class share to Japan National Oil Corporation, and payment for the share was made on November 17, 2004. As a result, capital became ¥29,460 million and the number of shares issued and outstanding totaled 1,919,833.75, comprising 1,919,832.75 common shares and 1 special class share. (1) Outline for issuing the special class share ① Class of share Special class share of the Company ② Number of shares issued One ③ Issuing price ¥465,000 per share ④ Method of issue One special class share was issued to Japan National Oil Corporation by allocation method to a third party. ⑤ Date of issue November 17, 2004 There is no plan to list the special class share. (2) Description of the Special Class Share ① Matters to be resolved at meetings of the Special Class Shareholder The Articles of Incorporation of the Company provides that decisions on the following material matters concerning the management of the Company require a resolution of a meeting of the Special Class Shareholder in addition to a resolution of a meeting of common shareholders of the Company or a meeting of the Board of Directors.	1. Share exchange with Japan Oil Development Co., Ltd. At the meeting of the Board of Directors held on March 29, 2004, it was resolved that Japan Oil Development Co., Ltd., would become our wholly owned subsidiary through a share exchange. The share exchange contract was signed on the same day. The share exchange contract was approved at the extraordinary general meeting of the shareholders held on April 15, 2004. (1) Outline of the share exchange ① Purpose of the share exchange As we intend to become a core company to promote the oil development business in Japan, we are seeking to diversify in our business operations. It was deemed desirable for our group to have Japan Oil Development Co., Ltd., to be our wholly owned subsidiary in terms of diversifying our regions, balancing between crude oil and natural gas, balancing between operators and non-operators, and ensuring current stable production and future increases of production; the Company had been producing and selling crude oil in the United Arab Emirates for many years as an operator. ② Content of the share exchange The Company acquired from Japan Oil Development Co., Ltd., in accordance with Articles 352 or 363 of the Commercial Code. ③ Date of the share exchange May 17, 2004 ④ Number of the shares issued and exchanged under the share exchange contract The Company issued 50,744.25 new shares of common stock and exchanged them for 2 shares of Japan Oil Development Co., Ltd.'s common stock held by Japan National Oil Corporation. ⑤ Incremental common stock and additional paid-in capital No increase in common stock was required due to the share exchange, but additional paid-in capital was required to be increased by ¥62,402 million. ⑥ Effective date for dividend April 1, 2004

For the six months ended September 30, 2003

3. Per the resolution of Directors dated November 28, 2003, it is resolved that INPEX BTC Pipeline, Ltd., consolidated subsidiary enter into Completion Agreement and related contracts with Citibank, N.A., as an agent bank for the management of collateral and other relevant parties and to incur a completion guarantee in order to participate in a BTC pipeline project As the completion guarantee was the core of the contract, it was divided into two forms and three degrees and was designed such that liabilities of debt for warrantable guarantee, depending on the causes of claims for guarantee redemption and political risk, would be gradually reduced. Under the guarantee, we have contingent liability of $65 million at maximum. Also, at the 315th regular meeting of Board of Directors held on November 28, 2003, it was resolved that the Company would enter into a Payment Guarantee Agreement and related contracts with an agent bank, Societe Generale, and relevant third parties. Under the Payment Guarantee Agreement, we plan to guarantee the maximum of $33.15 million debt. We expected to enter into the contract in January 2004.

4. At the extraordinary meeting of Board of Directors held on November 28, 2003, it was resolved that West Natuna, Ltd., consolidated subsidiary, would dismiss its operation.
Since related recoverable accounts under production sharing are fully reserved, no loss was recognized.

For the six months ended September 30, 2004

(a) Election or removal of Directors
A resolution of a meeting of the Special Class Shareholder is required for the election or removal of a Director of the Company if, at the time of a resolution of a meeting of the common shareholders of the Company for the election or removal of such Director, 20% or more of the voting rights of such shareholders of common shares is held by a single shareholder other than the Government of Japan, JNOC or an independent administrative body that is fully funded by the Government of Japan ("Public Entity") or jointly held by such single shareholder and a "Joint Shareholder" as defined in the Articles of Incorporation of the Company (such independent shareholder and Joint Shareholder shall be referred to as a "Non-Public Entity") (provided, however, that, in accordance with (d) below, this does not apply to any election or removal of a Director stipulated in a contract concerning a merger, share exchange or share transfer set out in (d) below).

The Articles of Incorporation of the Company contains provisions that stipulate whether, in a given instance, a Non-Public Entity is deemed to hold or not hold 20% or more of the voting rights of the shareholders of common shares of the Company.

(b) Disposition of material assets
A resolution of a meeting of the Special Class Shareholder is required for the disposition of any material assets of the Company or the Company's subsidiaries ("disposition of material assets" means any disposition whose consideration is 20% or more of the total assets set out in the most recent audited consolidated financial statements of the Company or where a sale of such assets is 20% or more of the total consolidated sales set out in the most recent consolidated financial statements of the Company).

For the year ended March 31, 2004

(2) Brief summary of Japan Oil Development Co., Ltd.
Representative Shigeru Usui, President
Capital: ¥18,800 million
Address: 5-6-6, Hiroo, Shibuya-ku, Tokyo
Major business:
Exploration and development of crude oil and selling crude oil

① Operating income and net income (year ended December 31, 2003)

Operating income ¥259,696 million
Net loss ¥58,602 million
The above amounts reflect civil rehabilitation-related gain of ¥124,545 million and civil rehabilitation-related loss of ¥192,396 million.

② Assets, liabilities and shareholders' equity (as of December 31, 2003)

(Millions of yen)

Current assets	104,777	Current liabilities	154,647
Fixed assets	48,264	Long-term liabilities	23,770
Total assets	153,041	Total liabilities	178,417
		shareholders' equity	(25,375)
		(Capital	365,200)
		Total liabilities and shareholders' equity	153,041

As of December 31, 2003, Japan Oil Development Co., Ltd. was in the process of civil rehabilitation proceedings and the civil rehabilitation plan was completed on January 31, 2004. A summary of Japan Oil Development Co., Ltd.'s financial position as of March 31, 2004 is as follows:

(Millions of yen)

Current assets	73,629	Current liabilities	42,592
Fixed assets	47,595	Long-term liabilities	22,773
Total assets	121,225	Total liabilities	65,365
		Shareholders' equity	55,859
		(Capital	18,800)
		Total liabilities and shareholders' equity	121,225

<table>
<tr><th>For the six months ended September 30, 2003</th><th>For the six months ended September 30, 2004</th><th>For the year ended March 31, 2004</th></tr>
<tr><td></td><td>(c) Amendment to the Articles of Incorporation
(i) the objectives of the Company
(ii) granting voting rights to any shares other than the common shares of the Company (except for the voting rights at meetings of the Special Class Shareholder already granted to the Special Class Share).

(d) Integration
A resolution of a meeting of the Special Class Shareholder is required for
(i) any merger where the Company becomes the dissolved company, or any merger where the Company becomes the surviving company and 20% or more of the voting rights of all the shareholders of common shares of the Company are held by a Non-Public Entity at the time such merger is complete,
(ii) any share exchange where the Company becomes a wholly-owned subsidiary, or any share exchange where the Company becomes a parent company owning 100% of the shares of and 20% or more of the voting rights of all the shareholders of common shares of the Company are held by a Non-Public Entity at the time such share exchange is complete, or
(iii) any share transfer where special class shares of the new holding company with the same rights as those held by the Special Class Shareholder of the Company under the Articles of Incorporation of the Company are not granted to the Special Class Shareholder of the Company, or any share transfer approved and resolved by a meeting of the common shareholders of the Company where special class shares of the new holding company with the same rights as those held by the Special Class Shareholder of the Company under the Articles of Incorporation of the Company are granted to the Special Class Shareholder of the Company but 20% or more of the voting rights of all the shareholders of common shares of such new holding company are held by a Non-Public Entity at the time such share transfer is complete.</td><td>2. Stock split
At the meeting of the Board of Directors held on April 15, 2004, it was resolved that the Company issued new shares for a stock split in the following manner.

(1) The Company made a 3-for-1 stock split effective May 18, 2004
① Increase in common shares as a result of the stock split
1,279,888.50 shares
② Details of stock split
We made a 3-for-1 stock split of the common stock whose stockholders are listed on the final shareholder list as of May 1, 2004. Shares and odd shares for the stock split included in 50,744.25 new shares issued through the share exchange with Japan Oil Development Co., Ltd., on May 17, 2004.

(2) Effective date for dividend
April 1, 2004

Had this stock split been made as of April 1, 2002, amounts per share information for the years ended March 31, 2003 and 2004 would have been as follows:
<table>
<tr><th>FY2003</th><th>FY2004</th></tr>
<tr><td>Net assets per share
¥143,389.73</td><td>Net assets per share
¥157,275.33</td></tr>
<tr><td>Net income per share
¥15,726.17</td><td>Net income per share
¥19,612.92</td></tr>
</table></td></tr>
</table>

For the six months ended September 30, 2003	For the six months ended September 30, 2004	For the year ended March 31, 2004
	With respect to (i) through (iii) above, the Articles of Incorporation of the Company contains provisions that stipulate whether, in a given instance, a Non-Public Entity is deemed to hold or not hold 20% or more of the voting rights of all the shareholders of common shares of the Company or the new holding company. (e) Capital Reduction A resolution of a meeting of the Special Class Shareholder is required for any reduction of the Company's capital in order to repay funds to shareholders of the Company. (f) Dissolution A resolution of a meeting of the Special Class Shareholder is required for dissolution of the Company by resolution of a meeting of the common shareholders. ② Voting rights of meetings of common shareholders, dividends, distribution of residual assets, redemption Unless otherwise provided by laws or ordinances, the Special Class Share does not have any voting rights at meetings of common shareholders of the Company. The Special Class Share will receive the same amount of dividends, interim dividends and distributions of residual assets as common shares. The Special Class Share will be redeemed if the Special Class Shareholder requests redemption, or by resolution of the Board of Directors of the Company if the Special Class Share is transferred to a party other than the Government of Japan or an independent administrative body that is fully funded by the Government of Japan.	3. Issuance of special class share At the meeting of the Board of Directors held on April 15, 2004, it was resolved that the Company amend its Articles of Incorporation and issue one special class share, and the resolution was approved by the extraordinary general meeting of the shareholders held on May 10, 2004. The category of shares, number of shares to be issued and issuing price were designated as follows. Special class share (1) Method of subscription All shares were issued to Japan National Oil Corporation by allocation to a third party. (2) Number of new shares issued One share (3) Issue Price Same price as the offer price of the offering of the Company's common stock on condition of the resolution under the Article 280-2, Section 2, of the Commercial Code (4) Total issue value Number of shares issued multiplied by the issuing price (5) Due date for payment To be determined (6) Voting rights A special class share has no voting rights at the general shareholders meeting (7) Provisions for matters requiring resolution at the general meeting of the special class shareholder

For the six months ended September 30, 2003	For the six months ended September 30, 2004	For the year ended March 31, 2004
	(3) Guidelines regarding exercising voting rights at meetings of the Special Class Shareholder by the Allottee Guidelines have been established in (a) the Statement of Business Operations (the statement which has been authorized by the Minister of Economy, Trade and Industry pursuant to Article 20 of the Japan National Oil Corporation Law) of JNOC, which will subscribe for the Special Class Share and (b) the "Criteria for Exercising Voting Rights of the Special Class Share of INPEX" formulated with the approval of the Minister of Economy, Trade and Industry pursuant to the Statement of Business Operations, and these guidelines stipulate that matters may be rejected at meeting of the Special Class Shareholder in only certain cases, and that the prior approval of the Minister of Economy, Trade and Industry must be obtained if any action is to be taken at a meeting of the Special Class Shareholder. (4) Handling of the Special Class Share and Guidelines after dissolution of JNOC JNOC, which will subscribe for the Special Class Share, is scheduled to be dissolved on or before July 25, 2005, after which the Special Class Share is scheduled to be assumed by the Government of Japan or another Public Entity. JNOC has stipulated a policy, with respect to the handling of the Guidelines if the Special Class Share is assumed by a Public Entity, that the Special Class Share will be assumed under the same terms as those set out in the Guidelines of JNOC at the time of its dissolution, provided there is no change in the energy policy of Japan. This policy has also been acknowledged by the Agency for Natural Resources and Energy.	The following matters require resolution of the general shareholders meeting of the special class stock shareholder. ① At the time of a resolution for the appointment or removal of directors at a general meeting of shareholders, 20% or more of the voting rights attached to shares of our common stock are held by a single non-public entity or a single non-public entity and its joint shareholders ② Disposition of all or part of the material assets ③ In the case of the Company's subsidiary disposing of important assets, the Company exercises voting rights at the general shareholders meeting of its subsidiary. ④ Amendment to the Article of Incorporation with respect to (i) the objectives of the Company or (ii) granting voting rights to any shares other than the common shares of the Company (except for the voting rights at meetings of the Special Class Shareholder already granted to the Special Class Share).

For the six months ended September 30, 2003	For the six months ended September 30, 2004	For the year ended March 31, 2004
	(5) Brief summary of subscriber Name Japan National Oil Corporation Number of shares One share Amount paid ¥465,000 Address 2-2-2, Uchisaiwaicho, Chiyoda-ku, Tokyo Name of representative Makoto Saito, President Established by Japan National Oil Corporation Law (Law No. 99, July 29, 1967) Description of business Administration of Japan National Oil Corporation's assets Relationship with the Company Equity relations Number of shares of subscriber held by the Company None Business relations (For the year ended March 31, 2004) Acquisition of securities Personnel relations None	⑤ Mergers, share exchanges and share transfers except for the following cases; (a) Mergers where the Company become the surviving company, unless 20% or more of the voting rights attached to shares of the Company's common stock are held by a single non-public entity or a single non-public entity and its joint shareholders at the time of the completion of such merger. (b) Share exchanges where the Company becomes a wholly-owning parent company, unless 20% or more of the voting rights attached to shares of the Company's common stock are held by a single non-public entity or a single non-public entity and its joint shareholders at the time of the completion of such share exchange. (c) Share transfers where a new holding company is established and the granting of class shares of such new holding company to the holder of our special class share with rights that are the same as those of our special class share under the new holding company's articles of incorporation is approved by resolution of the general meeting of shareholders for such share transfer, unless 20% or more of the voting rights attached to shares of common stock of the new holding company are held by a single non-public entity or a single non-public entity and its joint shareholders at the time of the completion of such share transfer.

For the six months ended September 30, 2003	For the six months ended September 30, 2004	For the year ended March 31, 2004
	2. Finalizing the verdict of the first trial regarding a claim to abolish a resolution at a general shareholders meeting of Japan Oil Development Co., Ltd., by Oversea Oil Development Co., Ltd. As a result of the share exchange that became effective on May 17, 2004, Japan Oil Development Co., Ltd., became a wholly owned subsidiary of the Company. As a part of a civil rehabilitation plan, Japan Oil Development Co., Ltd., issued a new share allotted to Japan National Oil Corporation with an issued value of ¥10 million on January 29, 2004. For this matter, Oversea Oil Development Co. Ltd., a former shareholder of Japan Oil Development Co., Ltd., appealed to the Tokyo District Court for the following items on February 23, 2004. (a) Rescission of a resolution for approval to issue the new share to Japan National Oil Corporation at an extraordinary general shareholders meeting of Japan Oil Development Co., Ltd. (b) Rescission of issuing the new share The Tokyo District Court dismissed all accusations on October 14, 2004. The court decision was confirmed on October 28, 2004. The court appeal related to the aforementioned procedure of civil rehabilitation has been brought to the end by thecourt decision.	⑥ Reduction of the Company's stated capital that results in a redemption of funds to shareholders. ⑦ Dissolution by resolution of the general shareholders meeting (8) Redemption ① Redemption of a special class share requires its shareholder's written request to the Company. ② If the special class share is transferred to a party other than the government of Japan, the Company may redeem such special class share by resolution of the Board of Directors regardless of the wishes of the special class shareholder. ③ The redemption price will be the market price on the day of request for ①, and for ②, the market price on the day before the redemption date (both the day of request and the day before the redemption date are referred to as "effective day"). If the common share is listed on the Tokyo Stock Exchange, the closing price of a common share on the effective day will be the market price of redemption. If a closing price does not exist on a effective day, then the redemption price will be the closing price on the day closest to the effective day. 4 Assignment of the mineral rights of INPEX North Makassar, Ltd. At the meeting of the Board of Directors held on September 2, 2004, it was resolved that INPEX North Makassar, Ltd., a majority owned subsidiary of the Company, would assign its mining rights and related obligations to a third party due to a decline in expected profitability. The assignment of the mining rights and related obligations is expected to become effective November 22, 2004, subject to an approval of the government of Republic of Indonesia. No gain or loss on the assignment of mining rights and related obligations will be recognized.

V Actual production, orders received and actual sales

(1) Actual production

The following table shows actual production by business segment in each period.

Business segment	Classification	For the six months ended September 30, 2004	For the year ended March 31, 2004
The oil and natural gas business	Crude oil	Millions of barrels 34.0	Millions of barrels 21.8
	Natural gas	BCF 160.5	BCF 297.3
	Total	Millions of BOE 60.8	Millions of BOE 71.4

Notes: 1. The above table indicates the values corresponding to the net economic take of our group with regard to the production volume in the production sharing contracts. The equity-method affiliates' quota is included. The values for FY2004 calculated by multiplying the production volume at the mining areas owned by our group by our company's right ratio are 32 million barrels in crude oil and 539 BCF in natural gas.

2. Since the merger of Japan Oil Development Co., Ltd., in May 2004, its production and the production by its affiliate have been included from April 2004.

3. We acquired equity interests of Angola Japan Oil Co., Ltd., AJOCO Exploration Co., Ltd. and AJOCO '91 Exploration Co., Ltd. in September 2004 and these three companies have become affiliates accounted for under the equity method. However, their production has been included from April 2004.

(2) Orders received

There is no production for orders received.

(3) Actual sales

a) We take back the full amount of crude oil produced under production sharing contracts, and primarily sell it to Japanese power companies and refineries. Natural gas is sold in the form of LNG and LPG to Japanese power companies and gas companies through PERTAMINA. We also sell part of it to customers in Taiwan and South Korea. In addition, we sell it, as crude gas, to the Indonesian market through PERTAMINA.

b) Sales by classification during each period were as follows:

(Millions of yen)

Classification	For the six months ended September 30, 2003 (A)	For the six months ended September 30, 2004 (B)	Fluctuation (B) – (A)	For the year ended March 31, 2004
Crude oil	33,437	127,896	94,458	68,783
Natural gas	76,750	86,043	9,292	150,047
Total	110,188	213,939	103,750	218,831

Notes: 1. The above amounts do not include the related consumption tax.

2. Sales for major customers were as follows:

Periods / Customer	For the six months ended September 30, 2003 (A)		For the six months ended September 30, 2004 (B)		Fluctuation (B) – (A)	For the year ended March 31, 2004	
	Amount (Millions of yen)	Ratio (%)	Amount (Millions of yen)	Ratio (%)	Amount (Millions of yen)	Amount (Millions of yen)	Ratio (%)
PERTAMINA	77,189	70.1	87,154	40.7	9,964	151,077	69.0

INPEX

FY2005 Semiannual Non-Consolidated Financial Results

November 17, 2004

Note: The following report is an English translation of the Japanese-language original.

Company name	INPEX CORPORATION	Stock Exchange on which the Company is listed	Tokyo Stock Exchange
Code number	1604	Location of the head office	Tokyo

(URL http://www.inpex.co.jp/)

Representative	Kunihiro Matsuo, President		
Contact person	Seiya Ito, Director & General Manager, Corporate Planning & Management Dept. TEL +81-3-5448-1238		
Date of the meeting of the Board of Directors for the FY2005 semiannual financial results	November 17, 2004	Paying interim dividend	Yes
Starting date for the interim dividend payment	—	Shares constituting one unit	No

1. Results for FY2005 Semiannual (April 1, 2004–September 30, 2004)

(1) Operating results

Note: Amounts less than million yen are rounded off.

	Net sales		Operating income		Ordinary income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
FY2005 semiannual	95,222	13.2	50,095	6.4	50,666	29.9
FY2004 semiannual	84,112	22.9	47,099	20.8	38,993	24.8
FY2004	168,239		92,648		76,205	

	Net income		Net income per share	
	Millions of yen	%	Yen	
FY2005 semiannual	21,741	43.2	11,587.35	
FY2004 semiannual	15,182	41.8	25,767.66	(8,589.22)
FY2004	28,349		47,959.97	(15,986.65)

Notes: 1. Average number of shares issued and outstanding in each period: FY2005 semiannual, 1,876,337 shares; FY2004 semiannual, 589,200 shares; FY2004, 589,200 shares.
On May 18, 2004, there was a 3-for-1 stock split. Net income for FY2004 semiannual and FY2004 restated for the effect of this stock split is presented in parentheses.
2. Change in accounting policy: No.
3. The percentage expressions for net sales, operating income, ordinary income and net income represent the change from the corresponding period of the preceding year.

(2) Cash dividends

	Interim cash dividends per share	Annual cash dividends per share
	Yen	Yen
FY2005 semiannual	0.00	—
FY2004 semiannual	0.00	—
FY2004	—	10,000.00

(3) Financial position

Note: Amounts less than million yen are rounded off

	Total assets	Shareholders' equity	Ratio of shareholders' equity	Net assets per share	
	Millions of yen	Millions of yen	%		Yen
FY2005 semiannual	390,163	348,079	89.2	181,307.39	
FY2004 semiannual	292,526	256,455	87.7	435,260.58	(145,086.86)
FY2004	301,376	269,813	89.5	457,776.99	(152,592.33)

Notes: 1. Number of shares issued and outstanding at the end of each period: FY2005 semiannual, 1,919,832 shares; FY2004 semiannual, 589,200 shares; FY2004, 589,200 shares.
On May 18, 2004, there was a 3-for-1 stock split. Net assets for FY2004 semiannual and FY2004 restated for the effect of this stock split are presented in parentheses.
2 Number of treasury stocks at the end of each period: FY2005 semiannual, — shares; FY2004 semiannual, — shares; FY2004, —shares.

2. Estimated Operating Results for FY2005 (April 1, 2004–March 31, 2005)

	Net sales	Ordinary income	Net income	Annual cash dividends per share	
				End of fiscal year	
	Millions of yen	Millions of yen	Millions of yen	Yen	Yen
FY2005 (Full-year)	178,000	86,100	35,700	3,333.00	3,333.00

Reference: The FY2005 forecast for net income per share of ¥18,595.36 is calculated based on an expected 1,919,833.75 shares issued and outstanding.

* The aforementioned forecasts are based on currently available information and contain many uncertainties. Actual results may differ from the above forecasts due to changes in business conditions. In addition, issues related to the above forecasts are referred to on page 10 in the accompanying materials.

VI Semiannual financial statements

(1) Semiannual financial statements

1) Balance sheet

(Millions of yen)

Accounts		As of September 30, 2003		As of September 30, 2004 (A)		Fluctuation (A) –(B)	As of March 31, 2004 (B)	
		Amounts	Ratio	Amounts	Ratio	Amounts	Amounts	Ratio
			%		%			%
(Assets)								
Current assets								
Cash and deposits	*2	27,449		30,432		1,272	29,160	
Accounts receivable-trade		6,679		11,028		1,219	9,809	
Marketable securities		28,531		12,607		(6,215)	18,822	
Short-term loans to subsidiaries and affiliates		2,943		6,340		3,192	3,148	
Other		543		427		104	322	
Total current assets		66,147	22.6	60,837	15.6	(426)	61,263	20.3
Fixed assets								
Tangible fixed assets	*1	10,125	3.5	9,780	2.5	(157)	9,937	3.3
Intangible assets		29	0.0	16		(5)	21	0.0
Investments and other assets								
Investment securities		62,170		74,062		16,322	57,739	
Investments in subsidiaries and affiliates		135,062		220,926		67,381	153,544	
Recoverable accounts under production sharing		73,880		81,122		2,836	78,286	
Other		16,192		21,173		1,909	19,264	
Less allowance for doubtful accounts		(130)		(656)		(396)	(260)	
Less allowance for investments in exploration		(70,950)		(77,099)		1,323	(78,422)	
Total investments and other assets		216,223	73.9	319,528	81.9	89,375	230,153	76.4
Total fixed assets		226,379	77.4	329,326	84.4	89,213	240,112	79.7
Total assets		292,526	100.0	390,163	100.0	88,786	301,376	100.0

(Millions of yen)

Accounts	As of September 30, 2003		As of September 30, 2004 (A)		Fluctuation (A) – (B)	As of March 31, 2004 (B)	
	Amounts	Ratio	Amounts	Ratio	Amounts	Amounts	Ratio
		%		%			%
(Liabilities)							
Current liabilities	19,410	6.6	23,679	6.1	8,389	15,290	5.1
Long-term liabilities							
Long -term debt *2	11,125		11,105		542	10,563	
Allowance	1,093		1,196		41	1,154	
Other	4,442		6,102		1,547	4,555	
Total long-term liabilities	16,660	5.7	18,404	4.7	2,130	16,273	5.4
Total liabilities	36,071	12.3	42,083	10.8	10,520	31,563	10.5
(Shareholders' equity)							
Common stock	29,460	10.1	29,460	7.6	—	29,460	9.8
Additional paid-in capital	—		62,402	16.0	62,402	—	
Retained earnings							
Legal reserve	7,365		7,365		—	7,365	
Voluntary reserves	203,509		225,709		22,200	203,509	
Unappropriated retained earnings	16,173		22,898		(6,441)	29,340	
Total retained earnings	227,047	77.6	255,973	65.6	15,758	240,214	79.7
Unrealized holding gain (loss) on securities	(52)	(0.0)	244	0.0	105	138	0.0
Total shareholders' equity	256,455	87.7	348,079	89.2	78,266	269,813	89.5
Total liabilities and shareholders' equity	292,526	100.0	390,163	100.0	88,786	301,376	100.0

2) Semiannual statements of income

(Millions of yen)

Accounts	For the six months ended September 30, 2003 (A)		For the six months ended September 30, 2004 (B)		Fluctuation (B) – (A)	For the year ended March 31, 2004	
	Amounts	Ratio	Amounts	Ratio	Amounts	Amounts	Ratio
		%		%			%
Net sales	84,112	100.0	95,222	100.0	11,109	168,239	100.0
Cost of sales	35,274	41.9	42,912	45.1	7,638	71,517	42.5
Gross profit	48,838	58.1	52,309	54.9	3,471	96,722	57.5
Selling, general and administrative expenses *1	1,738	2.1	2,214	2.3	475	4,073	2.5
Operating income	47,099	56.0	50,095	52.6	2,995	92,648	55.0
Other income	1,797	2.1	2,400	2.5	602	3,193	1.8
Interest income	227		115		(111)	353	
Interest income on securities	173		101		(71)	295	
Dividend income	940		1,735		795	1,619	
Other	456		447		(9)	924	
Other expenses	9,903	11.8	1,829	1.9	(8,073)	19,636	11.6
Interest expense	83		80		(3)	160	
Provision for allowance for investments in exploration	8,229		576		(7,653)	15,755	
Foreign exchange loss	1,578		731		(847)	3,567	
Other	11		441		429	152	
Ordinary income	38,993	46.4	50,666	53.2	11,672	76,205	45.2
Income before income taxes	38,993	46.4	50,666	53.2	11,672	76,205	45.2
Income taxes—current	23,667		29,096		5,428	47,224	
Income taxes—deferred	143		(171)		(315)	632	
Net income	15,182	18.0	21,741	22.8	6,559	28,349	16.8
Retained earnings brought forward from previous period	991		1,156		165	991	
Unappropriated retained earnings	16,173		22,898		6,724	29,340	

Significant accounting policies

For the six months ended September 30, 2003	For the six months ended September 30, 2004	For the year ended March 31, 2004
1. Valuation method of significant assets (1) Securities 1) Investments in subsidiaries and affiliates Securities of Investments in subsidiaries and affiliates are stated at cost determined by the moving average method 2) Other securities a. With a determinable market value Other securities with a determinable market value are stated at fair value with any changes in unrealized holding gain or loss, net of the applicable income taxes, included directly in shareholders' equity. Cost of securities sold is determined by the moving average method. b. Without a determinable market value Other securities without a determinable market value are stated at cost determined by the moving average method.	1. Valuation method of significant assets (1) Securities 1) Investments in subsidiaries and affiliates Same as on the left 2) Other securities a. With a determinable market value Same as on the left b. Without a determinable market value Same as on the left	1. Valuation method of significant assets (1) Securities 1) Investments in subsidiaries and affiliates Same as on the left 2) Other securities a. With a determinable market value Same as on the left b. Without a determinable market value Same as on the left
2. Depreciation method of fixed assets (1) Tangible fixed assets Depreciation of tangible fixed assets is determined by the declining-balance method, except for the buildings (excluding facilities annexed) acquired on and after April 1, 1998, on which depreciation is computed by the straight-line method, at rates based on the useful lives and residual value of the respective assets as prescribed by the corporate tax law.	2. Depreciation method of fixed assets (1) Tangible fixed assets Same as on the left	2. Depreciation method of fixed assets (1) Tangible fixed assets Same as on the left

For the six months ended September 30, 2003	For the six months ended September 30, 2004	For the year ended March 31, 2004
(2) Intangible fixed assets Intangible fixed assets are amortized by the straight-line method at rates based on the useful lives and residual value of the respective assets as prescribed by the corporate tax law. Capitalized computer software costs are being amortized over a period of five years.	(2) Intangible fixed assets Same as on the left	(2) Intangible fixed assets Same as on the left
3. Basis for allowances (1) Allowance for doubtful receivable The allowance for doubtful receivables is provided at an amount determined based on the historical experience of bad debt with respect to ordinary receivables, plus an estimate of uncollectible amounts determined by reference to specific doubtful receivables from customers which are experiencing financial difficulties. (2) Allowance for investments in exploration The allowance for investments in exploration is provided for future potential losses on investments in exploration companies at an estimated amount based on the net assets of the investees.	3. Basis for allowances (1) Allowance for doubtful receivable Same as on the left (2) Allowance for investments in exploration Same as on the left	3. Basis for allowances (1) Allowance for doubtful receivable Same as on the left (2) Allowance for investments in exploration Same as on the left

For the six months ended September 30, 2003	For the six months ended September 30, 2004	For the year ended March 31, 2004
(3) Accrued employees' retirement benefits Accrued employees' retirement benefits are provided at the amount calculated based on the retirement benefit obligation at end of the semiannual period. Because the Company is classified as small enterprises, we employ a simplified method (at the amount which would be required to be paid if all active employees voluntarily terminated their employment as of the balance sheet date) for the calculation of the retirement benefit obligation. (4) Accrued officers' retirement benefits Accrued officers' retirement benefits are stated at the amount which would be required to be paid if all officers voluntarily terminated their services as of the balance sheet date based on their respective internal rules.	(3) Accrued employees' retirement benefits Same as on the left (4) Directors' retirement benefit Same as on the left	(3) Accrued employees' retirement benefits Accrued employees' retirement benefits are provided at the amount calculated based on the retirement benefit obligation at end of the year. Because the Company is classified as small enterprises, we employ a simplified method (at the amount which would be required to be paid if all active employees voluntarily terminated their employment as of the balance sheet date) for the calculation of the retirement benefit obligation. (4) Accrued officers' retirement benefits Same as on the left
4. Translation of assets and liabilities denominated in foreign currencies into yen Monetary assets and liabilities denominated in foreign currencies are translated into yen at the exchange rates prevailing at the balance sheet date. The resulting exchange gain or loss is credited or charged to income.	4. Translation of assets and liabilities denominated in foreign currencies into yen Same as on the left	4. Translation of assets and liabilities denominated in foreign currencies into yen Same as on the left

For the six months ended September 30, 2003	For the six months ended September 30, 2004	For the year ended March 31, 2004
5. Leases Non-cancelable leases are primarily accounted for as operating leases except that lease agreements which stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.	5. Leases ———————	5. Leases Non-cancelable leases are primarily accounted for as operating leases except that lease agreements which stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.
6. Other significant matters for preparation of semiannual financial statements Consumption tax Transactions subject to consumption tax are recorded at amounts exclusive of consumption tax.	6. Other significant matters for preparation of semiannual financial statements Consumption tax Same as on the left	6. Other significant matters for preparation of financial statements Consumption tax Same as on the left

Notes

(For the semiannual balance sheets)

As of September 30, 2003	As of September 30, 2004	As of March 31, 2004
*1. Accumulated depreciation Accumulated depreciation of tangible fixed assets was ¥2,596 million.	*1. Accumulated depreciation Accumulated depreciation of tangible fixed assets was ¥2,922 million.	*1. Accumulated depreciation Accumulated depreciation of tangible fixed assets was ¥2,761 million.
*2. Pledged assets Cash and deposits of ¥16,500 million were pledged as collateral for long-term borrowings of ¥8,900 million and guarantee obligation of ¥74,781 million.	*2. Pledged assets Cash and deposits of ¥8,560 million were pledged as collateral for long-term borrowings of ¥8,884 million and guarantee obligation of ¥90,526 million.	*2. Pledged assets Cash and deposits of ¥9,140 million were pledged as collateral for long-term borrowings of ¥8,450 million and guarantee obligation of ¥81,904 million.
3. Contingent liabilities The Company was contingently liable as guarantors of indebtedness of the following companies: Millions of yen INPEX Southwest Caspian Sea, Ltd. 54,816 INPEX Natuna, Ltd. 15,743 ALBACORA JAPAO PETROLEO LIMITADA 4,071 JJI S&N B.V. 4,064 Sukhalin Oil and Gas Development Co., Ltd. 1,378 INPEX ABK, Ltd 489 Total 80,565	3. Contingent liabilities The Company was contingently liable as guarantors of indebtedness of the following companies: Millions of yen INPEX Southwest Caspian Sea, Ltd. 66,289 INPEX Natuna, Ltd. 19,100 JJI S&N B.V. 4,661 ALBACORA JAPAO PETROLEO LIMITADA 3,324 INPEX BTC Pipeline, LTD. * 2,578 Sukhalin Oil and Gas Development Co., Ltd. 2,728 INPEX ABK, Ltd. 366 Total 99,048 * The Company provided a guarantee to INPEX BTC Pipeline, LTD that was contingently liable as guarantor of indebtedness of BTC Pipeline Project Finance until its completion (guarantee for completion).	3. Contingent liabilities The Company was contingently liable as guarantors of indebtedness of the following companies: Millions of yen INPEX Southwest Caspian Sea, Ltd. 58,431 INPEX Natuna, Ltd. 19,752 JJI S&N B.V. 4,028 ALBACORA JAPAO PETROLEO LIMITADA 3,514 INPEX BTC Pipeline, LTD. * 2,208 Sukhalin Oil and Gas Development Co., Ltd. 1,918 INPEX ABK, Ltd. 406 Total 90,261 * The Company provided a guarantee to INPEX BTC Pipeline, LTD that was contingently liable as guarantor of indebtedness of BTC Pipeline Project Finance until its completion (guarantee for completion).
4. Consumption tax The suspense payments and the suspense receipts for the consumption tax were offset each other. The amount, deemed not to be significant, is included in "Other" in current liabilities.	4 .Consumption tax Same as on the left	―――――――

(For the semiannual statements of income)

For the six months ended September 30, 2003	For the six months ended September 30, 2004	For the year ended March 31, 2004
*1. Depreciation expenses of: Tangible fixed assets ¥183 million Intangible fixed assets ¥8 million	*1. Depreciation expenses of: Tangible fixed assets ¥161 million Intangible fixed assets ¥6 million	*1. Depreciation expenses of: Tangible fixed assets ¥368 million Intangible fixed assets ¥16 million

(Leases)

For the six months ended September 30, 2003	For the six months end September 30, 2004	For the year ended March 31, 2004
Financing leases except for those which stipulate the transfer of ownership of the leased assets to the lessees 1. The pro forma acquisition costs, accumulated depreciation and net book value of the leased assets at end of the semiannual period were as follows: (Millions of yen) Acquisition costs / Accumulated depreciation / Net book value Tangible fixed assets: 19 / 19 / — Total: 19 / 19 / — 2. Future minimum lease payments subsequent to the end of the semiannual period (Millions of yen) Less than one year — Over one year — Total — 3. Lease payments, depreciation of leased assets and the interest portion included in the lease payments during the semiannual period were as follows: (Millions of yen) Lease payments 1 Amortization 1 Interest expense — 4. Method for calculation of depreciation and interest expense Method of calculation of depreciation ··· Straight-line method over the respective lease term with a residual value of zero. Calculation method of interest expense ···The interest portion included in the lease payments is calculated as the difference between the aggregate lease payments over the lease term and the relevant pro forma acquisition costs. Interest expense is allocated to each period by the interest method over each respective lease term.	———————	Financing leases except for those which stipulate the transfer of ownership of the leased assets to the lessees 1. The pro forma acquisition costs, accumulated depreciation and net book value of the leased assets at end of the semiannual period were as follows: (Millions of yen) Acquisition costs / Accumulated depreciation / Net book value Tangible fixed assets: 19 / 19 / — Total: 19 / 19 / — 2. Future minimum lease payments subsequent to the end of the fiscal year (Millions of yen) Less than one year — Over one year — Total — 2. Lease payments, depreciation of leased assets and the interest portion included in the lease payments during the year were as follows: (Millions of yen) Lease payments 1 Amortization 1 Interest expense — 4. Method for calculation of depreciation and interest expense Method of calculation of depreciation ···Straight-line method over the respective lease term with a residual value of zero. Calculation method of interest expense ···The interest portion included in the lease payments is calculated as the difference between the aggregate lease payments over the lease term and the relevant pro forma acquisition costs. Interest expense is allocated to each period by the interest method over each respective lease term.

(Securities)

At the end of semiannual period of FY2004 (As of September 30, 2003)

No marketable investments in subsidiaries and affiliates

At the end of semiannual period of FY2005 semi-annual (As of September 30, 2004)

No marketable investments in subsidiaries and affiliates

At the end of FY2004 (As of March 31, 2004)

No marketable investments in subsidiaries and affiliates

(Information for per share)

<table>
<tr><th>For the six months ended September 30, 2003</th><th>For the six months ended September 30, 2004</th><th>For the year ended March 31, 2004</th></tr>
<tr>
<td>Net assets per share ¥435,260.58
Net income per share for the semiannual period ¥25,767.66</td>
<td>Net assets per share ¥181,307.39
Net income per share for the semiannual period ¥11,587.35

The Company made a 3-for-1 stock split on May 18, 2004. The following table shows the amounts per share information if this stock split had been made at the beginning of the previous year.
<table>
<tr><th>For the six months ended September 30, 2003</th><th>For the year ended March 31, 2004</th></tr>
<tr><td>Net assets per share ¥145,086.86

Net income per share for the semiannual period ¥8,589.22</td><td>Net assets per share ¥152,592.33

Net income per share ¥15,986.65</td></tr>
</table>
</td>
<td>Net assets per share ¥457,776.99
Net income per share ¥47,959.97</td>
</tr>
</table>

(Notes) 1. Diluted income per share is not presented because there are no dilutive potential of shares of common stock.

2. Net income per share information is calculated based on the following:

	For the six months ended September 30, 2003	For the six months ended September 30, 2004	For the year ended March 31, 2004
Net income for the period (Millions of yen)	15,182	21,741	28,349
Amount not attributable to common stockholders (Millions of yen)	-	-	91
(Directors' bonuses as appropriation of profit)	(-)	(-)	(91)
Net income attributable to common stockholders (Millions of yen)	15,182	21,741	28,258
Average number of shares in the period (Thousand shares)	589	1,876	589

(Significant subsequent events)

FY2004 semiannual April 1, 2003 through September 30, 2003	FY2005 semiannual April 1, 2004 through September 30, 2004	FY2004 April 1, 2003 through March 31, 2003
1. At the 315th regular meeting of Board of Directors held on November 28, 2003, it was resolved that the Company would enter into a Payment Guarantee Agreement and related contracts with an agent bank, Societe Generale, and relevant third parties. Under the Payment Guarantee Agreement, we plan to guarantee the maximum of $33.15 million debt. We expected to enter into the contract in January 2004.	1. Issuance of special class share and the resulting capital increase At the extraordinary general meeting of shareholders held on May 10, 2004, it was resolved that the content of the special class share and issuance of the share in conformity with Article 280-2, Section 2, of the Commercial Code was approved. At the meeting of the Board of Directors held on October 12, 2004, it was resolved that the Company would issue one special class share to Japan National Oil Corporation, and payment for the share was made on November 17, 2004. As a result, capital became ¥29,460 million and the number of shares issued and outstanding totaled 1,919,833.75, comprising 1,919,832.75 common shares and 1 special class share. (1) Outline for issuing the special class share ① Class of share Special class share of the Company ② Number of shares issued One ③ Issuing price ¥465,000 per share ④ Method of issue One special class share was issued to Japan National Oil Corporation by allocation method to a third party. ⑤ Date of issue November 17, 2004 There is no plan to list the special class share. (2) Description of the Special Class Share ① Matters to be resolved at meetings of the Special Class Shareholder The Articles of Incorporation of the Company provides that decisions on the following material matters concerning the management of the Company require a resolution of a meeting of the Special Class Shareholder in addition to a resolution of a meeting of common shareholders of the Company or a meeting of the Board of Directors.	1. Share exchange with Japan Oil Development Co., Ltd. At the meeting of the Board of Directors held on March 29, 2004, it was resolved that Japan Oil Development Co., Ltd., would become our wholly owned subsidiary through a share exchange. The share exchange contract was signed on the same day. The share exchange contract was approved at the extraordinary general meeting of the shareholders held on April 15, 2004. (1) Outline of the share exchange ① Purpose of the share exchange As we intend to become a core company to promote the oil development business in Japan, we are seeking to diversify in our business operations. It was deemed desirable for our group to have Japan Oil Development Co., Ltd., to be our wholly owned subsidiary in terms of diversifying our regions, balancing between crude oil and natural gas, balancing between operators and non-operators, and ensuring current stable production and future increases of production; the Company had been producing and selling crude oil in the United Arab Emirates for many years as an operator. ② Content of the share exchange The Company acquired from Japan Oil Development Co., Ltd., in accordance with Articles 352 or 363 of the Commercial Code. ③ Date of the share exchange May 17, 2004 ④ Number of the shares issued and exchanged under the share exchange contract The Company issued 50,744.25 new shares of common stock and exchanged them for 2 shares of Japan Oil Development Co., Ltd.'s common stock held by Japan National Oil Corporation. ⑤ Incremental common stock and additional paid-in capital No increase in common stock was required due to the share exchange, but additional paid-in capital was required to be increased by ¥62,402 million. ⑥ Effective date for dividend April 1, 2004

For the six months ended September 30, 2003	For the six months ended September 30, 2004	For the year ended March 31, 2004
	(a) Election or removal of Directors … (b) Disposition of material assets …	(2) Brief summary of Japan Oil Development Co., Ltd. …

For the six months ended September 30, 2004

(a) Election or removal of Directors
A resolution of a meeting of the Special Class Shareholder is required for the election or removal of a Director of the Company if, at the time of a resolution of a meeting of the common shareholders of the Company for the election or removal of such Director, 20% or more of the voting rights of such shareholders of common shares is held by a single shareholder other than the Government of Japan, JNOC or an independent administrative body that is fully funded by the Government of Japan ("Public Entity") or jointly held by such single shareholder and a "Joint Shareholder" as defined in the Articles of Incorporation of the Company (such independent shareholder and Joint Shareholder shall be referred to as a "Non-Public Entity") (provided, however, that, in accordance with (d) below, this does not apply to any election or removal of a Director stipulated in a contract concerning a merger, share exchange or share transfer set out in (d) below).

The Articles of Incorporation of the Company contains provisions that stipulate whether, in a given instance, a Non-Public Entity is deemed to hold or not hold 20% or more of the voting rights of the shareholders of common shares of the Company.

(b) Disposition of material assets
A resolution of a meeting of the Special Class Shareholder is required for the disposition of any material assets of the Company or the Company's subsidiaries ("disposition of material assets" means any disposition whose consideration is 20% or more of the total assets set out in the most recent audited consolidated financial statements of the Company or where a sale of such assets is 20% or more of the total consolidated sales set out in the most recent consolidated financial statements of the Company).

For the year ended March 31, 2004

(2) Brief summary of Japan Oil Development Co., Ltd.
Representative Shigeru Usui, President
Capital: ¥18,800 million
Address: 5-6-6, Hiroo, Shibuya-ku, Tokyo
Major business:
Exploration and development of crude oil and selling crude oil

① Operating income and net income (year ended December 31, 2003)

Operating income ¥259,696 million
Net loss ¥58,602 million
The above amounts reflect civil rehabilitation-related gain of ¥124,545 million and civil rehabilitation-related loss of ¥192,396 million.

② Assets, liabilities and shareholders' equity (as of December 31, 2003)

(Millions of yen)

Current assets	104,777	Current liabilities	154,647
Fixed assets	48,264	Long-term liabilities	23,770
Total assets	153,041	Total liabilities	178,417
		Shareholders' equity	(25,375)
		(Capital	365,200)
		Total liabilities and shareholders' equity	153,041

As of December 31, 2003, Japan Oil Development Co., Ltd. was in the process of civil rehabilitation proceedings and the civil rehabilitation plan was completed on January 31, 2004. A summary of Japan Oil Development Co., Ltd.'s financial position as of March 31, 2004 is as follows:

(Millions of yen)

Current assets	73,629	Current liabilities	42,592
Fixed assets	47,595	Long-term liabilities	22,773
Total assets	121,225	Total liabilities	65,365
		Shareholders' equity	55,859
		(Capital	18,800)
		Total liabilities and shareholders' equity	121,225

<table>
<tr><th>For the six months ended September 30, 2003</th><th>For the six months ended September 30, 2004</th><th>For the year ended March 31, 2004</th></tr>
<tr><td></td><td>(c) Amendment to the Articles of Incorporation
(i) the objectives of the Company
(ii) granting voting rights to any shares other than the common shares of the Company (except for the voting rights at meetings of the Special Class Shareholder already granted to the Special Class Share).

(d) Integration
A resolution of a meeting of the Special Class Shareholder is required for
(i) any merger where the Company becomes the dissolved company, or any merger where the Company becomes the surviving company and 20% or more of the voting rights of all the shareholders of common shares of the Company are held by a Non-Public Entity at the time such merger is complete,
(ii) any share exchange where the Company becomes a wholly-owned subsidiary, or any share exchange where the Company becomes a parent company owning 100% of the shares of and 20% or more of the voting rights of all the shareholders of common shares of the Company are held by a Non-Public Entity at the time such share exchange is complete, or
(iii) any share transfer where special class shares of the new holding company with the same rights as those held by the Special Class Shareholder of the Company under the Articles of Incorporation of the Company are not granted to the Special Class Shareholder of the Company, or any share transfer approved and resolved by a meeting of the common shareholders of the Company where special class shares of the new holding company with the same rights as those held by the Special Class Shareholder of the Company under the Articles of Incorporation of the Company are granted to the Special Class Shareholder of the Company but 20% or more of the voting rights of all the shareholders of common shares of such new holding company are held by a Non-Public Entity at the time such share transfer is complete.</td><td>2. Stock split
At the meeting of the Board of Directors held on April 15, 2004, it was resolved that the Company issued new shares for a stock split in the following manner.

(1) The Company made a 3-for-1 stock split effective May 18, 2004
① Increase in common shares as a result of the stock split
1,279,888.50 shares
② Details of stock split
We made a 3-for-1 stock split of the common stock whose stockholders are listed on the final shareholder list as of May 1, 2004. Shares and odd shares for the stock split included in 50,744.25 new shares issued through the share exchange with Japan Oil Development Co., Ltd., on May 17, 2004.

(2) Effective date for dividend
April 1, 2004

Had this stock split been made as of April 1, 2002, amounts per share information for the years ended March 31, 2003 and 2004 would have been as follows:
<table><tr><th>FY2003</th><th>FY2004</th></tr><tr><td>Net assets per share
¥140,039.65</td><td>Net assets per share
¥152,592.33</td></tr><tr><td>Net earnings per share
¥15,259.73</td><td>Net earnings per share
¥15,986.65</td></tr></table></td></tr>
</table>

For the six months ended September 30, 2003	For the six months ended September 30, 2004	For the year ended March 31, 2004
	With respect to (i) through (iii) above, the Articles of Incorporation of the Company contains provisions that stipulate whether, in a given instance, a Non-Public Entity is deemed to hold or not hold 20% or more of the voting rights of all the shareholders of common shares of the Company or the new holding company. (e) Capital Reduction A resolution of a meeting of the Special Class Shareholder is required for any reduction of the Company's capital in order to repay funds to shareholders of the Company. (f) Dissolution A resolution of a meeting of the Special Class Shareholder is required for dissolution of the Company by resolution of a meeting of the common shareholders. ② Voting rights of meetings of common shareholders, dividends, distribution of residual assets, redemption Unless otherwise provided by laws or ordinances, the Special Class Share does not have any voting rights at meetings of common shareholders of the Company. The Special Class Share will receive the same amount of dividends, interim dividends and distributions of residual assets as common shares. The Special Class Share will be redeemed if the Special Class Shareholder requests redemption, or by resolution of the Board of Directors of the Company if the Special Class Share is transferred to a party other than the Government of Japan or an independent administrative body that is fully funded by the Government of Japan.	3. Issuance of special class share At the meeting of the Board of Directors held on April 15, 2004, it was resolved that the Company amend its Articles of Incorporation and issue one special class share, and the resolution was approved by the extraordinary general meeting of the shareholders held on May 10, 2004. The category of shares, number of shares to be issued and issuing price were designated as follows. Special class share (1) Method of subscription All shares were issued to Japan National Oil Corporation by allocation to a third party. (2) Number of new shares issued One share (3) Issue Price Same price as the offer price of the offering of the Company's common stock on condition of the resolution under the Article 280-2, Section 2, of the Commercial Code (4) Total issue value Number of shares issued multiplied by the issuing price (5) Due date for payment To be determined (6) Voting rights A special class share has no voting rights at the general shareholders meeting (7)Provisions for matters requiring resolution at the general meeting of the special class shareholder

For the six months ended September 30, 2003	For the six months ended September 30, 2004	For the year ended March 31, 2004
	(3) Guidelines regarding exercising voting rights at meetings of the Special Class Shareholder by the Allottee Guidelines have been established in (a) the Statement of Business Operations (the statement which has been authorized by the Minister of Economy, Trade and Industry pursuant to Article 20 of the Japan National Oil Corporation Law) of JNOC, which will subscribe for the Special Class Share and (b) the "Criteria for Exercising Voting Rights of the Special Class Share of INPEX" formulated with the approval of the Minister of Economy, Trade and Industry pursuant to the Statement of Business Operations, and these guidelines stipulate that matters may be rejected at meeting of the Special Class Shareholder in only certain cases, and that the prior approval of the Minister of Economy, Trade and Industry must be obtained if any action is to be taken at a meeting of the Special Class Shareholder. (4) Handling of the Special Class Share and Guidelines after dissolution of JNOC JNOC, which will subscribe for the Special Class Share, is scheduled to be dissolved on or before July 25, 2005, after which the Special Class Share is scheduled to be assumed by the Government of Japan or another Public Entity. JNOC has stipulated a policy, with respect to the handling of the Guidelines if the Special Class Share is assumed by a Public Entity, that the Special Class Share will be assumed under the same terms as those set out in the Guidelines of JNOC at the time of its dissolution, provided there is no change in the energy policy of Japan. This policy has also been acknowledged by the Agency for Natural Resources and Energy.	The following matters require resolution of the general shareholders meeting of the special class stock shareholder. ① At the time of a resolution for the appointment or removal of directors at a general meeting of shareholders, 20% or more of the voting rights attached to shares of our common stock are held by a single non-public entity or a single non-public entity and its joint shareholders ② Disposition of all or part of the material assets ③ In the case of the Company's subsidiary disposing of important assets, the Company exercises voting rights at the general shareholders meeting of its subsidiary. ④ Amendment to the Article of Incorporation with respect to (i) the objectives of the Company or (ii) granting voting rights to any shares other than the common shares of the Company (except for the voting rights at meetings of the Special Class Shareholder already granted to the Special Class Share).

For the six months ended September 30, 2003	For the six months ended September 30, 2004	For the year ended March 31, 2004
	(5) Brief summary of subscriber Name Japan National Oil Corporation Number of shares One share Amount paid ¥465,000 Address 2-2-2, Uchisaiwaicho, Chiyoda-ku, Tokyo Name of representative Makoto Saito, President Established by Japan National Oil Corporation Law (Law No. 99, July 29, 1967) Description of business Administration of Japan National Oil Corporation's assets Relationship with the Company Equity relations Number of shares of subscriber held by the Company None Business relations (For the year ended March 31, 2004) Acquisition of securities Personnel relations None	⑤ Mergers, share exchanges and share transfers except for the following cases; (a) Mergers where the Company become the surviving company, unless 20% or more of the voting rights attached to shares of the Company's common stock are held by a single non-public entity or a single non-public entity and its joint shareholders at the time of the completion of such merger. (b) Share exchanges where the Company becomes a wholly-owning parent company, unless 20% or more of the voting rights attached to shares of the Company's common stock are held by a single non-public entity or a single non-public entity and its joint shareholders at the time of the completion of such share exchange. (c) Share transfers where a new holding company is established and the granting of class shares of such new holding company to the holder of our special class share with rights that are the same as those of our special class share under the new holding company's articles of incorporation is approved by resolution of the general meeting of shareholders for such share transfer, unless 20% or more of the voting rights attached to shares of common stock of the new holding company are held by a single non-public entity or a single non-public entity and its joint shareholders at the time of the completion of such share transfer. ⑥ Reduction of the Company's stated capital that results in a redemption of funds to shareholders. ⑦ Dissolution by resolution of the general shareholders meeting

For the six months ended September 30, 2003	For the six months ended September 30, 2004	For the year ended March 31, 2004
		(8) Redemption ① Redemption of a special class share requires its shareholder's written request to the Company. ② If the special class share is transferred to a party other than the government of Japan, the Company may redeem such special class share by resolution of the Board of Directors regardless of the wishes of the special class shareholder. ③ The redemption price will be the market price on the day of request for ①, and for ②, the market price on the day before the redemption date (both the day of request and the day before the redemption date are referred to as "effective day"). If the common share is listed on the Tokyo Stock Exchange, the closing price of a common share on the effective day will be the market price of redemption. If a closing price does not exist on a effective day, then the redemption price will be the closing price on the day closest to the effective day.

ANNEX A Item 6.

4)	December 2, 2004	Assignment of the participating interest in the Donggala Production Sharing Contract, Indonesia

2 December 2004

Assignment of the participating interest in the Donggala Production Sharing Contract, Indonesia

INPEX CORPORATION announces that its subsidiary, INPEX North Makassar, Ltd. will assign all of its participating interest (32.725%) in the Donggala Production Sharing Contract to Santos (Donggala) Pty Ltd, Australia, together with TOTAL Donggala (Operator), due to its consideration on further exploration potentiality in the contract area, subject to the approval of the Indonesian regulatory authority BPMIGAS. The contract area is located at Makassar Strait, offshore East Kalimantan

Interests in the contract are :

	Old Equity (%)	New Equity (%)
TOTAL Donggala	32.725	0
INPEX North Makassar, Ltd.	32.725	0
Unocal Donggala Ltd	19.55	19.55
PT Pertamina (Persero)	15	15
Santos (Donggala) Pty Ltd	0	65.45

Related information:

Donggala contract area covers 3,821km^2 in water depths ranging from 1,650m to 2,450m.

INPEX CORPORATION (INPEX) acquired 50% of the interest of the block in November 2001 with TOTAL (Operator) and it assigned all of the interest to INPEX North Makassar, Ltd. in January 2002. The shareholders of INPEX North Makassar, Ltd. are INPEX (54.18%) and Japan National Oil Corporation (45.82%).

INPEX does not change its strategy on the activity in Indonesia as one of core areas despite this assignment.

Effect on the business results of INPEX:

No gain or loss on the assignment of mining rights and related obligations will be recognized.



EAST KALIMANTAN BLOCK (6,177km²)
Bontang LNG/LPG Plant
DONGGALA BLOCK (3,821km²)
Santan Terminal
Attaka Unit (289km²)
Attaka field
Mahakam River
Badak Unit
Badak field
Nilam Unit
Nilam field
Kalimantan (Indonesia)
SALIKI BLOCK (302km²)
Tunu field
Tambora field
Sisi-Nubi Unit
TENGAH BLOCK (383km²)
Sisi field
Handil field
Nubi field
Senipah Terminal
Peciko field
Bekapai field
Balikpapan
OFFSHORE MAHAKAM BLOCK (5,112km²)
Makassar Strait
Oil field
Gas field
Oil & Gas field
0
20
40
60

ANNEX A Item 6.

5) December 6, 2004 — Start of crude oil and condensate production from Belanak oil and gas field in the South Natuna Sea Block B Production Sharing Contract, Indonesia

6 December 2004

Start of crude oil and condensate production from Belanak oil and gas field in the South Natuna Sea Block B Production Sharing Contract, Indonesia

INPEX CORPORATION announces that it's wholly owned subsidiary, INPEX Natuna, Ltd. has started the crude oil and condensate production (crude production) from Belanak oil and gas field on 2 December.

Contractors working in the South Natuna Sea Block B Production Sharing Contract, ConocoPhillips (Operator:40%), ChevronTexaco (25%) and INPEX Natuna (35%), plan to start the natural gas production from Belanak oil and gas field in 2005 and LPG production in 2006. The natural gas to be produced from the field will be delivered to Singapore and Malaysia by the existing pipelines.

The crude production from the field will reach the level of 50,000 bopd, in 2006.

It is expected that the crude production from the field will contribute to maintaining of oil production in Indonesia as well as increasing of INPEX group production.

Supplemental Information

1. Contract Area

South Natuna Sea Block B Production Sharing Contract (11,162km^2) is located at 1,200km north of Jakarta and 400 km northeast of Singapore. Belanak field is located at 220km west of Natuna Island with water depths at 90m.

2. Participation and Partners

INPEX Natuna, Ltd., a wholly owned subsidiary of INPEX CORPORATION acquired a 17.5% of participating interest under Block B in 1978 and acquired an additional 17.5% in 1994.

In 1968, Conoco executed the Block B PSC with Pertamina (National Oil and Gas Company of Indonesia) and the term of the PSC was extended to 2018 year. In addition, further 10 years extension agreement was agreed to correspond with the gas sale and purchase agreements (see 3 below).

3. Crude Production and Gas Supply

Existing Belida and Sembilang oil fields produce 35,000 bopd of crude oil as of the end of November 2004 and Belanak will contribute to the crude production from the area.

The natural gas produced from the fields of the Block B and its neighboring contract areas, South Natuna Sea Block A and Kakap, is supplied to Singapore at the rate of 325 mmcfd under the gas sales agreement executed in 1999. The rate of the gas supply from Block B is 43.1%.

The natural gas produced from the fields of the Block B is supplied to Malaysia at the rate of 250 mmcfd (2007 plateau basis) under the gas sales agreement executed in 2001.


MALAYSIA
INDONESIA
Nila Block
(5,271km²)
South Natuna Sea Block B
(11,162km²)
Belanak Oil and Gas Feild
Natuna Is.
Natuna Sea
Anambas Is.
Oil Field
Gas Field
Oil and Gas Field
0
50km

ANNEX A Item 6.

6) December 13, 2004 — Execution of Gas Sales Agreement of the Offshore Southeast Sumatra Production Sharing Contract, Indonesia

13 December 2004

Execution of Gas Sales Agreement of the Offshore Southeast Sumatra Production Sharing Contract, Indonesia

INPEX CORPORATION announces that it's subsidiary, INPEX Sumatra, Ltd. together with other contractors of the Offshore Southeast Sumatra Production Sharing Contract (PSC), executed the Gas Sales Agreement on 12 December, with P.T. Perusahaan Listrik Negara (Persero) (PLN), the national electric power company of Indonesia.

The Offshore Southeast Sumatra PSC will supply the natural gas from 2006 to 2018. Sales amount will be 80 billion BTU per day during the plateau period from 2007 under the agreement.

The natural gas will be produced mainly from gas fields of Zelda area and Banuwati area and the sales gas will be supplied to the Cilegon Power Plant of PLN in West Java by a subsea pipeline.

This project is the first gas supply business of the Offshore Southeast Sumatra PSC and it will contribute to the effective use of gas reserves in Indonesia.

Business activities of INPEX group will be further expanded through the execution of this agreement.

Supplemental Information

1. Contract Area

Offshore Southeast Sumatra Production Sharing Contract (8,286 km^2) is located in the offshore Sumatra. Offshore Northeast Java in the attached map is the Production Sharing Contract which INPEX Jawa has a participating interest.

2. Participation and Partners

INPEX Sumatra, Ltd. acquired a participating interest under Offshore Southeast Sumatra PSC in 1987. Its current share is 13.067444%. Other Parties to the PSC are CNOOC (Operator: 65.54%), KNOC (8.91%), Mitsubishi (5%) and Paladin (7.48%). The PSC was executed in 1968 between IIAPCO and Pertamina and the term of the contract was extended to 2018.

3. Crude production

Existing Cinta, Widuri and other oil fields produce 71,000 bopd of crude oil as of the end of November 2004.

4. INPEX group's Gas Supply project in Indonesia

Gas supply to PLN from INPEX Sumatra increases the number of INPEX group's gas project for Indonesian domestic market. INPEX CORPORATION delivers gas to Bontang area, east Kalimantan and INPEX Jawa delivers to PLN and PGN (national gas company of Indonesia). In addition to these projects, INPEX Natuna has gas projects to Singapore and Malaysia through the international pipelines.



Offshore Southeast
Sumatra Block
(8,286km2)
Sumatra Is.
Banuwati
Zelda
Java Sea
Offshore Northwest
Java Block
(11,052km2)
Jakarta
Main Gas Fields
Java Is.
(Indonesia)
0
50km

7) December 20, 2004 — Acquisition of shares in Canada Oil Sands Co., Ltd.

20 December 2004

Acquisition of shares in Canada Oil Sands Co., Ltd.

INPEX CORPORATION (INPEX) announces that INPEX acquired shares in Canada Oil Sands Co., Ltd. (CANOS) from Japan National Oil Corporation on 20 December 2004. This transaction will be finalized on 14 January 2005, subject to necessary approval from Japanese authority.

Details of the acquisition are as follows.

INPEX holdings before transfer	692,800 shares (1.9% voting rights)
Shares acquired (Value)	1,131,325 shares (¥322,216,895)
Holdings after transfer	1,824,125 shares (5.0% voting rights)

Supplemental Information

1. CANOS overview

(1) Corporate name: Canada Oil Sands Co., Ltd.

(2) President: Kazuo Wakasugi

(3) Headquarters: 2-2-20, Higashi-Shinagawa, Shinagawa-ku, Tokyo, Japan

(4) Date of establishment: 21 December 1978

(5) Business activity: Exploration and Development operations of oil sands through its subsidiary company, Japan Canada Oil Sands Limited

(6) Capital: ¥36.482 billion

(7) Shareholder breakdown before acquisition:

Japan National Oil Corporation 72.18%, Japan Petroleum Exploration Co., Ltd. 6.65%, INPEX CORPORATION 1.9% and other (60 companies) 19.27%

(8) Financial results:

	Canada Oil Sands Co., Ltd. FY Ending March 2004	Japan Canada Oil Sands Limited FY Ending December 2003
Sales	0 Million Yen	38,766 Thousand Canada Dollar
Revenue	△2,809 Million Yen	6,293 Thousand Canada Dollar
Asset	1,736 Million Yen	29,263 Thousand Canada Dollar
Capital	1,720 Million Yen	21,100 Thousand Canada Dollar

2. Effect on the business results of INPEX:

No big influence on this acquisition will be recognized on INPEX's financial results ending March 2005.

ANNEX A Item 6.

8) December 27, 2004 — No impact on INPEX's business caused by the earthquake, offshore Sumatra, Indonesia

27 December 2004

No impact on INPEX's business caused by the earthquake, offshore Sumatra, Indonesia

INPEX CORPORATION (INPEX) is very sorry in deed for the tragic earthquake, offshore Sumatra on 26 December that has claimed many thousands of life in Indonesia and other countries.

INPEX announces that there is no impact on any of its businesses in Indonesia (see the table below) caused by this natural disaster.

Contract Area	Company
Offshore Mahakam and Attaka Unit	INPEX CORPORATION
Block B, South Natuna Sea	INPEX Natuna, Ltd.
Offshore Northwest Java	INPEX Jawa, Ltd.
Offshore Southeast Sumatra	INPEX Sumatra, Ltd.
Tenga, Offshore Mahakam	INPEX Tenga, Ltd.
Masela, Timor Sea	INPEX Masela, Ltd.
Berau, Papua Province	MI Berau B. V.
East Kalimantan, Offshore East Kalimantan	INPEX Offshore North Mahakam, Ltd.
Saliki, Offshore East Kalimantan	INPEX Offshore Northeast Mahakam, Ltd.
Nila, Natuna Sea	INPEX North Natuna, Ltd.

9) December 30, 2004 — INPEX and TOTAL Donates for Aceh and North Sumatra Relief Efforts

30 December 2004

INPEX and TOTAL Donates for Aceh and North Sumatra Relief Efforts

Following the tragedy that struck the people of the provinces of Nangroe Aceh Darussalam and North Sumatra, and INPEX CORPORATION and TOTAL E&P INDONESIE have decided to contribute an amount of USD one million to the Indonesian Red Cross for immediate relief activities.

The Management of the two companies expresses its sympathy to the families who have lost loved ones, suffered unimaginable injuries and lost their homes.

INPEX CORPORATION and TOTAL E&P INDONESIE an affiliate of the Paris based TOTAL Group are partners in the Offshore Mahakam Block in East Kalimantan, Indonesia currently producing substantial amount of hydrocarbons (mainly natural gas) for exports.

10) January 24, 2005	Acquisition of shares in Canada Oil Sands Co., Ltd. (Completion)

24 January 2005

Acquisition of shares in Canada Oil Sands Co., Ltd. (Completion)

INPEX CORPORATION (INPEX) announces that INPEX finalized the acquisition of shares in Canada Oil Sands Co., Ltd. (CANOS) from Japan National Oil Corporation on 24 January 2005.

Details of the acquisition are as follows.

INPEX holdings before transfer	692,800 shares (1.9% voting rights)
Shares acquired (Value)	1,131,325 shares (¥322,216,895)
Holdings after transfer	1,824,125 shares (5.0% voting rights)

Supplemental Information

1. CANOS overview

(1) Corporate name: Canada Oil Sands Co., Ltd.

(2) President: Kazuo Wakasugi

(3) Headquarters: 2-2-20, Higashi-Shinagawa, Shinagawa-ku, Tokyo, Japan

(4) Date of establishment: 21 December 1978

(5) Business activity: Exploration and Development operations of oil sands through its subsidiary company, Japan Canada Oil Sands Limited

(6) Capital: ¥36.482 billion

(7) Shareholder breakdown before acquisition:

Japan National Oil Corporation 72.18%, Japan Petroleum Exploration Co., Ltd. 6.65%, INPEX CORPORATION 1.9% and other (60 companies) 19.27%

(8) Financial results:

	Canada Oil Sands Co., Ltd. FY Ending March 2004	Japan Canada Oil Sands Limited FY Ending December 2003
Sales	0 Million Yen	38,766 Thousand Canada Dollar
Revenue	△2,809 Million Yen	6,293 Thousand Canada Dollar
Asset	1,736 Million Yen	29,263 Thousand Canada Dollar
Capital	1,720 Million Yen	21,100 Thousand Canada Dollar

2. Effect on the business results of INPEX:

No big influence on this acquisition will be recognized on INPEX's financial results ending March 2005.

ANNEX A Item 6.

11) February 9, 2005 — Assignment of the participating interest in the VIC/P45 License, Australia

9 February 2005

Assignment of the participating interest in the VIC/P45 License, Australia

INPEX CORPORATION (INPEX) announces that its fully owned subsidiary, INPEX Alpha, Ltd. will assign all of its participating interest (40%) in the VIC/P45 permit to Moby Oil and Gas Limited (MOG) Australia, subject to the approval of Australian authority.

Supplemental information:

VIC/P45 permit covers 880 km^2 in water depths ranging from 80m to 800m. It is located in Bass Strait, Victoria, Australia.

INPEX does not change its strategy on the activity in Australia as one of core areas despite this assignment.

Effect on the business results of INPEX:

No influence on this assignment will be recognized on INPEX's financial results ending March 2005.


VICTORIA
MELBOURNE
LONGFORD
Marlin Gas Field
Kingfish Oil Field
Bream Oil/Gas Field
VIC/P45
BASS STRAIT
Oil field location
Gas field location
0
50
100
Kilometres
200 m
1000 m
2000 m
3000 m
4000 m
37°S
38°S
39°S
145°E
146°E
147°E
148°E
149°E
150°E

Location of VIC/P45 Block

ANNEX A Item 6.

12) February 10, 2005 Consolidated Financial Results for the First Nine Months ended December 31, 2004

INPEX

Consolidated Financial Results for the First Nine Months ended December 31, 2004

February 10, 2005

Note: The following report is an English translation of the Japanese-language original.

Listed company's name (URL http://www.inpex.co.jp/)	INPEX Corporation
Code number	1604: 1st Section of the Tokyo Stock Exchange
Representative	Kunihiko Matsuo, President
Contact person	Seiya Ito, Director & General Manager, Corporate Planning & Management Dept. TEL +81-3-5448-1238

1. Preparation of Nine-Month Financial Results
   ①Application of a simple accounting procedure : No
   ②Any changes in accounting procedure from the latest fiscal year : No
   ③Any changes in scope of consolidation and equity method of accounting : Yes

   Number of consolidated subsidiaries:
   (Newly included) 1 (Excluded) 2
   Number of affiliates accounted for by the equity method
   (Newly included) 4 (Excluded) 1

2. Financial and Operating Results for the First Nine Months ended December 31, 2004 (April 1, 2004 through December 31, 2004)
   (1) Consolidated operating results

Note: Amounts less than one million yen are rounded off.

	Net sales		Operating income		Ordinary income		Net income	
For the nine months ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
December 31, 2004	339,865	109.6	191,143	166.2	175,359	147.3	54,967	111.8
December 31, 2003	162,172	—	71,804	—	70,922	—	25,958	—
For the year ended March 31, 2004	218,831		93,876		94,773		34,781	

	Net income per share—basic		Net income per share—diluted
For the nine months ended		Yen	Yen
December 31, 2004	29,092.97		—
December 31, 2003	44,057.63	(14,685.88)	—
For the year ended March 31, 2004	58,838.76	(19,612.92)	—

Notes: 1. The percentage expressions for net sales, operating income, ordinary income and net income represent the change from the corresponding nine-month period of the previous year.
2. Average number of shares issued and outstanding in each period (consolidated): First nine months ended December 31, 2004 1,889,386 shares; First nine months ended December 31, 2004 589,200 shares; year ended March 31, 2004 589,200 shares
On May 18, 2004, there was a 3-for-1 stock split of common stock. Net income per share for the first nine months ended December 31, 2004 and the year ended 2004 restated for the effect of the stock split is presented in parentheses.

During the nine-month period ended December 31, 2004, consolidated net sales increased ¥177,692 million, or 109.6%, to ¥339,865 million from the corresponding nine-month period a year before. Net sales of crude oil were ¥205,508 million, a remarkable rise of ¥155,136 million, or 308.0%. Consolidated net sales of natural gas increased ¥22,556 million, or 20.2%, to ¥134,356 million.

As for net sales of crude oil, the average price of our crude oil for the nine-month period ended December 31, 2004 increased US$10.05 per barrel, or 36.0%, to US$37.96 per barrel from the nine-month period a year before. The sales volume increased 34.03 million barrels, or 221.5%, to 49.39 million barrels, mainly due to the consolidation of Japan Oil Development Co., Ltd. and the increase in sales volume at INPEX Southwest Caspian Sea, Ltd. The average exchange rate for crude oil sales was ¥108.58 per U.S. dollar for the nine-month period ended December 31,2004 representing an appreciation of the yen in the amount of ¥6.79 per U.S. dollar, or 5.9%, from the nine-month period a year before.

The increase in net sales of natural gas was attributable to a rise in sales prices accompanied by a rise in crude oil prices despite the appreciation of the yen.

Cost of sales for the nine-month period ended December 31, 2004 increased ¥61,476 million, or 78.8%, to ¥139,467 million from the nine-month period a year before. Exploration expenses decreased ¥6,510 million, or 81.9%, to ¥1,436 million. Selling, general and administrative expenses increased ¥3,388 million, or 76.5%, to ¥7,817 million. As a result, operating income increased ¥119,338 million, or 166.2%, to ¥191,143 million.

Other income for the nine-month period ended December 31, 2004 decreased ¥7,305 million, or 65.6%, to ¥3,830 million. This decrease was primarily due to the foreign exchange gain recognized in the corresponding nine-month period a year before, which was not recognized in the nine-month ended December 31, 2004 with the appreciation of the yen against the dollar.

Other expenses increased ¥7,596 million, or 63.2%, to ¥19,614 million. Large increase of foreign exchange loss of ¥11,332 million more than offsets a decrease of ¥8,479 million in the provision for allowance for recoverable accounts under production sharing. As a consequence, ordinary income for the nine-month ended December 31, 2004, increased ¥104,436 million, or 147.3%, to ¥175,359 million.

Income taxes - current for the nine-month ended December 31, 2004 were ¥133,381 million, showing an increase of ¥90,658 million, or 212.2%, from the nine-month period a year before, primarily due to the consolidation of Japan Oil Development Co., Ltd. As a result, consolidated net income for the nine-month period ended December 31, 2004, increased ¥29,009 million, or 111.8%, to ¥54,967 million.

Reference: Non-consolidated operating results

	Net sales		Operating income		Ordinary income		Net income	
For the nine months ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
December 31, 2004	146,467	17.7	80,897	14.2	78,816	34.9	35,009	55.6
December 31, 2003	124,491	—	70,842	—	58,437	—	22,493	—
For the year ended March 31, 2004	168,239		92,648		76,205		28,349	

Note:
The percentage expressions for net sales, operating income, ordinary income and net income represent the change from the corresponding nine-month period of the previous year.

(2) Consolidated financial position — Note: Amounts less than one million yen are rounded off.

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share	
	Millions of yen	Millions of yen	%		Yen
As of December 31,2004	738,087	390,588	52.9	203,449.37	
As of December 31,2003	510,369	269,637	52.9	457,632.97	(152,544.32)
As of March 31, 2004	525,298	278,113	52.9	471,826.00	(157,275.33)

Note:
Number of shares issued and outstanding at the end of each period (consolidated):
First nine months of FY2005 1,919,833 shares; First nine months of FY2004 589,200 shares;FY2004 589,200 shares
On May 18, 2004, there was a 3-for-1 stock split of common stock. Shareholders' equity per share as of December 31,2003 and March 31,2004 restated for the effect of the stock split are presented in parentheses.

(Consolidated cash flows) Note: Amounts less than one million yen are rounded off.

	Operating activities	Investing activities	Financing activities	Cash and cash equivalents at the end of the period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
For the nine months ended				
December 31, 2004	94,221	(93,377)	7,544	114,154
December 31, 2003	39,003	(213,285)	126,608	29,737
For the year ended March 31, 2004	44,464	(218,121)	151,120	54,582

Consolidated total assets increased ¥212,789 million to ¥738,087 million as of December 31, 2004 from ¥525,298 million as of March 31, 2004. Current assets increased ¥91,893 million to ¥198,846 million, mainly due to increases in cash and deposits and accounts receivable-trade. Fixed assets increased ¥120,896 million to ¥539,241 million, due to increases in tangible fixed assets, investment securities and recoverable accounts under production sharing.

Total liabilities increased ¥100,183 million to ¥314,489 million, minority interests in consolidated subsidiaries increased ¥130 million to ¥33,009 million and shareholders' equity increased ¥112,475 million to ¥390,588 million.

As for cash flows during the nine-month period ended December 31, 2004, net cash provided by operating activities increased ¥55,217 million to ¥94,221 million from the nine-month period a year before, mainly due to the increased sales volume of crude oil and price rises of crude oil and natural gas. Meanwhile, net cash used for investing activities amounted to ¥93,377 million. After adding ¥7,544 million in net cash provided by financing activities and deducting ¥4,709 million for the effect of foreign exchange rate changes on cash and cash equivalents, the net increase in cash and cash equivalents during the nine-month period ended December 31, 2004 totaled ¥3,678 million.

Cash and cash equivalents at the end of the nine-month period ended December 31, 2004, totaled ¥114,154 million by adding ¥55,894 million of increase in cash and cash equivalents due to a share exchange transaction and ¥54,582 million at the end of the previous fiscal year.

Reference: Non-consolidated financial position Note: Amounts less than one million yen are rounded off.

	Total assets	Shareholders' equity	Shareholders' equity ratio
	Millions of yen	Millions of yen	%
As of December 31,2004	399,199	361,502	90.6
As of December 31,2003	299,381	263,941	88.2
As of March 31, 2004	301,376	269,813	89.5

[Accompanying materials]

1. 3rd Quarter Condensed Consolidated Balance Sheets
2. 3rd Quarter Condensed Consolidated Statements of Income
3. 3rd Quarter Condensed Consolidated Statements of Cash Flows
4. Production, Orders Received and Sales Performance

[Reference]

Projected Operating Results for FY2005 (April 1, 2004 through March 31, 2005)

	Net sales	Ordinary income	Net income	Net income per share
	Millions of yen	Millions of yen	Millions of yen	Yen
Consolidated	441,100	235,000	66,500	34,638.41
Non-consolidated	189,800	104,100	46,800	24,377.11

Reference:

1. The predicted net income per share for FY2005, the year ending March 31, 2005, is calculated based on the expected number of shares issued and outstanding of 1,919,833 at March 31, 2005.

2. The above forecasts are calculated based on the following assumptions:

	4th Quarter(January 1, 2005-March 31, 2005)	Second-Half(October 1, 2004-March 31, 2005)
Crude oil price(Brent)	US$41.49/bbl	US$43.11/bbl
Exchange rates(for crude oil price)	¥100/US$1	¥103.05/US$1

Our sales crude oil prices are different in each crude and there are also price difference between our sales crude oil price and Brent price. Price differential are caused by its quality and its pricing range is not constant due to the market conditions. The price difference between our sales crude oil and Brent have spread in the recent market. Most of our sales crude oil prices are lower than Brent price.

* The aforementioned projections are based on currently available information and contain many uncertainties. Changing business conditions may cause actual results to differ from the above forecasts.

1.3rd Quarter Condensed Consolidated Balance Sheets

(Millions of yen)

Accounts	As of March 31, 2004 (A)		As of December 31, 2004 (B)		Fluctuation (B)-(A)	As of December 31, 2003	
	Amounts	Ratio	Amounts	Ratio		Amounts	Ratio
		%		%			%
(Assets)							
Current assets							
Cash and deposits	63,722		122,714		58,992	46,237	
Accounts receivable-trade	19,265		43,165		23,900	15,996	
Marketable securities	18,979		16,941		(2,038)	20,572	
Other	4,986		16,025		11,038	4,032	
Total current assets	106,952	20.4	198,846	27.0	91,893	86,839	17.0
Fixed assets							
Tangible fixed assets	35,141	6.7	68,843	9.3	33,701	33,715	6.6
Intangible assets	137,908	26.2	139,041	18.8	1,133	138,341	27.1
Investments and other assets							
Investment securities	79,371		116,162		36,791	89,607	
Recoverable accounts under production sharing	208,768		237,922		29,153	211,836	
Ohter	7,541		26,467		18,925	8,898	
Less allowance for recoverable accounts under production sharing	(44,676)		(45,030)		(354)	(52,778)	
Less allowance for investments in exploration	(5,710)		(4,166)		1,544	(6,091)	
Total investments and other assets	245,295	46.7	331,356	44.9	86,061	251,472	49.3
Total fixed assets	418,345	79.6	539,241	73.0	120,896	423,530	83.0
Total assets	525,298	100.0	738,087	100.0	212,789	510,369	100.0
(Liabilities)							
Current liabilities							
Accounts payable	3,272		15,659		12,387	2,821	
Current portion of long-term debt	117		1,164		1,046	122	
Income taxes payable	8,371		47,717		39,345	9,347	
Other	17,132		34,343		17,211	24,187	
Total current liabilities	28,894	5.5	98,884	13.4	69,990	36,478	7.1
Long-term liabilities							
Long-term debt	169,307		182,218		12,911	159,514	
Other	16,103		33,386		17,282	14,981	
Total long-term liabilities	185,410	35.3	215,604	29.2	30,193	174,495	34.2
Total liabilities	214,305	40.8	314,489	42.6	100,183	210,973	41.3
(Minority interests)							
Minority interests in consolidated subsidiaries	32,878	6.3	33,009	4.5	130	29,758	5.8
(Shareholders' equity)							
Common stock	29,460	5.6	29,460	4.0	0	29,460	5.8
Additional paid-in capital	—		62,402	8.4	62,402	—	
Retained earnings	249,628	47.5	298,579	40.5	48,951	240,805	47.2
Unrealized holding gain on securities	154	0.0	409	0.0	255	139	0.0
Translation adjustments	(1,128)	(0.2)	(263)	(0.0)	865	(767)	(0.1)
Total shareholders' equity	278,113	52.9	390,588	52.9	112,475	269,637	52.9
Total liabilities, minority interests and shareholders' equity	525,298	100.0	738,087	100.0	212,789	510,369	100.0

2. 3rd Quarter Condensed Consolidated Statements of Income

(Millions of yen)

Accounts	For the nine months ended December 31, 2003 (A)		For the nine months ended December 31, 2004 (B)		Fluctuation (B) - (A)	For the year ended March 31, 2004	
	Amounts	Ratio	Amounts	Ratio	Amounts	Amounts	Ratio
		%		%			%
Net sales	162,172	100.0	339,865	100.0	177,692	218,831	100.0
Cost of sales	77,991	48.1	139,467	41.0	61,476	105,758	48.3
Gross profit	84,181	51.9	200,397	59.0	116,216	113,072	51.7
Exploration expenses	7,947	4.9	1,436	0.4	(6,510)	11,552	5.3
Selling, general and administrative expenses	4,429	2.7	7,817	2.3	3,388	7,644	3.5
Operating income	71,804	44.3	191,143	56.3	119,338	93,876	42.9
Other income	11,136	6.8	3,830	1.1	(7,305)	15,503	7.1
Interest income	1,047		2,709		1,662	1,574	
Equity in earnings of affiliates	526		22		(503)	452	
Foreign exchange gain	7,471		—		(7,471)	10,761	
Other	2,091		1,098		(992)	2,714	
Other expenses	12,018	7.4	19,614	5.8	7,596	14,606	6.7
Interest expense	1,260		2,053		793	1,816	
Provision for allowance for recoverable accounts under production sharing	8,817		337		(8,479)	10,056	
Amortization of exploration and development rights	553		1,333		779	746	
Foreign exchange loss	—		11,332		11,332	—	
Other	1,387		4,557		3,170	1,986	
Ordinary income	70,922	43.7	175,359	51.6	104,436	94,773	43.3
Income before income taxes and minority interests	70,922	43.7	175,359	51.6	104,436	94,773	43.3
Income taxes-current	42,723	26.3	133,381	39.2	90,658	55,081	25.1
Income taxes-deferred	2,581	1.6	(10,337)	(3.0)	(12,919)	5,237	2.4
Minority interests	(341)	(0.2)	(2,652)	(0.8)	(2,310)	(326)	(0.1)
Net income	25,958	16.0	54,967	16.2	29,009	34,781	15.9

3. 3rd Quarter Condensed Consolidated Statements of Cash Flows

(Millions of yen)

Accounts	For the nine months ended December 31, 2003 (A)	For the nine months ended December 31, 2004 (B)	Fluctuation (B) - (A)	For the year ended March 31, 2004
	Amounts	Amounts	Amounts	Amounts
Cash flows from operating activities				
Income before income taxes and minority interests	70,922	175,359	104,436	94,773
Depreciation and amortization	1,800	8,335	6,535	4,049
Provision for allowance for recoverable accounts under production sharing	9,940	354	(9,586)	11,284
Interest and dividend income	(1,079)	(2,797)	(1,717)	(1,711)
Interest expense	1,260	2,053	793	1,816
Foreign exchange (gain) loss	(6,139)	9,260	15,399	(11,980)
Equity in earnings of affiliates	(526)	(22)	503	(452)
Recovery of recoverable accounts under production sharing (capital expenditure)	13,995	26,177	12,182	21,744
Recoverable accounts under production sharing (operating expenditures)	(12,822)	(5,775)	7,047	(13,827)
Other	2,786	(3,841)	(6,628)	(7,349)
Subtotal	80,138	209,104	128,965	98,348
Interest and dividends received	1,675	3,131	1,456	2,471
Interest paid	(1,141)	(1,986)	(844)	(1,322)
Income taxes paid	(41,669)	(116,028)	(74,359)	(55,033)
Net cash provided by operating activities	39,003	94,221	55,217	44,464
Cash flows from investing activities				
Proceeds from sales of marketable securities	17,406	15,053	(2,352)	20,706
Purchase of tangible fixed assets	(6,590)	(8,356)	(1,766)	(8,920)
Proceeds from sales of tangible fixed assets	10	295	284	22
Purchase of investment securities	(17,179)	(50,294)	(33,115)	(19,661)
Proceeds from sales of investment securities	683	—	(683)	3,685
Investment in recoverable accounts under production sharing (capital expenditures)	(47,272)	(49,556)	(2,284)	(58,997)
Purchase of mining rights	(162,476)	—	162,476	(163,511)
Proceeds from sales of mining rights	3,052	—	(3,052)	3,052
Other	(921)	(518)	402	5,502
Net cash used in investing activities	(213,285)	(93,377)	119,907	(218,121)

Accounts	For the nine months ended December 31, 2003 (A)	For the nine months ended December 31, 2004 (B)	Fluctuation (B) - (A)	For the year ended March 31, 2004
	Amounts	Amounts	Amounts	Amounts
Cash flows from financing activities				
Proceeds from long-term debt	119,911	13,298	(106,613)	136,028
Repayment of long-term debt	(116)	(1,761)	(1,644)	(195)
Proceeds from minority interests for additional shares	29,205	1,398	(27,807)	30,320
Cash dividends paid	(5,892)	(5,892)	—	(5,892)
Other	(16,500)	500	17,000	(9,140)
Net cash provided by financing activities	126,608	7,544	(119,064)	151,120
Effect of exchange rate changes on cash and cash equivalents	(1,003)	(4,709)	(3,706)	(1,295)
Net increase (decrease) in cash and cash equivalents	(48,676)	3,678	52,354	(23,831)
Cash and cash equivalents at beginning of the period	78,414	54,582	(23,831)	78,414
Increase in cash and cash equivalents due to a share exchange transaction	—	55,894	55,894	—
Cash and cash equivalents at end of the period	29,737	114,154	84,416	54,582

4. Production, Orders Received and Sales Performance

(1) Production

The following table shows production by business segment in the Nine Months ended December 31, 2004 and the year ended March 31, 2004.

Business segment	Classification	For the Nine Months ended December 31, 2004	For the year ended March 31, 2004
Crude oil and natural gas	Crude oil	Millions of barrels 52.1 (Thousands of barrels per day) (189.4)	Millions of barrels 21.8 (Thousands of barrels per day) (59.8)
	Natural gas	BCF 219.0 (Millions of CF per day) (796.2)	BCF 297.3 (Millions of CF per day) (814.5)
	Total	Millions of BOE 88.6 (Thousands of BOE per day) (322.1)	Millions of BOE 71.4 (Thousands of BOE per day) (195.5)

Notes:
1. The production volume of crude oil/natural gas involved in the production sharing contracts entered into by the INPEX Group refers to the total volume of crude oil or natural gas: Production that corresponded to the net economic take of our group.
2. As for Japan Oil Development Co., Ltd., which was integrated by the Company in May 2004, its production volume from April 1, 2004 is included in the figures above. The production by its affiliates accounted for by the equity method has been also included.
3. We acquired equity in Angola Japan Oil Co., Ltd., AJOCO Exploration Co., Ltd. and AJOCO'91 Exploration Co., Ltd., in September 2004, and these three companies have become equity-method affiliates of the Company. The above figures include their production volumes since April 2004.
4. BOE means barrels of oil equivalent.

(2) Orders received

The Company has no production on order.

(3) Sales performance

a) We take back the full amount of crude oil produced under production-sharing contracts, and primarily sell it domestically to Japanese power companies and refining companies. We sell natural gas in the form of LNG and LPG to Japanese power companies and urban gas companies through PERTAMINA and also sell a part to customers in South Korea, Taiwan and other countries. In addition, we sell natural gas as crude gas to the Indonesian market through PERTAMINA.

b) Classified sales performance for each period were as follows:

(Millions of yen)

Business segment	Classification	For the Nine Months ended December 31, 2003 (A)	For the Nine Months ended December 31, 2004 (B)	Fluctuation (B)-(A)	For the year ended March 31,2004
Crude oil and natural gas	Crude oil	50,372	205,508	155,136	68,783
	Natural gas	111,799	134,356	22,556	150,047
	Total	162,172	339,865	177,692	218,831

Note: The above amounts do not include consumption taxes.

ANNEX A Item 6.

13) February 10, 2005	Revisions of the Financial Forecasts for the year ending March 31, 2005

February 10, 2005

Revisions of the Financial Forecasts for the year ending March 31, 2005

INPEX CORPORATION (INPEX) announced revised forecasts for its consolidated and nonconsolidated financial results for the year ending March 31, 2005, which were previously announced in November 17, 2004, along with the semiannual financial results.

1. Revisions of the forecasts for consolidated financial results for the year ending March 31, 2005

(Millions of yen)

	Net Sales	Ordinary income	Net income
Previous Forecasts: A	402, 800	200, 900	54, 300
Revised Forecasts: B	441, 100	235, 000	66, 500
Increase (Decrease): B − A	38, 300	34, 100	12, 200
Rate of increase (%)	9. 5	17. 0	22. 5
Reference: Financial Results for the year ended March 31, 2004	218, 831	94, 773	34, 781

2. Revisions of the forecasts for nonconsolidated financial results for the year ending March 31, 2005

(Millions of yen)

	Net Sales	Ordinary income	Net income
Previous Forecasts: A	178, 000	86, 100	35, 700
Revised Forecasts: B	189, 800	104, 100	46, 800
Increase (Decrease): B − A	11, 800	18, 000	11, 100
Rate of increase (%)	6. 6	20. 9	31. 1
Reference: Financial Results for the year ended March 31, 2004	168, 239	76, 205	28, 349

3. Reasons for the revisions

Compared with the forecasts previously announced in November 17, 2004, ordinary income and net income for the year ending March 31, 2005 will likely expand considerably based on the expected increase in net sales due to a rise in the price of crude oil.

The above forecasts are calculated based on the following assumptions:

	Previous Forecasts	Revised Forecasts
Crude Oil Price (Brent)	Second-Half(October 1, 2004-March 31, 2005) : US$ 30/bbl	4th Quarter(January 1, 2005-March 31, 2005) : US$41.49/bbl Second-Half(October 1, 2004-March 31, 2005) : US$43.11/bbl
Exchange rates (for crude oil sales)	Second-Half(October 1, 2004-March 31, 2005) : ¥108/US$1	4th Quarter(January 1, 2005-March 31, 2005) : ¥100/US$1 Second-Half(October 1, 2004-March 31, 2005) : ¥103.05/US$1

Note : Our sales crude oil prices are different in each crude and there are also price difference between our sales crude oil price and Brent price. Price differential are caused by its quality and its pricing range is not constant due to the market conditions. The price difference between our sales crude oil and Brent have spread in the recent market. Most of our sales crude oil prices are lower than Brent price.

*The aforementioned forecasts are based on currently available information and contain many uncertainties. Changing business conditions may cause actual results to differ from the above forecasts.

14) February 14, 2005	Central Azeri Production Start in the Caspian Sea, Azerbaijan

14 February, 2005

Central Azeri Production Start in the Caspian Sea, Azerbaijan

INPEX CORPORATION is pleased to announce that its subsidiary, INPEX Southwest Caspian Sea, Ltd. started oil production from the Central Azeri development, part of the Azeri-Chirag-Gunashli (ACG) field, in the Azerbaijan sector of the Caspian Sea on 13 February.

Total production from Central Azeri is forecast to be some 34 million barrels in 2005 (equivalent to an average of 93,000 barrels of oil a day). Oil from Central Azeri, together with oil produced from Chirag, will initially be transported to market via existing export routes and through new export routes once the Baku-Tbilisi-Ceyhan (BTC) pipeline is operational later this year

The Azeri-Chirag-Gunashli (ACG) Production Sharing Agreement, signed in September 1994, covers the development of the ACG contract area (432.4km^2). It is located in approximately 128 meters of water, 100 km east of Baku. The field is being developed in several phases: Chirag has been producing since 1997 as part of the Early Oil Project. This has now been followed by Azeri Project Phase 1 – Central Azeri production. Successive phases include West Azeri and East Azeri as Azeri Project Phase 2, scheduled to come on stream in 2006 and 2007 respectively, with ACG Phase 3 – Deepwater Gunashli, now sanctioned and expected to begin production in 2008. Once complete, the combined development is expected to produce more than 1 million BOPD by 2009.

The parties to the Azeri-Chirag-Gunashli (ACG) Production Sharing Agreement are: BP (operator – 34.1%), Unocal (10.3%), SOCAR (10%), INPEX (10%), Statoil (8.6%), ExxonMobil (8%), TPAO (6.8%), Devon (5.6%), Itochu (3.9%) and Amerada Hess (2.7%).

ACG Project Location Map


AZERBAIJAN
Baku
Apsheron Peninsula
Sangachal
BTC Pipeline
ACG Project
Chirag Field
Deep Water Gunashli Field
Azeri Field
50km
INDEX MAP
RUSSIA
KAZAKHSTAN
UZBEKISTAN
CASPIAN SEA
GEORGIA
ARMENIA
AZERBAIJAN
TURKMENISTAN
IRAN
500km

15) March 8, 2005	INPEX CORPORATION attains rating from R & I

March 8, 2005

INPEX CORPORATION attains rating from R & I

We are pleased to announce that INPEX CORPORATION was rated by Rating and Investment Information, Inc.(R & I) as follows :

1. Ratings

   Long-term senior debt rating : AA−

2. Rating agency

   Rating and Investment Information, Inc. (R & I)

3. Date of rating

   March 8, 2005

ANNEX A Item 6.

16) March 28, 2005 Dissolution of INPEX South Natuna, Ltd.

28 March 2005

Dissolution of INPEX South Natuna, Ltd.

INPEX CORPORATION announces that its subsidiary, INPEX South Natuna, Ltd. will be dissolved on 31 March 2005, due to the termination of all the related business in Tobong Production Sharing Contract, South Natuna Sea, Indonesia. INPEX South Natuna, Ltd. withdrew from the contract area in October 2003.

Supplemental Information:

1. INPEX South Natuna, Ltd.

Address:	1-18, Ebisu 4-chome, Shibuya-ku, Tokyo
President:	Katsujiro Kida
Establishment:	2 October 2002
Business:	Exploration of Oil and Natural Gas, Tobong Production Sharing Contract, South Natuna Sea, Indonesia
Capital:	52 Million Yen
Shareholder:	INPEX Natuna, Ltd. 100%

2. Effect on the business results of INPEX:

   No influence on this dissolution will be recognized on INPEX's financial results.


MALAYSIA
INDONESIA
Nila Block
South Natuna Sea Block B
Natuna Is.
Tobong Block
(3,296.8km²)
Anambas Is.
Natuna Sea

17) March 29, 2005	No impact on INPEX's business caused by the earthquake, offshore Sumatra, Indonesia

29 March 2005

No impact on INPEX's business caused by the earthquake, offshore Sumatra, Indonesia

INPEX CORPORATION (INPEX) is very sorry in deed for the tragic earthquake, offshore Sumatra on 28 March.

INPEX announces that there is no impact on any of its businesses in Indonesia (see the table below) caused by this earthquake.

Contract Area	Company
Offshore Mahakam and Attaka Unit	INPEX CORPORATION
Block B, South Natuna Sea	INPEX Natuna, Ltd.
Offshore Northwest Java	INPEX Jawa, Ltd.
Offshore Southeast Sumatra	INPEX Sumatra, Ltd.
Tenga, Offshore Mahakam	INPEX Tenga, Ltd.
Masela, Timor Sea	INPEX Masela, Ltd.
Berau, Papua Province	MI Berau B. V.
East Kalimantan, Offshore East Kalimantan	INPEX Offshore North Mahakam, Ltd.
Saliki, Offshore East Kalimantan	INPEX Offshore Northeast Mahakam, Ltd.
Nila, Natuna Sea	INPEX North Natuna, Ltd.

ANNEX A Item 6.

18) March 29, 2005 New Assignment in the subsidiary companies of INPEX CORPORATION

29 March 2005

New Assignment in the subsidiary companies of INPEX CORPORATION

As of 28 March 2005

Japan Oil Development Co., Ltd. announces that Mr. Yoshito Yokote has been promoted to Managing Director of the company. The previous position for Mr. Yokote was Director.

As of 1 April 2005

INPEX CORPORATION (INPEX), INPEX Natuna, Ltd.(INPEX Natuna) and INPEX ABK, Ltd.(INPEX ABK) announce following new assignments in the companies.

Name	New Assignment	Present Position
Mr. Junichi Nakamura	Director, INPEX Natuna	Director & General Manager, Administration & Financial Management Dept., INPEX Natuna General Manager, Administration & Financial Management Dept., INPEX ABK
Mr. Yutaka Nishino	Coordinator (Middle East), INPEX General Manager, Administration & Financial Management Dept., INPEX Natuna / INPEX ABK	Coordinator (Middle East), INPEX

ANNEX A Item 6.

19) April 1, 2005 Notice on Transfer of the Largest Shareholder as a Major Shareholder

April 1, 2005

To Whom It May Concern

INPEX CORPORATION
Kunihiko Matsuo, President
(Code Number: 1604)
Contact: Seiya Ito, General Manager, Public Affairs Department
(Phone: +81-3-5448-1238)

Notice on Transfer of the Largest Shareholder as a Major Shareholder

INPEX CORPORATION ("the Company") hereby gives notice of the transfer of the largest shareholder as a major shareholder as of April 1, 2005.

1. Circumstances causing the transfer

Pursuant to the enforcement of the Law on the Abolishment of the Japan National Oil Corporation Law and the Metal Mining Agency of Japan Law (2002 Law N. 93), Japan National Oil Corporation as the Company's largest major shareholder dissolves as of April 1, 2005, in accordance with the aforementioned Law, and the Company's common shares held by it are taken over to the Minister of Economy, Trade and Industry.

2. Designation of the relevant shareholders

(1) Entity that becomes the largest shareholder as a major shareholder

1) Designation Minister of Economy, Trade and Industry

2) Address 3-1, Kasumigaseki 1-chome, Chiyoda-ku, Tokyo

(2) Entity that discontinues being the largest shareholder as a major shareholder

1) Designation Japan National Oil Corporation

2) Address of business establishment 2-2, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo

3) Representative's name Masato Saito, Chairman

4) Major businesses Disposal of properties, investments and loans for exploration for minerals, guarantee of obligations regarding loans for the fund for development works (Note)

Note: Investments and loans are limited only to those based on investment master contracts, loan master contracts and contracts on guarantee of obligation, which have already been entered into.

3. Number of voting rights (Number of shares held) held by the shareholder in question and the ratio of its voting rights against the number of voting rights held by all shareholders

Minister of Economy, Trade and Industry	Number of voting rights (Number of shares held)	Ratio of voting rights against the number of voting rights held by all shareholders	Order among major shareholders
Before the transfer	— (— shares)	—%	—
After the transfer	692,307 (692,308.75 shares)	36.06%	1st

Japan National Oil Corporation	Number of voting rights (Number of shares held)	Ratio of voting rights against the number of voting rights held by all shareholders	Order among major shareholders
Before the transfer	692,307 (692,308.75 shares)	36.06%	1st
After the transfer	— (— shares)	—%	—

Notes:

1. Total number of shares issued and outstanding as of April 1, 2005 1,919,833.75
2. Number of shares excluded from the total number of shares issued and outstanding above, as shares without voting rights 3.75 shares (Including one Special class share)
3. The Number of shares held above includes one Special class share of the Company.

4. Other matters

One Special class share of the Company held by Japan National Oil Corporation is also taken over to the Minister of Economy, Trade and Industry as of April 1, 2005.

ANNEX A Item 6.

20) April 12, 2005 INPEX Receives Safety Award in Exploration Category in Australia

12 April 2005

INPEX Receives Safety Award in Exploration Category in Australia

INPEX CORPORATION today announced that its wholly owned Australian subsidiary, INPEX Browse, Ltd. located in Western Australia, won the 2004 Safety Award in the category of exploration from the Australia Petroleum Production & Exploration Association (APPEA). The award ceremony was held as part of APPEA's annual general meeting in Perth City, Australia on April 11, 2005.

APPEA's Safety Award is designed to recognize a company's excellent safety operations in its exploration, development and production of petroleum in Australia. Those petroleum companies operating in the country are evaluated and awarded under three different categories: 1) production company, 2) exploration company, and 3) onshore and offshore drilling contractor. INPEX Browse, Ltd. in Western Australia last year won this prestigious award as the first Japanese company, and this year marks the second year to be awarded.

INPEX Browse, Ltd. carried out its second round of back-to-back drillings at three exploratory wells in the Ichthys gas condensate field from June 2003 through February 2004. During its judging process for this year's Safety Award, APPEA evaluated INPEX Browse's safety operations during the drilling period from January to February 2004 as well as the company's goals for HSE activities (Health, Safety and Environment) implemented for future operations right after the completion of the drillings. After thorough examination, APPEA concluded that INPEX Browse had met all the requirements to win the Safety Award.

INPEX CORPORATION has always been committed to enhancing HSE proactively and will continue to work even harder to ensure safety operations and environmental conservation. As operator of exploration, development, and production, the company's such firm promise not only applies to the Ichthys project in Australia, but also to any individual or joint project worldwide with other international petroleum corporations. Thus, INPEX continues contributing to the stable and efficient supply of oil and natural gas to the nation and people of Japan.

Supplemental Information:

Overview of Exploration Operations of INPEX Browse, Ltd. in Western Australia

1. Since August 1998, INPEX has begun conducting exploration as an operator in the WA-285-P permit area through its wholly owned subsidiary, INPEX Browse, Ltd. This permit area is located off the coast of Western

Australia, about 440 kilometers north of Broome and about 800 kilometers west of Darwin. It has an area of 3,069 square kilometers and lies at an underwater depth of 90 to 340 meters.

2. In 1998, a 2-D seismic was conducted. Its result analysis led to the drilling of three wildcat wells in the first round of drilling, which was implemented in 2000 and 2001. All three wells succeeded in producing gas condensate.
3. To confirm the amount of reserves, a second round of drilling in the three wells was executed from the year 2003 to 2004. The company successfully confirmed the status and distribution of the reservoir rock strata of the gas condensate field.
4. Currently, evaluation of the development of the gas condensate field is underway. Various developmental scenarios are being reviewed targeting the initiation of commercial production after the year 2010, including such possibilities as LNG and GTL supply, as well as the pipeline supply of raw gas to Australia.


East Timor
Timor Sea
Darwin
WA-285-P
Browse Island
0 60km
AUSTRALIA

ANNEX A Item 6.

21) April 25, 2005 — INPEX Announces Projected Dividend Increase for the year ended March 31, 2005

April 25, 2005

INPEX Announces Projected Dividend Increase for the year ended March 31, 2005

INPEX CORPORATION announced today that a projected annual dividend for the year ended March 31, 2005 is increased by JPY667 per share. The increase lifts the company's annual dividend to JPY4,000 per share from its current level of JPY3,333 per share*.

INPEX noted that increasing the dividend reflects current operating performance which is based on our basic policy to strike a balance between maximization of corporate value through continued maintenance and increase of oil and gas reserves and production and return to shareholders through dividends from a mid- to long-term standpoint.

Details of Revision

(JPY)

	Interim	Year end	Annual
Previous Forecasts (per share)	-	3,333	3,333
Revised Forecasts (per share)	-	4,000	4,000
(Reference) Dividend per share for the year ended March31, 2004 *	-	10,000 (After 3-for-1 stock split: 3,333)	10,000 (After 3-for-1 stock split: 3,333)

*Note : On May 18, 2004, the company made a 3-for-1 stock split. JPY10,000 divided per share of the last fiscal year is equivalent of JPY3,333 dividend per share of last year after the stock split. JPY10,000 dividend per share of the last year consisted of ordinary dividend of 7,500 yen and special dividend of 2,500 yen celebrating the 10th anniversary of commencement of production and the cumulative production of 150 million barrels in the Griffin Fields .

22) May 13, 2005 Corrections of errors in previously issued Consolidated and Non-Consolidated Financial Statements for the year ended March 31, 2004

June 13, 2005

INPEX CORPORATION
President : Kunihiko Matsuo
Listing: Tokyo Stock Exchange
(Code number : 1604)
Contact person : Seiya Ito, Director & General Manager, Public Affairs Dept.
Tel : +81-3-5448-1238

Correction of error in previously issued Non-Consolidated Financial Statements for the year ended March 31, 2005

INPEX CORPORATION has corrected error in its previously issued non-consolidated financial statements for the year ended March 31, 2005, which were announced on March 17, 2005. Details are as follows.

Correction (Correction is underlined)

Non-Consolidated Financial Results for the year ended March 31, 2005 (Page45)

1. Financial Results for FY2005 (April 1, 2004—March 31, 2005)

(2) Cash dividends

(Previous disclosure)

		Payout ratio
FY2005	(omitted)	% 15.2

(Revised disclosure)

		Payout ratio
FY2005	(omitted)	% 15.0

ANNEX A Item 6.

25) May 20, 2005 Today's Press Reports

[Translation]
May 20, 2005

To whom it may concern:

INPEX CORPORATION
Kunihiko Matsuo
Representative Director and President
(Code Number: 1604)
Inquiries to: Seiya Ito
Director, Public Affairs Department
(Tel: 03-5448-1238)

Today's Press Reports

Some press agencies reported news concerning changes in directors and statutory auditors of INPEX CORPORATION today, but we have not actually decided this matter yet. Rather, we are currently considering nominees for election as directors and statutory auditors to replace the current directors and statutory auditors retiring from their position at the closing of company's ordinary general meeting of shareholders held this year. Our changes directors and statutory auditors will be released on May 30, 2005 as shown in Outline of Non-Consolidated Financial Results For FY 2005 released on May 17, 2005.

ANNEX A Item 6.

26) May 30, 2005 — Progress of Tangguh LNG Project in Indonesea

[Translation(Summary)]
May 30, 2005

To whom it may concern:

INPEX CORPORATION
Kunihiko Matsuo
Representative Director and President
(Code Number: 1604)
Inquiries to: Seiya Ito
Director, Public Affairs Department
(Tel: 03-5448-1238)

Progress of Tangguh LNG Project in Indonesia

Each of the Tangguh partners has made the final investment decisions on their joint participation project, Tangguh LNG (liquid natural gas) Project in Beraoe Bay, Papua, Indonesia with the other participating partners, including BP as an operator. They have also each executed an EPC Agreement concerning construction of the liquefaction plant.

[translation omitted]

27) May 30, 2005 Announcement of Management Changes

May 30, 2005

Announcement of Management Changes

At the meeting of the board of directors of INPEX CORPORATION held on May 30, 2005, the following changes in directors and statutory auditors were informally decided on condition that the proposed changes will be approved at the company's general meeting of shareholders to be held on June 22, 2005 and the meeting of the board of directors thereafter, and the shareholder of the special class share will not raise an objection to the company's decision of not holding a general meeting of special class shareholder.

1. Changes in representative directors

<Title>	<Name(current title)>
Chairman	Kunihiko Matsuo (President)
President	Naoki Kuroda (Executive Senior Vice President)
Executive Senior Vice President	Katsujiro Kida (Executive Senior Managing Director)
Executive Senior Vice President	Mutsuhisa Fujii (Executive Senior Managing Director)

2. Newly appointed directors

<Title>	<Name(current title)>
Director (Outside Director)	Hisanori Yoshimura (Executive Vice President, Chief Executive Officer for Energy Business Group, Mitsubishi Corporation)
Director (Outside Director)	Kazuo Ogawa (Corporate Executive Vice President, Member of the Board, Marubeni Corporation)
Director (Outside Director)	Michihisa Shinagawa (Managing Executive Officer, General Manager, Mineral Resources & Energy Unit, Sumitomo Corporation)

3. Retiring directors

<Title>	<Name(current title)>
Katsuhiko Sakurai*	(Director & Coordinator, Planning & New Ventures Dept.)
Yukio Masuda	(Director (Outside Director))
Shigeki Kuwahara	(Director (Outside Director))

* Katsuhiko Sakurai will be appointed an Advisor on INPEX CORPORATION and a Statutory Auditor on INPEX Alpha, Ltd., our consolidated subsidiary.

Management (As of June 22, 2005 to be approved by the general shareholder's and the board of directors' meetings)

1) Members of Board of Directors

Title	Name	Main Responsibilities
【Representative Directors】		
Chairman	Kunihiko Matsuo	
President	Naoki Kuroda	
Executive Senior Vice President	Katsujiro Kida	Secretary Dept./ Corporate Strategies & Coordination/ General Administration/ Public Affairs/ Crude Oil Marketing
Executive Senior Vice President	Mutsuhisa Fujii	General Affairs/ Accounting & Finance
【Directors】		
Managing Director	Kazuhisa Konoma	Oceania Area
Managing Director	Seiji Yui	Middle Eastern Projects
Managing Director	Noboru Tezuka	Managing Director & General Manager, Tehran Office
Managing Director	Kunio Kanamori	Exploration & Geophysics
Director	Michio Hikari	General Manager, Gas Business Dept.
Director	Sadafumi Tanigawa	Director & General Manager, Jakarta Office
Director	Shunichiro Sugaya	Coordinator, Development Dept. & Petroleum Technology Div.
Director	Seiya Ito	General Manager, Corporate Planning & Management Dept. & Public Affairs Dept.
Director	Wataru Tanaka	Director & Deputy General Manager,, Tehran Office
Director(Outside Director)	Kazuo Wakasugi	
Director(Outside Director)	Hisanori Yoshimura	
Director(Outside Director)	Junji Sato	
Director(Outside Director)	Kazuo Ogawa	
Director(Outside Director)	Michihisa Shinagawa	

2) Members of the Statutory Auditors

Title	Name
Statutory Auditor(Outside)	Nobuo Kawa
Statutory Auditor	Shigeru Watanabe
Statutory Auditor(Outside)	Tadaaki Tokunaga
Statutory Auditor(Outside)	Ryoichi Ono

ANNEX A Item 6.

28) June 2, 2005

Amendment to Additional Financial Results Presentation Material (Management Changes)

[Translation(Summary)]
June 2, 2005

To whom it may concern:

INPEX CORPORATION
Kunihiko Matsuo
Representative Director and President
(Code Number: 1604)
Inquiries to: Seiya Ito
Director, Public Affairs Department
(Tel: 03-5448-1238)

Amendment to Additional Financial Results Presentation Material
(Management Changes)

The "Announcement of Management Change" released on May 30, 2005, is amended as follows.

(Reviced)
At the meeting of the board of directors of INPEX CORPORATION held on May 30, 2005, the following changes in directors and statutory auditors were informally decided on the condition that the proposed changes will be approved at the company's general meeting of shareholders to be held on June 22, 2005, and the meeting of the board of directors thereafter, and on the condition that the shareholder of the special class share will not raise an objection to the company's decision of not holding a general meeting of special class shareholder.

ANNEX A Item 6.

29) June 13, 2005	Correction of error in previously issued Non-Consolidated Financial Statements for the year ended March 31, 2005

June 13, 2005

INPEX CORPORATION
President : Kunihiko Matsuo
Listing: Tokyo Stock Exchange
(Code number : 1604)
Contact person : Seiya Ito, Director & General Manager, Public Affairs Dept.
Tel : +81-3-5448-1238

Correction of error in previously issued Non-Consolidated Financial Statements for the year ended March 31, 2005

INPEX CORPORATION has corrected error in its previously issued non-consolidated financial statements for the year ended March 31, 2005, which were announced on March 17, 2005. Details are as follows.

Correction (Correction is underlined)

Non-Consolidated Financial Results for the year ended March 31, 2005 (Page45)

1. Financial Results for FY2005 (April 1, 2004—March 31, 2005)

(2) Cash dividends

(Previous disclosure)

		Payout ratio
		%
FY2005	(omitted)	<u>15.2</u>

(Revised disclosure)

		Payout ratio
		%
FY2005	(omitted)	<u>15.0</u>

30) June 23, 2005 Announcement of Management Changes in Subsidiaries

[Translation(Summary)]
June 23, 2005

To whom it may concern:

INPEX CORPORATION
Naoki Kuroda
Representative Director and President
(Code Number: 1604)
Inquiries to: Seiya Ito
Director, Public Affairs Department
(Tel: 03-5448-1238)

Announcement of Management Changes in Subsidiaries

We decided on the changes in directors and statutory auditors of subsidiaries of INPEX (INPEX Jawa, Ltd., INPEX Sumatra, Ltd., INPEX Natuna, Ltd., INPEX Sahul, Ltd., INPEX ABK, Ltd., INPEX South Caspian Sea, Ltd., INPEX Masela, Ltd., INPEX Browse, Ltd., Azadegan Petroleum Development, Ltd. and INPEX North Caspian Sea, Ltd.) on June 23, 2005.

ANNEX A Item 6.

31) August 8, 2005 — Execution of LNG Sales and Purchase Agreement of Bayu-Undan

8 August 2005

Execution of LNG Sales and Purchase Agreement of Bayu-Undan

INPEX CORPORATION announces that the LNG Sales and Purchase Agreement (SPA) of Bayu-Undan project between Darwin LNG Pty Ltd which is the joint venture vehicle of the project partners, and Tokyo Electric Power Company (TEPCO) / Tokyo Gas has been executed in Darwin, Australia on 8 August, 2005. The Bayu-Undan field is located in the Joint Petroleum Development Area (JPDA) between East Timor and Australia.

Followed the Heads of Agreement signed between Darwin LNG and TEPCO/Tokyo Gas in March 2002, the parties have executed the SPA as the formal and entire agreement to set detailed terms and conditions of the sales and purchase of the LNG. The natural gas produced from the field will be delivered to the LNG plant in Darwin through the offshore pipeline and Darwin LNG will exports 3 million tons of LNG per year to TEPCO and Tokyo Gas from 2006 to 2022 under the SPA.

INPEX has convinced the Bayu-Undan project contributes to establish the expanding energy market in Asia Pacific, especially with LNG as a clean energy.

The execution of the SPA will enhance INPEX's LNG projects development and activities in the Oceania as one of its core areas.

Supplemental Information

1 Bayu-Undan gas condensate field is located at the 500km northwest of Darwin with water depths at 80m. The field straddles both contract areas of JPDA03-12 and JPDA03-13 and the parties of both areas have established the Bayu-Undan Unit for the purpose of development and production from the field.

2 INPEX Sahul, Ltd. holds a 19.07% participating interest in JPDA03-12 and a 10.53% in the Bayu-Undan Unit. The other parties to the Bayu-Undan Unit are the operator ConocoPhillips (48.47%), Eni (12.04%), Santos (10.64%), Tokyo Timor Sea Resources (TEPCO/Tokyo Gas 10.08%) and Petroz (8.25%). INPEX DLNGPL Pty Ltd, which is the subsidiary company wholly owned by INPEX CORPORATION, participates with the same share (10.53%) of the Bayu-Undan Unit, in the joint venture for the construction and operation of the offshore pipeline from the field to Darwin and invests in Darwin LNG Pty Ltd, which constructs and operates the LNG plant.

3 Bayu-Undan field has been producing condensate and LPG since 2004 by the gas recycling method.

The field produces 69,000 bpd of condensate and 39,000 bpd of LPG as of July 2005. The Elang Kakatua and the Kakatua North fields located in JPDA 03-12 produce 3,600 bpd of crude as of July 2005.

4 INPEX, through its subsidiaries, is involved in the business in the Oceania as one of its core areas.

Since 1994, INPEX Alpha, Ltd. has been engaged in the producing project of Griffin field, offshore Western Australia as well as the other 7 exploration and development projects in Western Australia, Victoria and Tasmania.

INPEX Browse, Ltd. as the operator with a 100% participating interest discovered the Icthys gas-condensate field in the WA-285-P, offshore Western Australia and is conducting an appraisal work for the future development of the field.

INPEX Timor Sea, Ltd. discovered crude oil in the structures in the JPDA03-01 area and is conducting an appraisal work for the future development.

Bayu-Undan Field


Dili
TIMOR LESTE
Suai
250km
JPDA
BAYU-UNDAN
JPDA 03-12
JPDA 03-13
500km
DARWIN
N
WESTERN
AUSTRALIA
NORTHERN
TERRITORY
AUSTR
ALIA

ANNEX A Item 6.

32) August 11, 2005 Organizational Changes

11 August 2005

Organizational Changes

INPEX CORPORATION (INPEX) announced that it has decided to reorganize its group structure as of September 1, 2005 as follows.

1. Organizational changes (as of September 1, 2005)

   INPEX will implement organizational changes designed to improve its operational efficiencies from the perspective of the entire group. These changes will respond appropriately to the rapid expansion of the scope of its international activities and operations of recent years, and also to the changes in its management environment, including the public share offering of last November. These changes will also strengthen the group's competitiveness in the upstream business of petroleum and natural gas.

2. Main features of organizational changes

   (1) Project management will be enhanced by first dividing INPEX's areas of activity into three regions: the Asia Region; the Oceania and Americas Region; and the Eurasia, Middle East and Africa Region; and second by establishing "Business Headquarters" to oversee each of these regions.

   (2) A "Technology and Environmental Preservation Headquarters" will be established to strengthen the system of technical support, to raise the level of technology, to develop technical information, and to strengthen initiatives aimed at environmental preservation.

   (3) Sales and marketing activities will be strengthened by establishing a "Sales and Marketing Headquarters" to supervise the sales and marketing of petroleum and gas.

   (4) The functions of corporate governance will be strengthened by establishing a "General Administration and Planning Headquarters" to control personnel, legal affairs and corporate planning and management, together with an "Accounting, Finance and General Affairs Headquarters" to control the accounting and information systems.

   (5) Units, sub-units and groups will be established within each headquarters, to promote INPEX's business.

ANNEX A Item 6.

33) August 11, 2005 Revisions of the Financial Forecasts for the year ending March 31, 2006

August 11, 2005

Revisions of the Financial Forecasts for the year ending March 31, 2006

INPEX CORPORATION (INPEX) announced revised forecasts for its consolidated and non-consolidated financial results for the year ending March 31, 2006, which were previously announced in May 17, 2005, along with the financial results for the year ended March 31, 2006.

1. Revisions of the forecasts for consolidated financial results for the six months ending September 30, 2005

(Millions of yen)

	Net Sales	Ordinary income	Net income
Previous Forecasts: A	237, 000	129, 000	37, 000
Revised Forecasts: B	286, 000	163, 000	48, 000
Increase (Decrease): B − A	49, 000	34, 000	11, 000
Rate of increase (%)	20. 7	26. 4	29. 7
Reference: Consolidated Financial Results for the six months ended September 30, 2004	213, 939	110, 316	33, 017

2. Revisions of the forecasts for non-consolidated financial results for the six months ending September 30, 2005

(Millions of yen)

	Net Sales	Ordinary income	Net income
Previous Forecasts: A	99, 000	57, 000	25, 000
Revised Forecasts: B	113, 000	71, 000	33, 000
Increase (Decrease): B − A	14, 000	14, 000	8, 000
Rate of increase (%)	14. 1	24. 6	32. 0
Reference: Non-consolidated Financial Results for the six months ended September 30, 2004	95, 222	50, 666	21, 741

3. Revisions of the forecasts for consolidated financial results for the year ending March 31, 2006

(Millions of yen)

	Net Sales	Ordinary income	Net income
Previous Forecasts: A	437, 000	219, 000	59, 000
Revised Forecasts: B	556, 000	318, 000	93, 000
Increase (Decrease): B − A	119, 000	99, 000	34, 000
Rate of increase (%)	27. 2	45. 2	57. 6
Reference: Consolidated Financial Results for the year ended March 31, 2005	478, 586	258, 631	76, 493

4. Revisions of the forecasts for non-consolidated financial results for the year ending March 31, 2006

(Millions of yen)

	Net Sales	Ordinary income	Net income
Previous Forecasts: A	182, 000	96, 000	42, 000
Revised Forecasts: B	217, 000	129, 000	60, 000
Increase (Decrease): B − A	35, 000	33, 000	18, 000
Rate of increase (%)	19. 2	34. 4	42. 9
Reference: Non-consolidated Financial Results for the year ended March 31, 2005	202, 729	112, 584	50, 765

5. Reasons for the revisions

Compared with the forecasts previously announced in May 17, 2005, ordinary income and net income for the six months ending September 30, 2005 and the year ending March 31, 2006 will likely expand considerably based on the expected increase in net sales due to a rise in the price of crude oil and depreciation of yen.

The above forecasts are calculated based on the following assumptions:

	Previous Forecasts	Revised Forecasts
Crude Oil Price (Brent)	First Half(April 1, 2005-September 30, 2005) : US$ 44/bbl Second-Half(October 1, 2005-March 31, 2006) : US$ 34/bbl Full Year(April 1, 2005- March 31, 2006) : US$ 39/bbl	First Half (April 1, 2005-September 30, 2005) : US$53.90/bbl Second-Half(October 1, 2005- March 31, 2006) : US$45.00/bbl Full Year(April 1, 2005- March 31, 2006) : US$ 49.45/bbl
Exchange rates	¥100/US$1	2nd Quarter(July 1, 2005- September 30, 2005): ¥110/US$1 Second-Half(October 1, 2005- March 31, 2006): ¥105/US$1

Note : Our sales crude oil prices are different in each crude and there are also price difference between our sales crude oil price and Brent price. Price differential are caused by its quality and its pricing range is not constant due to the market conditions. Most of our sales crude oil prices are lower than Brent price.

*The aforementioned forecasts are based on currently available information and contain many uncertainties. Changing business conditions may cause actual results to differ from the above forecasts.

ANNEX A Item 6.

35) September 7, 2005	Start of natural gas production from APN gas field in the Offshore Northwest Java Production Sharing Contract, Indonesia

7 September 2005

Start of natural gas production from APN gas field in the Offshore Northwest Java Production Sharing Contract, Indonesia

INPEX CORPORATION announces that its subsidiary, INPEX Jawa, Ltd. started the natural gas production from the newly developed APN gas field on 17 August, 2005. The contractors in the Offshore Northwest Java Production Sharing Contract had been conducting the field development work.

The APN gas field is located at the northwest part of the contract area, 70km northeast of Jakarta in 40m water depths. The field is expected to produce the natural gas at the level of 100 MMCFD in 2006.

The contractors are supplying the natural gas to the Indonesian national electricity company (PLN) for fuel of the power plants and the Indonesian national gas distribution company (PGN) for the use of small and medium enterprises and source of town gas. The gas produced in the APN field, together with the other filed in the contract area, will be delivered to PLN and PGN under the current gas sales and purchase agreements. The APN field is expected to produce its natural gas towards the year of 2017 and the maximum ratio of APN contribution will be around 30% in the total amount of gas to be delivered to PLN and PGN.

It is expected that the APN production will contribute to the utilization of natural gas in Indonesia as well as INPEX group business development.

Supplemental Information

1 The Offshore Northwest Java PSC (ONWJ) is located offshore Java Island covering 11,052 km^2.

2 INPEX Jawa, Ltd. has a 7.25% participating interest in ONWJ and other major parties are the operator, BP (46%), CNOOC (36.72%) and Itochu (2.58%). IIAPCO signed PSC with PERMINA (the former of PERTAMINA) in 1967 and the PSC was extended to 2017.

3 The ONWJ partners produce 24,000 bopd crude oil from Ardjuna fields. The ONWJ partners supply natural gas from the existing 33 oil/gas fields in the contract area, via the offshore gas plant to PLN at the maximum rate of 265 BBTU/d and PGN at 65 BBTU/d. APN gas filed is added to the sources for natural gas delivery.

4 INPEX's other natural gas projects in Indonesia

INPEX supplies natural gas from the Offshore Mahakam and Attaka PSCs, East Kalimantan to Bontang area mainly as the source of LNG.

INPEX is also involved in the gas supply projects from Natuna Sea 3 PSCs to Singapore and Malaysia by the international pipelines.

INPEX and the other contractor of the Offshore Southeast Sumatra PSC concluded the gas sales agreement with PLN in 2004 and are conducting the field development work to deliver the natural gas from 2006.

Tangguh project as the third LNG project of Indonesia will start its LNG production from 2008. INPEX participates in the project through MI Berau, the vehicle with Mitsubishi Corporation.



Sumatra Island
Intan
Widuri
Banuwati
Zelda
NW. Corner
Bima
Cinta
Offshore Southeast
Sumatra Block
Java Sea
Offshore Northwest Java Block
APN
Ardjuna
Jakarta
Java Island
(Indonesia)
Oil field
Gas field
0
50km

ANNEX A Item 6.

34) August 11, 2005 — Consolidated Financial Results for the Three Months ended June 30, 2005

INPEX

Consolidated Financial Results for the Three Months ended June 30, 2005

August 11, 2005

Note: The following report is an English translation of the Japanese-language original.

Listed company's name (URL http://www.inpex.co.jp/)	INPEX CORPORATION
Code number	1604: 1st Section of the Tokyo Stock Exchange
Representative	Naoki Kuroda, President
Contact person	Seiya Ito, Director & General Manager, Corporate Planning & Management Dept. TEL +81-3-5448-1238

1. Preparation of the Financial Results
 ①Application of simplified accounting methods : No
 ②Any changes in accounting policies from the latest fiscal year : Yes
 Effective April 1, 2005, a new accounting standard "Impairment of Fixed Assets" is applied, which has no impact on the results of operations for the three months ended June 30, 2005
 ③Any changes in scope of consolidation and equity method of accounting : Yes
 Number of consolidated subsidiaries:
 (Newly included) - (Excluded) 1
 Number of affiliates accounted for by the equity method
 (Newly included) - (Excluded) -

2. Financial and Operating Results for the Three Months ended June 30, 2005 (April 1, 2005 through June 30, 2005)
 (1) Consolidated operating results — Note: Amounts less than one million yen are rounded off.

	Net sales		Operating income		Ordinary income		Net income	
For the three months ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
June 30, 2005	128,021	31.3	73,320	41.6	69,972	40.1	20,347	35.9
June 30, 2004	97,536	101.1	51,773	155.7	49,945	202.3	14,972	117.8
For the year ended March 31, 2005	478,586		268,662		258,631		76,493	

	Net income per share—basic	Net income per share—diluted
For the three months ended	Yen	Yen
June 30, 2005	10,598.82	—
June 30, 2004	8,120.64	—
For the year ended March 31, 2005	40,255.92	—

Notes:
1. The percentage expressions for net sales, operating income, ordinary income and net income represent the change from the corresponding period of the previous year.
2. The Company's subsidiaries or affiliates of which closing date for fiscal year is December 31 are principally consolidated their operating result for the three months ended March 31. However, the significant effects of the difference in fiscal periods were properly adjusted in consolidation. For Japan Oil Development Co., Ltd. and its affiliate, we consolidated their operating results, prepared for consolidation purposes, for the three months ended June 30.
3. Average number of shares outstanding in each period (consolidated):
 Three months ended June 30, 2005; 1,919,832 shares
 Three months ended June 30, 2004; 1,843,716 shares
 Year ended March 31, 2005; 1,896,412 shares

Reference: Non-consolidated operating results

	Net sales		Operating income		Ordinary income		Net income	
For the three months ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
June 30, 2005	55,552	26.3	33,751	50.5	35,402	46.1	16,385	46.2
June 30, 2004	44,001	13.6	22,431	7.7	24,233	38.8	11,207	56.0
For the year ended March 31, 2005	202,729		113,556		112,584		50,765	

Note: The percentage expressions for net sales, operating income, ordinary income and net income represent the change from the corresponding period of the previous year.

(Qualitative Information on Consolidated Financial Results)

During the three months ended June 30, 2005, consolidated net sales increased ¥30,484 million, or 31.3%, to ¥128,021 million from the corresponding period of the previous year. Consolidated net sales of crude oil increased ¥17,038 million, or 29.7%, to ¥74,440 million. Consolidated net sales of natural gas increased ¥13,446 million, or 33.5%, to ¥53,580 million. The average crude oil price for the three months ended June 30, 2005 was US$49.93 per bbl, an increase of US$15.00 per bbl, or 42.9%, over the corresponding period in the previous year. The average yen against the U.S. dollar for the three months ended June 30, 2005 was ¥107.62 per U.S. dollar with the appreciation of ¥2.08 per U.S. dollar, or 1.9%, over the corresponding period of the previous year. The increase in consolidated net sales of crude oil and natural gas is mainly due to net effect of the following factors; Despite the slightly decrease in sales volume of crude oil and natural gas, which were negative impact on net sales in amount of ¥4.4 billion, there were positive impact on net sales in amount of ¥37.4 billion due to rising prices of crude oil and natural gas, in spite of negative impact on net sales in amount of ¥2.4 billion due to the appreciation of yen.

Cost of sales for the three months ended June 30, 2005 increased ¥7,935 million, or 18.6%, to ¥50,610 million from the corresponding period of the previous year. Exploration expenses increased ¥819 million, or 113.9%, to ¥1,538 million. Selling, general and administrative expenses increased ¥183 million, or 7.7%, to ¥2,551 million. As a result, operating income increased ¥21,546 million, or 41.6%, to ¥73,320 million.
Other income for the three months ended June 30, 2005 increased ¥573 million, or 32.8%, to ¥2,321 million form the corresponding period of the previous year. Meanwhile, other expenses increased ¥2,093 million, or 58.6%, to ¥5,669 million because of the increase in foreign exchange loss of ¥2,366 million for the three months ended June 30, 2005 over the corresponding period of the previous year on account of translation loss for the long-term debt in foreign currency due to the depreciation of yen. As a result, ordinary income for the three months ended June 30, 2005 increased ¥20,026 million, or 40.1%, to ¥69,972 million.
Income taxes - current for the three months ended June 30, 2005 were ¥53,772 million, showing an increase of ¥16,664 million, or 44.9%, from the corresponding period of previous year. The increase in income taxes – current is primarily due to the increase in ordinary income and the change in tax scheme for crude oil production at a certain field of ADMA Block. As a result of above effects, consolidated net income for the three months ended June 30, 2005 increased ¥5,375 million, or 35.9%, to ¥20,347 million over the corresponding period of the previous year.

(2) Consolidated financial position — Note: Amounts less than one million yen are rounded off.

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
As of June 30, 2005	794,674	424,435	53.4	221,079.43
As of June 30, 2004	667,822	348,918	52.2	181,744.14
As of March 31, 2005	779,227	411,295	52.8	214,163.98

Note:
Number of shares outstanding at the end of each period (consolidated):
As of June 30, 2005; 1,919,832 shares
As of June 30, 2004; 1,919,832 shares
As of March 31, 2005; 1,919,832 shares

(Consolidated cash flows) Note: Amounts less than one million yen are rounded off.

	Operating activities	Investing activities	Financing activities	Cash and cash equivalents at the end of the period
For the three months ended	Millions of yen	Millions of yen	Millions of yen	Millions of yen
June 30, 2005	45,564	(32,811)	605	143,560
June 30, 2004	21,252	(19,858)	(4,267)	104,989
For the year ended March 31, 2005	131,206	(119,956)	9,791	128,375

Consolidated total assets increased ¥15,446 million to ¥794,674 million as of June 30, 2005 from ¥779,227 million as of March 31, 2005. Current assets decreased ¥1,846 million to ¥236,573 million mainly due to the decreases in accounts receivable-trade in spite of increases in cash and deposits. Fixed assets increased ¥17,293 million to ¥558,101 million mainly due to increases in recoverable accounts under production sharing.
Total liabilities increased ¥2,865 million to ¥335,514 million, minority interests in consolidated subsidiaries decreased ¥558 million to ¥34,724 million and shareholders' equity increased ¥13,139 million to ¥424,435 million.
As for cash flows during the three months ended June 30, 2005, net cash provided by operating activities increased ¥24,311 million to ¥45,564 million from the corresponding period of the previous year mainly due to the price rises of crude oil and natural gas. Meanwhile, net cash used for investing activities increased ¥12,953 million to ¥32,811 million due to increases in development expenditure. Net cash provided by financing activities was ¥605 million. After adding ¥1,826 million for the effect of exchange rate changes on cash and cash equivalents, the net increase in cash and cash equivalents during the three months ended June 30, 2005 totaled ¥15,185 million. Cash and cash equivalents at the end of the three months ended June 30, 2005 totaled ¥143,560 million by adding an increase in cash and cash equivalents during the period and ¥128,375 million at the end of the previous fiscal year.

Reference: Non-consolidated financial position Note: Amounts less than one million yen are rounded off.

	Total assets	Shareholders' equity	Shareholders' equity ratio
	Millions of yen	Millions of yen	%
As of June 30, 2005	429,815	385,765	89.8
As of June 30, 2004	374,590	337,367	90.1
As of March 31, 2005	417,978	377,222	90.2

[Accompanied materials]
1. Condensed Consolidated Balance Sheets
2. Condensed Consolidated Statements of Income
3. Condensed Consolidated Statements of Cash Flows
4. Production, Orders Received and Sales Performance

[Reference]

Projected Operating Results for FY2006 (April 1, 2005 through March 31, 2006)

(1) Semiannual (April 1, 2005 through September 30, 2005)

	Net sales	Ordinary income	Net income	Net income per share
	Millions of yen	Millions of yen	Millions of yen	Yen
Consolidated	286,000	163,000	48,000	25,002.18
Non-consolidated	113,000	71,000	33,000	17,189.00

(2) FY2006 (April 1, 2005 through March 31, 2006)

	Net sales	Ordinary income	Net income	Net income per share
	Millions of yen	Millions of yen	Millions of yen	Yen
Consolidated	556,000	318,000	93,000	48,441.73
Non-consolidated	217,000	129,000	60,000	31,252.73

Reference:

1. The projected net income per share for FY2006, the year ending March 31, 2006, is calculated based on the expected average number of shares outstanding of 1,919,832 for the year.

2. The above forecasts are calculated based on the following assumptions:

Crude oil price (Brent)	2nd Quarter* US$55.00/bbl (First-Half* US$53.90/bbl) Second-Half * US$45.00/bbl (Full Year* US$49.45/bbl)
Foreign currency exchange rates	2nd Quarter : ¥110/US$ Second-Half : ¥105/US$

*2nd Quarter : July 1, 2005- September 30, 2005 First-Half : April 1, 2005-September 30, 2005

Second-Half : October 1, 2005- March 31, 2006 Full Year : April 1, 2005- March 31, 2006

Our crude oil prices are different for each crude oil, and there are also price difference between our crude oil price and price of Brent. Price differential are caused by its quality and its pricing range is not constant due to the market conditions. Our crude oil prices are generally lower than Brent price.

* The aforementioned projections are based on currently available information and contain many uncertainties. Changing business conditions may cause actual results to differ from the above forecasts.

1.Condensed Consolidated Balance Sheets

(Millions of yen)

Accounts	As of March 31, 2005 (A)		As of June 30, 2005 (B)		Fluctuation (B)-(A)	As of June 30, 2004	
	Amounts	Ratio	Amounts	Ratio		Amounts	Ratio
		%		%			%
(Assets)							
Current assets							
Cash and deposits	136,575		151,760		15,185	114,129	
Accounts receivable-trade	53,339		40,635		△12,703	38,401	
Marketable securities	18,391		21,390		2,999	14,770	
Other	30,114		22,786		△7,327	13,284	
Total current assets	238,419	30.6	236,573	29.8	△1,846	180,585	27.0
Fixed assets							
Tangible fixed assets	68,260	8.8	68,993	8.7	732	70,437	10.6
Intangible assets	138,631	17.8	138,173	17.4	(457)	142,751	21.4
Investments and other assets							
Investment securities	118,354		120,964		2,610	86,357	
Recoverable accounts under production sharing	239,618		252,733		13,114	216,761	
Ohter	22,561		24,015		1,454	20,751	
Less allowance for recoverable accounts under production sharing	(41,518)		(41,664)		(145)	(44,856)	
Less allowance for investments in exploration	(5,101)		(5,115)		(14)	(4,966)	
Total investments and other assets	333,915	42.8	350,934	44.1	17,019	274,048	41.0
Total fixed assets	540,807	69.4	558,101	70.2	17,293	487,237	73.0
Total assets	779,227	100.0	794,674	100.0	15,446	667,822	100.0
(Liabilities)							
Current liabilities							
Accounts payable	20,129		20,482		352	13,524	
Current portion of long-term debt	2,262		2,330		67	116	
Income taxes payable	49,938		46,189		△3,748	28,974	
Other	50,579		41,043		△9,536	35,226	
Total current liabilities	122,910	15.8	110,045	13.8	△12,864	77,840	11.7
Long-term liabilities							
Long-term debt	175,603		188,445		12,841	171,321	
Other	34,134		37,023		2,888	36,095	
Total long-term liabilities	209,738	26.9	225,468	28.4	15,730	207,417	31.1
Total liabilities	332,648	42.7	335,514	42.2	2,865	285,257	42.8
(Minority interests)							
Minority interests in consolidated subsidiaries	35,283	4.5	34,724	4.4	(558)	33,646	5.0
(Shareholders' equity)							
Capital stock	29,460	3.8	29,460	3.7	—	29,460	4.4
Additional paid-in capital	62,402	8.0	62,402	7.8	—	62,402	9.3
Retained earnings	320,089	41.1	333,622	41.9	12,532	258,583	38.7
Unrealized holding gain on securities	374	0.0	309	0.0	(64)	78	0.0
Translation adjustments	(1,031)	(0.1)	(358)	(0.0)	672	(1,606)	(0.2)
Treasury stock	(0)	(0.0)	(0)	(0.0)	—	—	—
Total shareholders' equity	411,295	52.8	424,435	53.4	13,139	348,918	52.2
Total liabilities, minority interests and shareholders' equity	779,227	100.0	794,674	100.0	15,446	667,822	100.0

2. Condensed Consolidated Statements of Income

(Millions of yen)

Accounts	For the three months ended June 30, 2004 (A)		For the three months ended June 30, 2005 (B)		Fluctuation (B) - (A)	For the year ended March 31, 2005	
	Amounts	Ratio	Amounts	Ratio	Amounts	Amounts	Ratio
		%		%			%
Net sales	97,536	100.0	128,021	100.0	30,484	478,586	100.0
Cost of sales	42,674	43.8	50,610	39.5	7,935	197,094	41.2
Gross profit	54,861	56.2	77.410	60.5	22,549	281,492	58.8
Exploration expenses	719	0.7	1,538	1.2	819	2,473	0.5
Selling, general and administrative expenses	2,368	2.4	2,551	2.0	183	10,356	2.2
Operating income	51,773	53.1	73,320	57.3	21,546	268,662	56.1
Other income	1,747	1.8	2,321	1.8	573	4,738	1.0
Interest income	713		1,604		891	4,060	
Equity in earnings of affiliates	—		310		310	—	
Other	1,034		405		(628)	678	
Other expenses	3,575	3.7	5,669	4.4	2,093	14,769	3.1
Interest expense	543		1,124		580	2,983	
Equity in losses of affiliates	35		—		(35)	1,583	
Provision for allowance for recoverable accounts under production sharing	104		57		(46)	518	
Amortization of exploration and development rights	890		22		(867)	1,606	
Foreign exchange loss	1,798		4,164		2,366	2,859	
Other	203		299		96	5,217	
Ordinary income	49,945	51.2	69,972	54.7	20,026	258,631	54.0
Income before income taxes and minority interests	49,945	51.2	69,972	54.7	20,026	258,631	54.0
Income taxes-current	37,108	38.0	53,772	42.0	16,664	187,405	39.1
Income taxes-deferred	(2,496)	(2.6)	(3,355)	(2.6)	(859)	(4,798)	(1.0)
Minority interests	361	0.4	(792)	(0.6)	(1,153)	(468)	(0.1)
Net income	14,972	15.4	20,347	15.9	5,375	76,493	16.0

3. Condensed Consolidated Statements of Cash Flows

(Millions of yen)

Accounts	For the three months ended June 30, 2004 (A)	For the three months ended June 30, 2005 (B)	Fluctuation (B) - (A)	For the year ended March 31, 2005
	Amounts	Amounts	Amounts	Amounts
Cash flows from operating activities				
Income before income taxes and minority interests	49,945	69,972	20,026	258,631
Depreciation and amortization	2,748	2,814	66	12,960
Provision for allowance for recoverable accounts under production sharing	180	145	(35)	573
Interest and dividend income	(797)	(1,768)	(970)	(4,203)
Interest expense	543	1,124	580	2,983
Foreign exchange (gain) loss	3,977	2,614	(1,362)	(474)
Equity in (earnings) losses of affiliates	35	(310)	(346)	1,583
Accounts receivable	(5,868)	12,703	18,572	(20,806)
Recovery of recoverable accounts under production sharing (capital expenditures)	6,947	10,820	3,873	38,375
Recoverable accounts under production sharing (operating expenditures)	(2,214)	(1,506)	707	(7,721)
Other	3,989	5,792	1,802	14,900
Subtotal	59,488	102,402	42,913	296,802
Interest and dividends received	982	1,736	754	4,831
Interest paid	(718)	(1,749)	(1,031)	(2,596)
Income taxes paid	(38,499)	(56,824)	(18,324)	(167,831)
Net cash provided by operating activities	21,252	45,564	24,311	131,206
Cash flows from investing activities				
Proceeds from sales of marketable securities	11,221	7,583	(3,637)	18,896
Purchase of tangible fixed assets	(4,140)	(3,742)	397	(11,116)
Proceeds from sales of tangible fixed assets	353	161	(192)	352
Purchase of investment securities	(14,486)	(12,566)	1,919	(63,753)
Investment in recoverable accounts under production sharing (capital expenditures)	(12,726)	(22,427)	(9,701)	(65,236)
Other	(80)	(1,818)	(1,738)	902
Net cash used in investing activities	(19,858)	(32,811)	(12,953)	(119,956)

Accounts	For the three months ended June 30, 2004 (A)	For the three months ended June 30, 2005 (B)	Fluctuation (B) - (A)	For the year ended March 31, 2005
	Amounts	Amounts	Amounts	Amounts
Cash flows from financing activities				
Proceeds from long-term debt	1,274	8,110	6,836	15,611
Proceeds from minority interests for additional shares	488	316	(172)	1,488
Cash dividends paid	(5,892)	(7,679)	(1,787)	(5,892)
Other	(137)	(141)	(3)	(1,416)
Net cash provided by (used in) financing activities	(4,267)	605	4,873	9,791
Effect of exchange rate changes on cash and cash equivalents	(2,613)	1,826	4,440	(3,142)
Net increase (decrease) in cash and cash equivalents	(5,486)	15,185	20,672	17,898
Cash and cash equivalents at beginning of the period	54,582	128,375	73,793	54,582
Increase in cash and cash equivalents due to a share exchange transaction	55,894	—	(55,894)	55,894
Cash and cash equivalents at end of the period	104,989	143,560	38,571	128,375

4. Production, Orders Received and Sales Performance

(1) Production

The following table shows production by business segment:

Business segment	Category	For the three months ended June 30, 2004	For the three months ended June 30, 2005
Crude oil and natural gas	Crude oil	Millions of barrels 15.8 (Thousands of barrels per day) 173.7	Millions of barrels 17.0 (Thousands of barrels per day) 186.6
	Natural gas	BCF 74.5 (Millions of CF per day) 818.6	BCF 71.2 (Millions of CF per day) 782.1
	Total	Millions of BOE 28.2 (Thousands of BOE per day) 310.1	Millions of BOE 28.8 (Thousands of BOE per day) 317.0

Notes: 1. The production volume of crude oil includes LPG..
2. The production by the Company's affiliates accounted for by the equity method is included in the figures above. Also the production is a result for the three months ended 30 June regardless of a closing date on the basis of fiscal periods of its subsidiaries or affiliates.
3. The production volume of crude oil and natural gas involved in the production sharing contracts entered by the INPEX Group corresponds to the net economic take of our group.
4. Production of Japan Oil Development Co., Ltd. that merged in May 2004 has been included from April 2004.
5. BOE means barrels of oil equivalent.

(2) Orders received

The Company has no production by order.

(3) Sales performance

a) We take back the full amount of crude oil produced under the production sharing contracts, and primarily sell it domestically to Japanese power companies and refining companies. We sell natural gas in the form of LNG and LPG to Japanese power companies and urban gas companies through PERTAMINA and also sell a part to customers in South Korea, Taiwan and other countries. In addition, we sell natural gas to the Indonesian market through PERTAMINA.

b) The following table shows sales performance by business segment:

(Millions of yen)

Business segment	Category	For the Three Months ended June 30, 2004 (A)	For the Three Months ended June 30, 2005 (B)	Fluctuation (B)-(A)	For the year ended March 31,2005
Crude oil and natural gas	Crude oil	57,402	74,440	17,038	293,143
	Natural gas	40,134	53,580	13,446	185,443
	Total	97,536	128,021	30,484	478,586

Note: 1. LPG, which uses a natural gas as materials, is included in natural gas.
2. The above amounts do not include the related consumption tax.
3. An increase in actual sales is due to a rise in the price of crude oil and natural gas.
4. The Company's subsidiaries of which closing date for fiscal year is December 31 are principally consolidated their operating result for the three months ended March 31. However, the significant effects of the difference in fiscal periods were properly adjusted in consolidation. For Japan Oil Development Co., Ltd., we consolidated their operating results, prepared for consolidation purposes, for the three months ended June 30.